As filed with the Securities and Exchange Commission on February 2, 2007

Registration No. 333-139291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 2
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BioMimetic Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3841	62-1786244
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

389-A Nichol Mill Lane
Franklin, Tennessee 37067
(615) 844-1280

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Samuel E. Lynch, D.M.D., D.M.Sc.
Chief Executive Officer
BioMimetic Therapeutics, Inc.
389-A Nichol Mill Lane
Franklin, Tennessee 37067
(615) 844-1280

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

James R. Tanenbaum, Esq. Anna T. Pinedo, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 (212) 468-8000	William J. Grant, Jr., Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	2,771,500	$14.925	$41,364,637.50	$4,426	(3)

(1)	Includes shares to be sold upon exercise, if any, of the underwriters’ over-allotment option. See ‘‘Underwriting.’’

(2)	Estimated solely for the purpose of computing the registration fee, based on the average of the high and low sales prices of the common stock as reported by the Nasdaq Global Market on February 1, 2007 in accordance with Rule 457 under the Securities Act of 1933.

(3)	The Registrant paid a fee of $2,429 on or about December 12, 2006 in respect to 2,000,000 shares of its common stock to be registered, and is paying $1,997 in respect to the additional 771,500 shares to be registered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. You may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell the securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated February 2, 2007

   2,410,000 Shares
   Common Stock

We are offering 1,800,000 shares of our common stock. The selling stockholders identified in this prospectus are selling an additional 610,000 shares of our common stock in this offering. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the Nasdaq Global Market under the symbol ‘‘BMTI.’’ On February 1, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $15.00 per share.

Investing in our common stock involves risk. See ‘‘Risk Factors’’ beginning on page 11.

	Per share	Total
Public Offering Price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We and the selling stockholders have granted the underwriters the right to purchase up to 270,000 and up to 91,500 additional shares of common stock, respectively, to cover over-allotments.

Deutsche Bank Securities	Pacific Growth Equities, LLC

First Albany Capital	A.G. Edwards

The date of this prospectus is                             , 2007.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including ‘‘Risk Factors’’ and the consolidated financial statements, before making an investment decision.

BioMimetic Therapeutics, Inc.

We develop and commercialize biologically active drug-device combination products for the healing of injuries and diseases to the skeleton and associated tissues, including periodontal, orthopedic, spine and sports injury applications. We received US marketing approval of our first product for bone regeneration in periodontal defects following completion of human clinical trials, which demonstrated the efficacy of our platform technology in periodontal indications and suggest its potential safety and efficacy in orthopedic, spine and sports injury indications. Our product and product candidates all combine a protein growth factor that actively stimulates tissue healing and regeneration with a scaffold that provides structure and support for tissue regeneration at the wound site. We believe our regenerative therapies will improve the treatment options and quality of life for millions of patients with injuries or deterioration of the bones, cartilage, tendons and ligaments.

Product Overview

Our product and product candidates use recombinant human Platelet-Derived Growth Factor (rhPDGF), one of the principal wound healing stimulators in the body. We believe that rhPDGF is well suited for various applications due to its stimulation of a broad spectrum of cellular events critical for the initiation and progression of periodontal and orthopedic tissue healing. rhPDGF acts like a magnet to attract cells necessary for tissue healing through a process known as chemotaxis, while also stimulating an increase in the number of healing cells through a process known as mitogenesis, thereby expanding the number of cells available for the repair process. In addition, published animal and in vitro studies demonstrate that rhPDGF may enhance processes important in new blood vessel formation at the wound site, a process critical for wound healing.

Our first drug-device combination product, GEM 21S® Growth-factor Enhanced Matrix, received US Food and Drug Administration, or FDA, approval in November 2005 for the treatment of periodontal bone defects and gum tissue recession associated with periodontal disease. GEM 21S combines rhPDGF-BB with a clinically proven synthetic bone matrix, beta-tricalcium phosphate (β-TCP). GEM 21S is the first totally synthetic product, combining a growth factor which stimulates bone and periodontal regeneration with a synthetic bone matrix, approved for human application by the FDA. Pivotal (Phase III) clinical trials demonstrated that GEM 21S stimulated significant bone regeneration at the treatment site.

Building upon the successful approval of GEM 21S, we have a pipeline of drug-device combination product candidates called GEM OS that we are developing for a broad range of orthopedic clinical indications. Our GEM OS family of product candidates, which also incorporate rhPDGF in combination with a bone matrix, is targeted to be used in the open (surgical) treatment of fractures and fusions (GEM OS1), the closed (non-surgical) treatment of fractures (GEM OS2), and the stimulation of bone formation at sites of risk for fracture, such as the spine in individuals with osteoporosis (GEM OS2).

Our GEM OS1 product candidate was the subject of pilot clinical trials for certain fracture repair and bone fusions in the US and the European Union, or EU, and we recently completed patient enrollment in a registration trial in Canada for the healing of foot and ankle fusions.

Interim results for the US and EU pilot studies have been announced, as well as on the first 32 patients enrolled in the Canadian foot and ankle fusion clinical study. The interim results in the US and Canadian studies suggest that GEM OS1 is at least comparable to autograft (bone harvested from elsewhere in the patient’s own body and currently considered the standard of care for bone graft) for the stimulation of bone healing (fusion), without the pain and morbidity associated with harvesting the autograft material. The interim results from the EU study suggest that use of GEM OS1 to treat wrist fractures (distal radius fractures) results in accelerated bone healing at earlier time points. Further, animal studies have demonstrated that rhPDGF is able to stimulate increased bone growth throughout much of the skeleton, suggesting that it may have broad therapeutic utility in fracture repair. In addition, we have ongoing and planned animal studies evaluating product candidates for the treatment of various sports injuries, including those requiring cartilage, ligament or tendon repair.

Our Alliances

We have licensed patents from ZymoGenetics, Inc., or ZymoGenetics, for the exclusive use of rhPDGF in our fields of interest. In addition, we have exclusively licensed the rights of Harvard College, or Harvard, with respect to certain patents that we co-own with Harvard relating to the use of rhPDGF. We also have an exclusive manufacturing agreement with Chiron Corporation, or Chiron, which was recently acquired by the Novartis Group, for the commercial supply of rhPDGF for the treatment of skeletal applications, including bone, cartilage, tendons and ligaments. We have partnered with Luitpold Pharmaceuticals, Inc., or Luitpold, a US subsidiary of Daiichi Sankyo Co., Ltd., for the worldwide marketing and distribution of GEM 21S. We expect that milestone payments, royalties on sales and a sole source manufacturing agreement will generate significant near- and long-term payments to us. We have retained all marketing rights to our orthopedic and sports injury product candidates. As of September 30, 2006, we had an accumulated deficit of $34.5 million. We expect to incur losses for at least the next few years as we continue to incur significant expenses for clinical trials.

Market Trends

The musculoskeletal business sector as a whole—including all treatment, services, devices, pharmaceuticals and biologics used to treat the skeleton and associated tissues, including bones, muscles, ligaments, tendons and joints that move the body and maintain its form—represents a market of approximately $350 billion. Our product candidates have the potential to impact a broad range of clinical indications in the musculoskeletal sector, including periodontal defects, the open and closed treatment of fractures, bone fusions, loss of bone density related to osteoporosis, and the repair of injuries to cartilage, tendons and ligaments. Each year, approximately 23 million fractures are treated by physicians in the US. Osteoporosis is identified as a contributing factor in an estimated 1.5 million of these fractures and complications resulting from the prolonged rehabilitation often required for osteoporotic fractures is considered a leading cause of injury related deaths among elderly women. In addition, there were an estimated 22 million patients treated for cartilage, ligament and tendon injuries in 2003.

Growth in the orthopedic and sports injury market is being driven by aging baby boomers, the desire for active lifestyles well into retirement and the growth in the incidence of osteoporosis, osteoarthritis, obesity, diabetes and other diseases that cause injury to orthopedic tissues and/or impair the ability of the body to heal injuries. These factors have caused a strong demand for the adoption of biologically active treatments, which seek to stimulate the body’s own capabilities for regeneration of tissue at injury sites. Despite the substantial morbidity risk faced by geriatric women suffering hip fractures, there is no biological therapy approved today to accelerate the healing of these osteoporotic fractures.

According to industry data, the worldwide orthopedic market was estimated at $19 billion in 2004. This includes joint replacement, fracture repair, sports injury and spinal procedures. One of the fastest growing segments within the orthopedic market is grafting or osteobiologics products, which stimulate the growth and repair of bone in the area of bone injury. According to securities research analyst reports, US sales of bone grafting products and orthobiologics reached $1.3 billion in 2005, a 27% increase over 2004 sales. Based on currently available therapies alone, that figure is expected to increase to $2.5 billion by 2010.

Periodontal disease is the second most prevalent disease in the US after heart disease. It is estimated that greater than 50 million people are affected with periodontal disease at the moderate to severe level. Of these, only 15 to 20% receive treatment, with an estimated $6 billion spent annually in the US to treat the disease. As a result of findings implicating periodontal disease with multiple significant healthcare problems, the US Surgeon General issued a report in 2000 highlighting periodontal disease as a major healthcare issue.

Strategy

Our product development strategy is to combine proprietary and potent tissue growth factors with medical devices, such as synthetic and natural tissue matrices or scaffolds, to generate drug-device combination products that provide results superior to existing therapies. Development of ‘‘convergent devices’’ has revolutionized the way that cardiovascular disease is treated and has proven to be both a clinical and commercial success. We believe the orthopedic industry will undergo a similar transformation from the use of traditional, passive, highly invasive metallic devices to more advanced, bio-active devices. With GEM 21S approved for marketing and several product candidates in the research and development pipeline, we believe that we are well positioned to capitalize on this transformation.

We believe that our management’s experience in the development of drug-device combination products, combined with our intellectual property rights, the well characterized biology and history of safe use of rhPDGF and the clinically proven efficacy of our first GEM technology all position us to become a leader in the development and commercialization of biologically-active devices that will capitalize on the growing market for these products in orthopedics and sports injury applications.

We cannot be sure that we will be successful in developing, obtaining regulatory approval for, or commercializing, our product candidates or that we will do so in a timely fashion. We initially filed an application in the US for an investigational device exemption, an IDE, for GEM OS1 in June 2005. The FDA initially did not approve our application and requested additional information from us. We received FDA approval to initiate a feasibility study under our IDE in January 2006 and we completed patient enrollment in July 2006. We are continuing to follow these patients. We have also completed enrollment for a 60 patient registration trial in Canada using GEM OS1 in foot and ankle fusions. In October 2006, the independent Data Monitoring Committee recommended continuing unmodified the Canadian registration and US feasibility clinical studies with GEM OS1 for foot and ankle fusions and the expansion of the US program into pivotal clinical trials. We anticipate initiation of US pivotal trials in the first half of 2007. A separate clinical study for GEM OS1 was approved in the EU (Sweden) in May 2005 for the treatment of distal radius fractures, and we completed patient enrollment in April 2006. The interim results for this study suggest that GEM OS1 accelerated bone regeneration for these fractures at earlier time points. We also initiated a study with GEM OS2 in Sweden in January 2007 for the treatment of distal radius fractures.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled ‘‘Risk Factors’’ immediately following this prospectus summary. We have a limited operating history and have incurred substantial losses since inception. We expect to continue to incur substantial losses for the foreseeable future and are unable to predict the extent of future losses or when we will become profitable, if at all. GEM 21S is the only approved product that we have for commercial sale, and it presently generates limited revenues. All of our product candidates are in various stages of development, have not yet received regulatory approval, and failure of product candidates is common and can occur at any stage of development. Our ability to generate product revenue in the future will depend heavily on the successful development and commercialization of our product candidates. Even if we succeed in developing and commercializing one or more of our product candidates, we may never generate sufficient sales revenue to achieve and sustain profitability. GEM 21S and our product candidates are all based on the same protein, PDGF. If PDGF is found to be unsafe or ineffectual, the development path for all of our product candidates could be impacted. We may be unable to maintain and protect our intellectual property, which could have a substantial impact on our ability to generate revenue. Our product and product candidates are subject to regulation by governmental authorities in the US and in other countries. Failure to comply with such regulations or to receive the necessary approvals or clearances for our product and product candidates may have a material adverse effect on our business.

Corporate Information

We were incorporated under the laws of the State of Tennessee in April 1999. In May 2001, we reincorporated in the State of Delaware under the name BioMimetic Merger Corp., and we thereafter changed our name to BioMimetic Pharmaceuticals, Inc. In August 2005, we subsequently changed our name to BioMimetic Therapeutics, Inc. Our principal executive offices are located at 389-A Nichol Mill Lane, Franklin, Tennessee 37067, and our telephone number is (615) 844-1280. Our website address is www.biomimetics.com. The information on our website is not a part of this prospectus. GEM 21S®, GEM 21A™, GEM OS®, GEM®, GEM C™, GEM LT™, and OsteoMimetic™, are our trademarks. GEM 21S, GEM OS and GEM  have been registered by the United States Patent and Trademark Office and the other trademarks are covered by pending applications for registration in the US. In addition, applications for registration of our trademarks are pending in various countries around the world. Each other trademark, tradename or service mark appearing in this prospectus belongs to its respective holder. Unless the context requires otherwise, the words ‘‘BioMimetic,’’ ‘‘we,’’ ‘‘Company,’’ ‘‘us,’’ and ‘‘our’’ refer to BioMimetic Therapeutics, Inc., our subsidiary formed in the United Kingdom in October 2005, BioMimetic Therapeutics Limited, and our subsidiary formed in Australia in October 2006, BioMimetic Therapeutics Pty Ltd.

The Offering

Common stock we are offering	1,800,000 shares

Common stock offered by the selling stockholders	610,000 shares

Common stock to be outstanding after this offering	17,449,362 shares

Use of proceeds after expenses	We estimate that our net proceeds from this offering will be approximately $24.9 million, based on the last reported sales price for our common stock on February 1, 2007, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use these net proceeds to fund our research and development activities, for general corporate purposes (including working capital needs and to hire additional employees), to commercialize our lead product, GEM 21S (including building our manufacturing capabilities), and to license additional molecules and matrix materials. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. See ‘‘Use of Proceeds.’’

Risk factors	You should read the ‘‘Risk Factors’’ section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol	BMTI

The number of shares of common stock to be outstanding immediately after the closing of this offering is based on 15,633,111 shares of our common stock outstanding as of September 30, 2006.

The number of shares of common stock outstanding immediately after this offering excludes:

•	1,503,902 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2006 at a weighted average exercise price of $3.33 per share; and

•	516,148 shares of common stock that will be reserved for future issuance under our stock plans as of the completion of this offering.

Unless otherwise noted, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary Financial Data

The following tables provide our summary financial information. The summary consolidated statement of operations data for each of the three years in the period ended December 31, 2005 and the summary consolidated balance sheet data as of December 31, 2005 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the year ended December 31, 2002 and for the period from inception (April 14, 1999) through December 31, 2001 have been derived from our audited consolidated financial statements which are not included in this prospectus.

The summary condensed consolidated statement of operations data for the nine months ended September 30, 2006 and 2005 and the summary condensed consolidated balance sheet data as of September 30, 2006 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and notes thereto, which include, in the opinion of our management, all adjustments (consisting of normal recurring adjustments), necessary for a fair presentation of the information for the unaudited interim period. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period.

As noted above, the following tables include summary consolidated statement of operations data for the period from inception (April 14, 1999) through December 31, 2001 rather than the stand alone year ended December 31, 2001. We believe this cumulative information from inception through December 31, 2001 provides useful information regarding our results of operations since our inception. Our operations during 1999 and 2000 were minimal and consisted of start-up activities involving our founders. We did not have any significant operations until we received our initial funding through the Series A redeemable, convertible preferred stock issuance in March 2001. Substantially all of our loss from operations during the period from inception (April 14, 1999) through December 31, 2001 occurred during the year ended December 31, 2001.

The pro forma net loss per share attributable to common stockholders information is computed using the weighted average number of shares of common stock outstanding, after giving effect to the automatic conversion of all outstanding shares of our redeemable, convertible preferred stock into shares of our common stock that was effective upon the completion of our initial public offering on May 12, 2006, as if the conversion had occurred at the date of the original issuance of such redeemable, convertible preferred stock.

The pro forma summary balance sheet data gives effect to our sale of shares of common stock in this offering at the estimated offering price of $15.00 per share, the last reported sales price for our common stock on February 1, 2007, after deducting underwriting discounts and commissions and estimated offering expenses of $2.1 million payable by us.

Prior to January 1, 2006, we primarily had been engaged in researching and developing our principal product and were a development stage enterprise. Effective January 1, 2006, we no longer consider ourselves to be a development stage enterprise as we believe that we have achieved our planned principal operations and are generating revenue from the sale of our principal product.

You should read the below information together with our consolidated financial statements and related notes and the information under ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ included elsewhere in this prospectus.

	Nine months ended September 30,		Year ended December 31,				Period from Inception (April 14, 1999) through December 31, 2001
	2006	2005	2005	2004	2003	2002
	(unaudited)
Statement of Operations Information:	(in thousands, except share and per share information)
Revenues:
Collaborative research and development	$215	$3,893	$4,335	$5,601	$461	$—	$61
Sublicense fee	531	—	84	—	—	—	—
Product Sales	1,230	—	60	—	—	—	—
Royalty income	236	—	31	—	—	—	—
Grants and other	23	—	7	—	162	157	40
Total revenues	2,235	3,893	4,517	5,601	623	157	101
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown below)	1,093	—	70	—	—	—	—
Research and development	7,790	4,611	12,587	3,935	3,320	2,558	1,131
General and administrative	4,488	1,957	3,402	2,434	1,157	971	888
Depreciation and capital lease amortization	584	205	399	74	28	16	2
Patent license fee amortization	1,581	316	652	397	87	50	21
	15,536	7,089	17,110	6,840	4,592	3,595	2,042
Loss from operations	(13,301)	(3,196)	(12,593)	(1,239)	(3,969)	(3,438)	(1,941)
Interest income, net	1,529	651	921	196	47	70	71
Loss on disposal of equipment	(1)	(2)	(4)	—	—	—	—
Loss before income taxes	(11,773)	(2,547)	(11,676)	(1,043)	(3,922)	(3,368)	(1,870)
Income taxes	—	—	—	—	77	—	—
Net loss	(11,773)	(2,547)	(11,676)	(1,043)	(3,999)	(3,368)	(1,870)
Preferred stock accretion	(132)	(263)	(367)	(111)	(63)	(52)	(31)
Net loss attributable to common stockholders	$(11,905)	$(2,810)	$(12,043)	$(1,154)	$(4,062)	$(3,420)	$(1,901)
Basic and diluted net loss per share attributable to common stockholders	$(1.34)	$(1.78)	$(7.59)	$(0.73)	$(2.57)	$(2.17)	$(4.29)
Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	8,885,262	1,579,732	1,587,219	1,579,155	1,579,155	1,579,155	442,992
Pro forma basic and diluted net loss per share applicable to common stockholders	$(0.89)		$(1.17)
Pro forma weighted average shares used to compute pro forma basic and diluted net loss per share(1)	13,343,932		10,289,862

(1)	The pro forma weighted average shares used gives effect to the conversion of all of the outstanding redeemable, convertible preferred stock into shares of common stock for the period each share of preferred stock was outstanding. All outstanding shares of our redeemable, convertible preferred stock were converted into shares of common stock upon the completion of our initial public offering on May 12, 2006.

	Pro forma as of September 30, 2006	As of September 30, 2006	As of December 31,
			2005	2004	2003	2002	2001
	(unaudited)		(in thousands)
Balance Sheet Information:
Cash and cash equivalents	$78,673	$53,765	$33,428	$29,685	$11,805	$3,047	$2,731
Total assets	96,703	71,795	52,642	34,305	15,611	4,257	3,052
Long-term capital lease obligations	31	31	—	—	2	5	4
Total liabilities	21,878	21,878	23,281	5,226	10,318	491	245
Redeemable, convertible preferred stock	—	—	50,746	38,707	13,818	8,300	4,075
Accumulated deficit	(34,485)	(34,485)	(22,580)	(10,538)	(9,383)	(5,321)	(1,901)
Total stockholders’ equity (deficit)	74,825	49,917	(21,385)	(9,628)	(8,525)	(4,534)	(1,269)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before purchasing our common stock. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In any such event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We have a history of losses and we expect to continue to incur losses and may not achieve or maintain profitability.

We have invested and will invest a significant portion of our time and resources in developing and testing GEM 21S and our GEM product candidates. As a result of our significant research and development, clinical development, regulatory compliance and general and administrative expenses, we expect to incur losses for at least the next few years as we continue to incur significant expenses for clinical trials. As of September 30, 2006, we had an accumulated deficit of $34.5 million. We received FDA marketing approval for GEM 21S in November 2005 and began commercializing GEM 21S in December 2005. In May 2006, we received marketing approval from Health Canada and began commercializing GEM 21S in Canada in September 2006. Although we are now commercializing GEM 21S, and even if we succeed in developing and commercializing one or more of our product candidates, we may not be able to generate sufficient revenue and we may never achieve or maintain profitability.

Our product and product candidates are in various stages of development and may not be developed or commercialized successfully.

GEM 21S and our product candidates are based on technologies that often times have not been used previously in the manner and combination we propose and must compete with more established treatments currently accepted as the standards of care. Market acceptance of our products will largely depend on our ability to demonstrate their relative safety, efficacy, cost-effectiveness and ease of use.

We are subject to the risk that:

•	the FDA or a foreign regulatory authority finds some or all of our product candidates ineffective or unsafe;

•	we do not receive necessary regulatory approvals;

•	we are unable to get some or all of our product candidates to market in a timely manner;

•	we are not able to produce our product or product candidates in commercial quantities at reasonable costs;

•	our products undergo post-market evaluations resulting in marketing restrictions or withdrawal of regulatory approval of our products; and

•	the patient and physician community does not accept our products.

In addition, our product development programs may be curtailed, redirected, eliminated or delayed at any time for many reasons, including:

•	adverse or ambiguous results;

•	undesirable side effects that delay or extend the trials;

•	inability to locate, recruit, qualify and retain a sufficient number of clinical investigators or patients for our trials;

•	regulatory delays or other regulatory actions;

•	difficulties in obtaining sufficient quantities of the particular product candidate or any other components needed for our pre-clinical testing or clinical trials;

•	difficulties in obtaining the necessary regulatory support from our raw materials suppliers to enable us to obtain or maintain regulatory approval to market our product or product candidates; or

•	re-evaluation of our clinical development strategy.

We cannot predict whether the commercialization of GEM 21S will be successful or whether we will develop and commercialize successfully any of our product candidates. If we fail to do so, we will not be able to generate substantial revenue.

GEM 21S and our current product candidates are all based on the same protein, rhPDGF. If one of them reveals safety or fundamental efficacy issues in clinical trials, it may impact the development path for all our other current product candidates.

The development of GEM 21S and each of our GEM product candidates is based on our understanding of how the protein rhPDGF contributes to the repair of bone and soft tissue. Soft tissue includes muscles, tendons and ligaments that connect, support or surround the bones and organs of the body. While there are important differences in each product and product candidate in terms of its purpose, each product and product candidate focuses on accelerating the repair of musculoskeletal tissue and relies on the ability of rhPDGF to stimulate the body’s natural healing processes.

Since we are developing the GEM OS product candidates in parallel, we expect that the results of the individual product trials will assist us in the development of all of the GEM OS product candidates. If one product candidate has negative clinical trial results or is shown to be ineffective, it may impact the development path or future development of the other product candidates. For example, the components in GEM 21S that stimulate bone growth in periodontal indications may not stimulate bone growth in broad orthopedic applications. If we find that one product candidate is unsafe, it may impact the development of our other product candidates in clinical trials.

If we fail to meet our obligations under our existing license agreements or fail to enter into new license agreements, our business may be materially adversely impacted.

Our rights to the development, use and marketing of GEM 21S and all of our GEM product candidates are governed by a series of licensing agreements, including those with Harvard and ZymoGenetics. These license agreements provide us with rights to certain intellectual property created by the licensor, which allow us to develop and commercialize our product and product candidates.

As part of these agreements, we are required to make payments to the licensors and comply with other obligations as we progress through product development and commercialization. If we fail to make these payments or satisfy other obligations for any reason, these licenses could be terminated by the licensors, thereby limiting our ability to market our product or limiting our ability to maintain exclusivity with respect to our product or product candidates. Furthermore, if a dispute arises regarding our obligations under these agreements, our business may be materially adversely impacted.

Our licensors or others may dispute the scope of our rights under any of these licenses. Additionally, the licensors under these licenses might breach the terms of their respective agreements or fail to prevent infringement of the licensed patents by third parties. Loss of any of these licenses for any reason could materially harm our financial condition and operating results.

We may need additional licenses to intellectual property owned by third parties in order to commercialize new products. If we cannot obtain these additional licenses, we may not be able to develop or commercialize these future products.

Our rights to use technologies licensed to us by third parties are not entirely within our control, and we may not be able to produce our product and product candidates without these technologies.

We depend upon a limited number of specialty suppliers of raw materials.

Our ability to manufacture GEM 21S and our GEM product candidates depends on a limited number of specialty suppliers of raw materials. In particular, we depend upon Chiron, which is now known as Novartis Vaccines and Diagnostics, or Novartis, to supply us with sufficient quantities of rhPDGF for clinical development activities and for commercial sale. We are obligated to purchase minimum specified quantities of rhPDGF beginning in 2006 and increasing as of 2007.

We are required to purchase all of our requirements for β-TCP for use in GEM 21S for the treatment of bone and soft tissue defects of the jaw and maxillofacial region, or jaw and face, from Orthovita, Inc., or Orthovita. We are evaluating β-TCP products and other matrices from potential suppliers for use in orthopedic applications. There is a risk that we will not be able to secure adequate sources of rhPDGF to meet our clinical needs for our periodontal or orthopedic applications or β-TCP to meet our clinical needs for our periodontal applications. Each of our agreements with Novartis and Orthovita are cancelable under certain circumstances.

The failure of a supplier to continue to provide us with these materials at a price or quality acceptable to us, or at all, would impede our ability to manufacture our product and product candidates. Moreover, our failure to maintain strategic reserve supplies of each significant single-sourced material used to manufacture products and product candidates that we develop may negatively impact our development and commercialization activities. If our specialty suppliers cannot perform as agreed, we may not be able to replace them in a timely manner or on terms that are acceptable to us and the production of our product and product candidates would be interrupted, resulting in delays in clinical trials and additional costs. We will be required to obtain regulatory clearance from the FDA or foreign regulatory authorities before we can use different suppliers or components. If we have to switch to replacement suppliers, we may face additional regulatory delays and the manufacture and delivery of GEM 21S and our GEM product candidates could be interrupted for an extended period of time, which may delay completion of our clinical trials, regulatory approval of our product candidates or commercialization of any approved products.

We and our suppliers are subject to numerous federal, state and local laws relating to matters, including safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are subject to regulation by the Federal Trade Commission in specific instances. We and our suppliers may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements, our failure or the failure of our manufacturers to comply with these requirements, or the adoption of new requirements could delay the development of our product candidates or regulatory approval of our product candidates or successful commercialization of any approved products, resulting in additional losses to us.

We may be unable to establish or enter into the necessary partnerships and agreements with other companies who provide a component critical to the development and commercialization of our product candidates, including intellectual property, raw materials, manufacturing assistance, regulatory assistance and other assistance necessary to develop and market our product candidates successfully.

Our product development programs and potential commercialization of our product candidates will require substantial additional cash to fund expenses. We rely heavily upon arrangements with third-parties for the raw materials and intellectual property used in the development of our product candidates. These third parties also provide us with assistance in manufacturing our product candidates and seeking regulatory approvals. Our strategy includes continuing to partner with other biotechnology companies to assist us in potentially commercializing our product candidates. We face significant competition in seeking appropriate partners and these partnerships and other agreements into which we may enter are complex and time-consuming to negotiate, document and implement. We may not be able to enter into any such partnerships or agreements on terms that are acceptable to us, or at all. If that were to happen, we may have to curtail the development or delay the commercialization of our product candidates.

Chiron was recently acquired by the Novartis Group, and Chiron’s rhPDGF manufacturing business is currently being integrated into the Novartis organization. This integration may affect our ability to obtain rhPDGF in a timely manner, or at all. In addition, this integration may affect the timeliness or the extent to which Novartis assists us with our necessary regulatory filings for GEM 21S or our product candidates. The integration may delay or restrict our ability to obtain regulatory approval for our product candidates around the world and for GEM 21S outside the US and Canada.

At this point in time, we do not have an alternative source of rhPDGF. If we are not able to obtain rhPDGF from Novartis, we will not be able to manufacture GEM 21S after our current inventory is depleted. In view of the FDA’s removal of the restriction on our use of rhPDGF lots manufactured by Novartis after September 2002, we have modified our purchasing plans for rhPDGF. Based on our current forecasts for GEM 21S, our planned clinical study programs for GEM OS1 and other product candidates and our anticipated pre-clinical studies, the rhPDGF in our inventory should meet our needs for at least the next year. Under the terms of our supply agreement, Novartis is required to support our efforts to establish our production of rhPDGF should it terminate the agreement; however, establishing a manufacturing process to replace Novartis’ will take multiple years and a significant financial investment to complete, if at all, and there is no assurance we would be successful in that effort. We also may not be able to manufacture any other product candidates that contain rhPDGF, including GEM OS1, after our current inventory is depleted.

We have limited manufacturing capabilities and manufacturing personnel, and if our manufacturing facilities are unable to provide an adequate supply of products, our growth could be limited and our business could be harmed.

We are evaluating bringing the later stages of the manufacture of GEM 21S and our GEM product candidates into our facility in Franklin, Tennessee, including final formulation, filling the syringes and cups that will be packaged in the finished kits and assembling the kits. Currently we are utilizing four contract facilities to complete the manufacturing, packaging and final product testing for our GEM 21S kits and our GEM OS1 clinical study kits. If there were a disruption to our manufacturing facility or those of our contract manufacturers, we would have no other means of manufacturing our product or product candidates until we were able to restore the manufacturing capability at our facility or develop alternative manufacturing facilities. If we were unable to produce sufficient quantities of our product candidates for use in our current and planned clinical trials, or if our manufacturing process yields substandard products, our development and commercialization efforts could be delayed.

We have limited resources, facilities and experience to commercially manufacture our product and product candidates. In order to produce our product and product candidates in the quantities that we anticipate will be required to meet future market demand, we will need to increase, or ‘‘scale up,’’ the production process by a significant factor over the current level of production. There are technical challenges to scaling-up manufacturing capacity, and developing commercial-scale manufacturing facilities under our control would require the investment of substantial additional funds as well as hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required scale-up in a timely manner or at all. This growth could strain our existing managerial, operational, financial and other resources. Furthermore, if we fail to manage our growth effectively we may not be able to produce our product in sufficient quantities to meet the future requirements for the product. If we are unable to manufacture a sufficient supply of GEM 21S or any product candidate, our revenues, business and financial prospects would be adversely affected. In addition, if the scaled-up production process is not efficient or produces products that do not meet quality and other standards, our future gross margins may decline.

If we are unable to establish adequate sales and marketing capabilities, we may not be able to generate significant revenue and may not become profitable.

We do not have a dedicated sales force and have limited experience in the sales, marketing and distribution of drug-device combination products. In December 2003, we entered into an exclusive worldwide sublicense, research and development, marketing and distribution partnership with Luitpold for GEM 21S. In order to commercialize any other product candidates that we develop, we must develop our sales, marketing and distribution capabilities or make arrangements with a third party to perform these functions. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate significant revenue and may not become profitable.

Under the agreements with Luitpold, Luitpold is responsible for post-approval development, as well as worldwide sales and distribution, of GEM 21S for periodontal and maxillofacial applications. As a result of our agreements with Luitpold or any other arrangements we may enter into with third parties to perform sales, marketing and distribution services, our product revenues could be lower than if we directly marketed and sold GEM 21S or any other product candidate that we may develop. Furthermore, as a result of our agreements with Luitpold or other marketing and sales arrangements we may enter into with other companies, any revenues received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. Some of our existing or future distributors may have products or product candidates that compete with ours, and they may have an incentive not to devote sufficient efforts to marketing our products. Luitpold and its affiliates produce three products that compete with GEM 21S, Bio-Oss®, Bio-Gide® and Bio-Oss Collagen®. If our relationships with Luitpold or future distributors do not progress as anticipated, or if their sales and marketing strategies fail to generate sales of our products in the future, our business, financial condition and results of operations would be harmed.

The drug-device combination product industry is highly competitive and subject to rapid technological change. If our competitors are better able to develop and market products that are safer and more effective than any products that we may develop, our commercial opportunity will be reduced or eliminated.

Our success depends, in part, upon our ability to maintain a competitive position in the development of technologies and products in the biological device field. We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions in the US and abroad. Many of our principal competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with, or mergers with or acquisitions by, large and established companies or through the development of novel products and technologies.

Our competitors may:

•	develop and patent processes or products earlier than us;

•	obtain regulatory approvals for competing products more rapidly than us; or

•	develop more effective or less expensive products or technologies that render our technology or product and product candidates obsolete or non-competitive.

The industry in which we operate has undergone, and we expect it to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technological advances are made. Our competitors may develop and commercialize medical devices, drug-device combination products or pharmaceutical products that are safer or more effective, have fewer side effects or are less expensive than any products that we may develop. For example, we are aware of companies that are developing various other technologies for treating periodontal and orthopedic injuries and disease, which could make our GEM 21S and any of our product candidates obsolete. We also compete with our competitors in recruiting and retaining qualified scientific and management personnel, in establishing clinical trial sites and patient registration for clinical trials, and in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

If our product and product candidates do not gain market acceptance among physicians, patients and the medical community, we may be unable to generate significant revenue, if any.

Even if we obtain regulatory approval for our product candidates, they may not, and GEM 21S may not, gain market acceptance among physicians, healthcare payers, patients and the medical community. Market acceptance will depend on our ability to demonstrate the benefits of our approved products in terms of safety, efficacy, convenience, ease of administration and cost effectiveness. In addition, we believe market acceptance depends on the effectiveness of our marketing strategy, the pricing of our approved products and the reimbursement policies of government and third party payers. Physicians may not prescribe our approved products for a variety of reasons and patients may determine for any reason that our product is not useful to them. If any of our approved products fails to achieve market acceptance, our ability to generate revenue will be limited.

The loss of our key management and scientific personnel may hinder our ability to execute our business plan.

As a small company with 56 full-time employees for the pay period ended January 12, 2007, our success depends on the continuing contributions of our management team and scientific personnel and on maintaining relationships with the network of medical and academic centers in the US that conduct our clinical trials. We depend on the services of our key scientific employees and the principal members of our management staff, including Samuel Lynch, Larry Bullock, Charles Hart and Steven Hirsch. Our success depends in large part upon our ability to attract and retain highly qualified personnel. We face intense competition in our hiring efforts from other pharmaceutical and biotechnology companies, as well as from universities and nonprofit research organizations, and we may have to pay higher salaries to attract and retain qualified personnel. The loss of one or more of these individuals, or our inability to attract additional qualified personnel, could substantially impair our ability to implement our business plan.

We face an inherent risk of liability in the event that the use or misuse of our product or product candidates results in personal injury or death.

The use of our product candidates in clinical trials and the sale of any approved products may expose us to product liability claims which could result in financial losses. Our clinical and commercial product liability insurance coverage may not be sufficient to cover claims that may be made against us. In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources and adversely impact or eliminate the prospects for commercialization of the product candidate, or sale of the product, which is the subject of any such claim. Off-label use of our product may occur. While we do not promote any off-label use, off-label uses of products are common and the FDA does not regulate a physician’s choice of treatment. Off-label use or misuse of our product may subject us to additional liability.

If we are sued in a product liability action, we could be forced to pay substantial damages and the attention of our management team may be diverted from operating our business.

We currently manufacture commercial and investigational drug-device combination products and product candidates that are implanted in patients during surgery, and we are developing additional similar products for additional surgical indications. As a result, we may be subject to a product liability lawsuit. In particular, the market for spine products has a history of product liability litigation. Under agreements with our distributors and sales agencies and certain suppliers, we indemnify these parties from product liability claims. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, we would have to pay any amount awarded by a court in excess of policy limits. We maintain product liability insurance in the annual aggregate amount of up to $20 million, although our insurance policies have various exclusions. Thus, we may be subject to a product liability claim for which we have no insurance coverage, in which case we may have to pay the entire amount of any award. Even in the absence of a claim, our insurance rates may rise in the future to a point where we may decide not to carry this insurance. A meritless or unsuccessful product liability claim would be time-consuming and expensive to defend and could result in the diversion of management’s attention from our core business. A successful product liability claim or series of claims brought against us in excess of our coverage could have a material adverse effect on our business, financial condition and results of operations.

Our ability to use our net operating loss carryforwards could be limited.

Our ability to use our net operating loss carryforwards could be limited. At September 30, 2006, we had net operating loss carryforwards totaling approximately $16.9 million available to reduce our future federal income tax liabilities. Our ability to use these net operating loss carryforwards to reduce our future federal income tax liabilities is subject to annual limitations. In connection with any offering, we may realize a ‘‘more than fifty percent change in ownership’’ which could further limit our ability to use our net operating loss and tax credit carryforwards accumulated to date to reduce future taxable income and tax liabilities. Additionally, because US tax laws limit the time during which net operating loss and tax credit carryforwards may be applied against future taxable income and tax liabilities, we may not be able to take advantage of our net operating loss and tax credits for federal income tax purposes.

Risks Relating to Intellectual Property

If we cannot protect our intellectual property, our ability to market GEM 21S and our ability to develop and commercialize our product candidates may be severely limited.

Our success will depend in part on our ability and on the ability of Harvard and ZymoGenetics to maintain and enforce patent protection for the therapeutic uses of rhPDGF. Without patent protection, other companies could offer substantially identical products for sale without incurring the sizable discovery, development and licensing costs that we have incurred. Our ability to recover these expenditures and realize profits upon the sale of approved products would then be diminished.

We have relied on the intellectual property of ZymoGenetics and the intellectual property co-owned by us and Harvard to provide freedom to operate and to exclude others from developing rhPDGF for the treatment of general bone defects and bone defects associated with advanced periodontal disease, fractures and other indications. One of our licensed issued

US patents covering our GEM 21S product may have expired in July 2006. We have two additional US patents covering other unique aspects of GEM 21S and our product candidates. We do not believe that the expiration of this patent would significantly affect our intellectual property position. The license agreement with Harvard provides exclusivity to the designated patents, which we co-own with Harvard. However, if any patent or other rights of ZymoGenetics or any patent or other rights co-owned by us and Harvard are challenged, a court may determine that the patents are invalid or unenforceable. Even if the validity or enforceability of a patent is upheld by a court, a court may not prevent alleged infringement on the grounds that the activity is not covered by the patent claims. Any litigation, whether to enforce our rights to use our or our licensors’ patents or to defend against allegations that we infringe third-party rights, would be costly and time consuming, and may distract management from other important tasks.

Neither we nor our licensors may be able to obtain additional issued patents relating to our technology. Even if issued, patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. In addition, our patent applications, patents and our licensors’ patents may not afford us protection against competitors with similar technology. Because patent applications in the US and many foreign jurisdictions typically are not published until 18 months after filing, or in some cases ever, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications.

We also rely on trade secrets, know-how and other proprietary information. We seek to protect this information, in part, through the use of non-disclosure and confidentiality agreements with employees, consultants, advisors and others. These agreements may be breached and we may not have adequate remedies for a breach. In addition, we cannot ensure that these agreements will provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to the information, which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements, or that our trade secrets become known or independently discovered by competitors, could adversely affect us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies.

Our success also depends on our ability to operate and commercialize our product and product candidates without infringing the patents or proprietary rights of others.

Third parties may claim that we or our licensors or suppliers are infringing their patents or are misappropriating their proprietary information. In the event of a successful claim against us or our licensors or suppliers for infringement of the patents or proprietary rights of others, we may be required to, among other things:

•	pay substantial damages;

•	stop using our technologies;

•	stop certain research and development efforts;

•	develop non-infringing products or methods; or

•	obtain one or more licenses from third parties.

A license required under any such patents or proprietary rights may not be available to us, or may not be available on acceptable terms. If we or our licensors or suppliers are sued for infringement, we could encounter substantial delays in, or be prohibited from, developing, manufacturing and commercializing GEM 21S or our product candidates.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. To the extent our employees are involved in research areas that are similar to those areas in which they were involved at their former employers, we may be subject to claims that these employees may have used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against these claims, which could result in substantial costs and be a distraction to management and may have a material adverse effect on us, even if we are successful in defending these claims.

Delays encountered during the FDA approval process could shorten the patent protection period during which we have the exclusive right to commercialize technologies or could allow others to come to market with similar technologies before us.

Regulatory Risks

We are subject to extensive governmental regulation including the requirement of FDA approval or clearance before our product and product candidates may be marketed.

Both before and after approval or clearance of our product and product candidates, we, our product and product candidates, and our suppliers, contract manufacturers, and contract testing laboratories are subject to extensive regulation by governmental authorities in the US and other countries. Failure to comply with applicable requirements could result in, among other things, any of the following actions:

•	warning letters;

•	fines and other monetary penalties;

•	unanticipated expenditures;

•	delays in the FDA’s approving or clearing or the FDA’s refusing to approve or clear a product candidate;

•	product recall or seizure;

•	interruption of manufacturing or clinical trials;

•	operating restrictions;

•	injunctions; and

•	criminal prosecutions.

Our product candidates require FDA authorization by means of an approval or clearance prior to marketing. Some of our product candidates, including GEM OS1 and GEM OS2, are regulated as combination products. For a combination product, the FDA must determine which center or centers within the FDA will review the product candidate and under what legal authority the product candidate will be reviewed. GEM OS1and GEM OS2 are being reviewed by medical device authorities at the Center for Devices and Radiological Health, with participation by the Center for Drug Evaluation and Research. GEM OS1 and GEM OS2 require an approved pre-market application, or PMA, before they can be marketed. The process of obtaining FDA approval of a PMA is lengthy, expensive, and uncertain, and we cannot be sure that our drug-device combination product candidates regulated by the FDA as medical devices, or any other product candidates, will be approved in a timely fashion, or at all. If the FDA does not approve or clear our product candidates in a timely fashion, or at all, our business and financial condition may be adversely affected. We cannot be sure that the FDA will not select a different center and/or different legal authority for our other product candidates, in which case the path to regulatory approval would be different and could be more lengthy and costly. The review of combination products is often more complex and more time consuming than the review of a product candidate under the jurisdiction of only one center within the FDA.

In addition to the approval and clearance requirements, other numerous and pervasive regulatory requirements apply, both before and after approval or clearance, to us, our product and product candidates, and our suppliers, contract manufacturers, and contract laboratories. These include requirements related to:

•	testing;

•	manufacturing;

•	quality control;

•	labeling;

•	advertising;

•	promotion;

•	distribution;

•	export;

•	reporting to the FDA certain adverse experiences associated with use of the product; and

•	obtaining additional approvals or clearances for certain modifications to the products or their labeling or claims.

The FDA approval for GEM 21S was granted with three post-approval requirements relating to (1) establishing an rhPDGF identity test, (2) evaluating quality testing of our first 30 lots of product and (3) prohibiting our use of lots of rhPDGF that were fermented by Novartis after September 2002 until supplemental approval was received from the FDA to include Novartis’ rhPDGF fermentation site. Regarding the first post-approval requirement, the FDA approved our PMA supplement in July 2006 to implement a new Enzyme-Linked ImmunoSorbent Assay, or ELISA, rhPDGF identity test, thus satisfying the first post-approval requirement. Regarding the second requirement, we submitted all quality testing data requested by the FDA for certain lots and that was available to us in August 2006. We will submit the data on the remaining lots of product as soon as it is available. Regarding the third requirement, the FDA granted us approval in September 2006 to include Novartis’ rhPDGF fermentation site in our GEM 21S PMA and removed the restriction on our use of rhPDGF lots manufactured after September 2002, thereby satisfying the third post-approval requirement.

We also are subject to inspection by the FDA to determine our compliance with regulatory requirements, as are our suppliers, contract manufacturers, and contract testing laboratories.

The FDA’s requirements may change and additional government regulations may be promulgated that could affect us, our product and product candidates, and our suppliers, contract manufacturers, and contract laboratories. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our business.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

International sales of our product and any of our product candidates that we commercialize are subject to the regulatory requirements of each country in which the products are sold. Accordingly, the introduction of our product and product candidates in markets outside the US will be subject to regulatory clearances in those jurisdictions. The regulatory review process varies from country to country. Many countries also impose product standards, packaging and labeling requirements and import restrictions on medical devices. In addition, each country has its own tariff regulations, duties and tax requirements. The approval by foreign government authorities is unpredictable and uncertain and can be expensive. Our ability to market our approved products could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances.

Prior to marketing our products in any country outside of the US, we must obtain marketing approval in that country. Approval and other regulatory requirements vary by jurisdiction and differ from the US requirements. We may be required to perform additional pre-clinical or clinical studies even if FDA approval has been obtained.

Under EU regulatory systems, our products will be medicinal products. Marketing authorization for medicinal products can be submitted under the centralized European Agency for the Evaluation of Medicinal Products, or EMEA, or the decentralized mutual recognition process. The centralized procedure is mandatory for biotechnology derived products. If a product is approved under the centralized procedure, it receives a single marketing authorization that is valid in all EU member states. The decentralized process provides for mutual recognition of national approved decisions which allows the holder of an approval from one EU member state to submit an application in other member states requesting that they recognize the approval already granted.

In order to market our approved products in Japan, approval must be obtained from the Japanese Ministry of Health, Labor and Welfare. We will need to conduct clinical trials in Japan to obtain approval there for our products. Accordingly, we will need to enter into a third party strategic alliance to conduct such clinical trials, obtain the necessary regulatory approvals and market in Japan. We may not succeed in achieving such an alliance and we ultimately may not obtain the approvals necessary to market GEM 21S or our product candidates in Japan.

In Canada, the manufacture, distribution and consumption of medical products, drugs and equipment is regulated by a variety of industry-specific statutes and regulations. Drugs sold in Canada are regulated by the Food and Drugs Act (Canada). Even though a drug, medical product or device may be approved for use in another jurisdiction, it may not be sold in Canada until approved by the national regulatory agency, Health Canada. Although in May 2006 we received marketing approval from Health Canada to market GEM 21S in Canada and began marketing GEM 21S in Canada in September 2006, we may need to conduct clinical trials in Canada to obtain approval for our other product candidates. We ultimately may not obtain the approvals necessary to market our product candidates in Canada.

The results of our clinical trials may be insufficient to obtain regulatory approval for our product candidates.

We will only receive regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA or the applicable foreign regulatory agency, in well designed and conducted clinical trials, that the product candidate is safe and effective. If we are unable to demonstrate that a product candidate will be safe and effective in advanced clinical trials involving larger numbers of patients, we will be unable to submit the PMA or other application necessary to receive regulatory approval to commercialize the product candidate. We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. We face risks that:

•	the product candidate may not prove to be safe or effective;

•	the product candidate’s benefits may not outweigh its risks;

•	the results from more advanced clinical trials may not confirm the positive results from pre-clinical studies and early clinical trials;

•	the FDA or comparable foreign regulatory authorities may interpret data from pre-clinical and clinical testing in different ways than we interpret them; and

•	the FDA or other regulatory agencies may require additional or expanded trials.

We have only limited experience in regulatory affairs, and some of our products may be based on new technologies. These factors may affect our ability or the time we require to obtain necessary regulatory approvals.

We have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals. Moreover, some of the products that are likely to result from our product development, licensing and acquisition programs may be based on new technologies that have not been extensively tested in humans. The regulatory requirements governing these types of product candidates may be less well defined or more rigorous than for conventional products. As a result, we may experience a longer regulatory process in connection with obtaining regulatory approvals of any products that we develop, license or acquire.

If we fail to obtain an adequate level of reimbursement for our approved products by third party payers, there may be no commercially viable markets for our approved products or the markets may be much smaller than expected.

The availability and levels of reimbursement by governmental and other third party payers affect the market for our approved products. The efficacy, safety, performance and cost-effectiveness of our product and product candidates and of any competing products will determine the availability and level of reimbursement. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance. To obtain reimbursement or pricing approval in some countries, we may be required to produce clinical data, which may involve one or more clinical trials, that compares the cost-effectiveness of our approved products to other available therapies. We may not obtain international reimbursement or pricing approvals in a timely manner, if at all. Our failure to receive international reimbursement or pricing approvals would negatively impact market acceptance of our approved products in the international markets in which those approvals are sought.

We believe that future reimbursement may be subject to increased restrictions both in the US and in international markets. Future legislation, regulation or reimbursement policies of third party payers may adversely affect the demand for our future approved products currently under development and limit our ability to sell our approved products on a profitable basis. In addition, third party payers continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. If reimbursement for our approved products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, market acceptance of our approved products would be impaired and our future revenues, if any, would be adversely affected.

If we fail to comply with the US Federal Anti-Kickback Statute and similar state laws, we could be subject to criminal and civil penalties and exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on our business and results of operations.

A provision of the Social Security Act, commonly referred to as the Federal Anti-Kickback Statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by Medicare, Medicaid or any other federal health care program. The Federal Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, most of the states in which our approved products may be sold have adopted laws similar to the Federal Anti-Kickback Statute, and some of these laws are even broader than the Federal Anti-Kickback Statute in that their prohibitions are not limited to items or services paid for by Federal health care program but, instead, apply regardless of the source of payment. Violations of the Federal Anti-Kickback Statute may result in substantial civil or criminal penalties and exclusion from participation in federal health care programs.

All of our financial relationships with health care providers and others who provide products or services to federal health care program beneficiaries are potentially governed by the Federal Anti-Kickback Statute and similar state laws. We believe our operations are in compliance with the Federal Anti-Kickback Statute and similar state laws. However, we cannot assure you that we will not be subject to investigations or litigation alleging violations of these laws, which could be time-consuming and costly to us and could divert management’s attention from operating our business, which in turn could have a material adverse effect on our business. In addition, if our arrangements were found to violate the Federal Anti-Kickback Statute or similar state laws, it could have a material adverse effect on our business and results of operations.

Patients may discontinue their participation in our clinical studies, which may negatively impact the results of these studies and extend the timeline for completion of our development programs.

Clinical trials for our product candidates require sufficient patient enrollment. We may not be able to enroll a sufficient number of patients in a timely or cost-effective manner. Patients enrolled in our clinical studies may discontinue their participation at any time during the study as a result of a number of factors, including withdrawing their consent or experiencing adverse clinical events, which may or may not be judged related to our product candidates under evaluation. If a large number of patients in any one of our studies discontinue their participation in the study, the results from that study may not be positive or may not support a filing for regulatory approval of our product candidates.

In addition, the time required to complete clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including:

•	the size of the patient population;

•	the nature of the clinical protocol requirements;

•	the availability of other treatments or marketed therapies (whether approved or experimental);

•	our ability to recruit and manage clinical centers and associated trials;

•	the proximity of patients to clinical sites; and

•	the patient eligibility criteria for the study.

The use of hazardous materials in our operations may subject us to environmental claims or liability.

We intend to conduct research and development and some future manufacturing operations in our Franklin, Tennessee facility. Our research and development processes will involve the controlled use of hazardous materials, chemicals and radioactive compounds. We will conduct experiments that are common in the biotechnology industry, in which we may use small quantities of chemical hazards, including those that are corrosive, toxic and flammable, and trace amounts of radioactive materials. The risk of accidental injury or contamination from these materials cannot be eliminated. We do not maintain a separate insurance policy for these types of risks. In the event of an accident or environmental discharge or contamination, we may be held liable for any resulting damages, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.

Risks Relating to Our Financial Results and Need for Financing

We will need to raise additional capital in the future. If we are unable to raise additional capital in the future, our product development could be limited and our long term viability may be threatened; however, if we raise additional capital, your percentage ownership as a stockholder could decrease and constraints could be placed on the operation of our business.

We have experienced negative operating cash flows since our inception and have funded our operations primarily from proceeds received from sales of our stock. We believe our existing cash and cash equivalents will be sufficient to meet our currently estimated operating and investing requirements through early 2008. Upon completion of the offering, we believe our existing cash and cash equivalents, together with the estimated net proceeds to us of this offering, will be sufficient to meet our anticipated cash requirements through early 2009. While we have no immediate plans to do so, we may seek to obtain additional funds at any time in the future through equity or debt financings, or strategic alliances with third parties, either alone or in combination with equity financings. These financings could result in substantial dilution to the holders of our common stock or require contractual or other restrictions on our operations or on alternatives that may be available to us in considering strategic transactions, dividends or liquidation preferences, debt service and/or revenue sharing arrangements. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations. Any such required financing may not be available in amounts or on terms acceptable to us and the failure to procure such required financing could have a material adverse effect on our business, financial condition and results of operations.

A variety of factors could impact our need to raise additional capital, the timing of any required financings and the amount of such financings.

Factors that may cause our future capital requirements to be greater than anticipated or could accelerate our need for funds include, without limitation:

•	unforeseen developments during our pre-clinical activities and clinical trials;

•	delays in the timing of receipt of required regulatory approvals;

•	unanticipated expenditures in research and development or manufacturing activities;

•	delayed market acceptance of our approved product;

•	unanticipated expenditures in the acquisition and defense of intellectual property rights;

•	the failure to develop strategic alliances for the marketing of some of our product candidates;

•	additional inventory builds to adequately support the launch of new products;

•	unforeseen changes in healthcare reimbursement for procedures using our approved product;

•	inability to train a sufficient number of surgeons to create demand for our approved product;

•	lack of financial resources to adequately support our operations;

•	difficulties in maintaining commercial scale manufacturing capacity and capability;

•	unforeseen problems with our third-party manufacturers and service providers or with our specialty suppliers of certain raw materials;

•	unanticipated difficulties in operating in international markets;

•	unanticipated financial resources needed to respond to technological changes and increased competition;

•	unforeseen problems in attracting and retaining qualified personnel to market our approved product;

•	enactment of new legislation or administrative regulations;

•	the application to our business of new court decisions and regulatory interpretations;

•	claims that might be brought in excess of our insurance coverage; and

•	the failure to comply with regulatory guidelines.

In addition, although we have no present commitments or understandings to do so, we may seek to expand our operations and product line through acquisitions or joint ventures. Any acquisition or joint venture would likely increase our capital requirements.

If adequate financing is not available, we may be required to delay, scale back or eliminate our operations. Consequently, our long-term viability would be threatened.

Risks Relating to The Ownership of Our Common Stock

We expect that the price of our common stock will be highly volatile.

Prior to our initial public offering, or IPO, in May 2006, there was no public market for our common stock. An active and liquid trading market for our common stock may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our common stock. Further, in the event that shares in this offering are purchased by any of our principal stockholders, the subsequent offering of such shares initially would be restricted, which would reduce the number of shares freely traded by the public.

The trading prices of the securities of medical technology companies have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors that could affect the trading price of our common stock include, among other things:

•	whether we successfully commercialize GEM 21S or any other approved product in the future;

•	whether we receive FDA approval to market any of our product candidates in the US or similar regulatory approval in foreign jurisdictions;

•	developments relating to patents, proprietary rights and potential infringement;

•	announcements by us or our competitors of technological innovations or new commercial products;

•	reimbursement policies of various governmental and third party payers;

•	public concern over the safety and efficacy of GEM 21S or any of our product candidates;

•	changes in estimates of our revenue and operating results;

•	variances in our revenue or operating results from forecasts or projections;

•	recommendations of securities analysts regarding investment in our stock; and

•	market conditions in our industry and the economy as a whole.

If our future quarterly or annual operating results are below the expectations of securities analysts or investors, the price of our common stock will likely decline. In addition, share price fluctuations may be exaggerated if the trading volume of our common stock is low.

From time to time, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals or milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we expect that we will publicly announce the anticipated timing of some of these milestones. All of these milestones are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, our stock price may decline and the commercialization of our product and product candidates may be delayed.

If we fail to maintain effective internal controls over financial reporting, our business, operating results and stock price could be materially adversely affected.

Beginning with our annual report for our fiscal year ending 2007, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include a report by our management on our internal controls over financial reporting. This report must contain an assessment by management of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal controls are effective. Our annual report for fiscal year ending 2008 must also contain a statement that our independent auditors have issued attestation reports on management’s assessment of such internal controls and on the effectiveness of internal controls.

In order to achieve timely compliance with Section 404, we have begun a process to document and evaluate our internal controls over financial reporting. Our efforts to comply with Section 404 have resulted in, and are likely to continue to result in, significant costs, the commitment of time and operational resources and the diversion of management’s attention. If our management identifies one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal controls over financial reporting are effective, or if our independent auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on our management’s evaluation or on the effectiveness of our internal controls, market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer.

Future sales of our common stock by existing stockholders could cause our stock price to decline.

The market price of our common stock could drop significantly if our existing stockholders sell a large number of shares of our common stock or are perceived by the market as intending to sell them. All of the shares sold in our IPO were freely tradable without restriction or further registration under the federal securities laws, unless purchased by our ‘‘affiliates’’ as that term is defined in Rule 144 under the Securities Act. We expect that we also will be required to register any securities sold in future private financings. On November 9, 2006, unless held by our affiliates, approximately 9,221,340 shares of common stock became eligible for resale under Rule 144(k). In addition, 1,223,097 shares qualified for resale under Rule 144(k) on November 23, 2006, following the expiration of 180-day lock up agreements entered into in connection with our IPO. Furthermore, as of November 23, 2006, holders of approximately 9,330,495 shares of common stock had piggyback registration rights with respect to their shares in connection with future offerings, including this offering. In connection with this offering, we have not received waivers of registration rights from stockholders holding approximately 280,000 shares of our common stock. Sales by stockholders of substantial amounts of our shares, or the perception that these sales may occur in the future, could affect materially and adversely the market price of our common stock.

At January 12, 2007, there were options outstanding to purchase 1,509,839 shares of our common stock with a weighted average exercise price of $3.38. We have 2,428,192 shares reserved for issuance of options under our stock plans.

Our executive officers, directors and major stockholders maintain the ability to control all matters submitted to stockholders for approval.

As of January 12, 2007, our executive officers, directors and their affiliates beneficially own shares representing approximately 30.5% of our capital stock. Accordingly, our current executive officers, directors and their affiliates have substantial control over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions, as well as management and affairs. The concentration of ownership may delay or prevent a change of control of us at a premium price if these stockholders oppose it, even if it would benefit our other stockholders.

Provisions in our charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.

Provisions of our corporate charter and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled ‘‘Prospectus Summary,’’ ‘‘Risk Factors,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and ‘‘Business,’’ contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. Statements in this prospectus that are not historical facts are hereby identified as ‘‘forward-looking statements’’ for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words ‘‘may,’’ ‘‘continue,’’ ‘‘ estimate,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘believe,’’ ‘‘project,’’ ‘‘expect,’’ ‘‘anticipate’’ and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

•	market acceptance of and demand for GEM 21S and our product candidates;

•	regulatory actions that could adversely affect the price of or demand for our approved products;

•	our intellectual property portfolio and licensing strategy;

•	timing of clinical studies and eventual FDA approval of our product candidates or other new product introductions;

•	our marketing and manufacturing capacity and strategy;

•	estimates regarding our capital requirements, and anticipated timing of the need for additional funds;

•	product liability claims;

•	economic conditions that could adversely affect the level of demand for our products;

•	financial markets; and

•	the competitive environment.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in ‘‘Risk Factors.’’ In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

You should read this prospectus and the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See ‘‘Where You Can Find More Information.’’

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 1,800,000 shares of common stock we are offering will be approximately $24.9 million, based on the last reported sales price for our common stock on February 1, 2007, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $28.7 million. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our clinical trials, and our operating costs and capital expenditures. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described below, and we reserve the right to change the allocation of the net proceeds among the uses described below as a result of contingencies such as the progress and results of our clinical trials and our development activities, the results of our commercialization efforts and competitive developments.

We presently estimate that we will use the net proceeds of this offering as follows:

•	approximately 65% to fund our research and development activities;

•	approximately 20% for general corporate purposes, including working capital needs and to hire additional employees;

•	approximately 10% to commercialize our lead product, GEM 21S, including building our manufacturing capabilities; and

•	approximately 5% to license additional molecules and matrix materials.

We also may use a portion of the net proceeds for the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or arrangements to do so.

Pending the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term, investment-grade securities.

PRICE RANGE OF COMMON STOCK

Shares of our common stock have traded on the Nasdaq Global Market under the symbol ‘‘BMTI’’. The following table sets forth the range of the high and low sales prices as reported by the Nasdaq Global Market for shares of our common stock since inception of trading on May 15, 2006.

	Price range
	High	Low
2006
May 15, 2006 through June 30, 2006	$9.03	$6.23
July 1, 2006 through September 30, 2006	$8.71	$6.20
October 1, 2006 through December 31, 2006	$15.40	$7.44
2007
January 1, 2007 through February 1, 2007	$16.07	$11.76

As of January 12, 2007, there were 36 registered holders of record of shares of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, covenants in our debt instruments (if any), and such other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006 and as adjusted to give effect to the issuance of 1,800,000 shares of our common stock being offered hereby (based on the last reported sales price of our common stock on February 1, 2007). You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ section of this prospectus.

	As of September 30, 2006
	Actual	As Adjusted
	(in thousands, except share and per share information)
Stockholders’ equity:
Common stock, $0.001 par value; 37,500,000 shares authorized; 15,633,111 shares issued and outstanding actual and 17,433,111 shares issued and outstanding after the consummation of the offering	$16	$17
Additional paid-in capital	84,386	109,292
Accumulated deficit	(34,485)	(34,485)
Total stockholders’ equity	49,917	74,825
Total capitalization	$49,917	$74,825

The above share data excludes the following:

•	1,503,902 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2006 at a weighted average exercise price of $3.33 per share; and

•	2,020,050 shares of common stock that will be reserved for future issuance under our stock plans as of September 30, 2006.

SELECTED FINANCIAL DATA

The following table sets forth selected financial data that is qualified in its entirety by and should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2005 and 2004 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2003, 2002 and 2001 and the selected consolidated statement of operations data for the year ended December 31, 2002 and for the period from inception (April 14, 1999) through December 31, 2001 have been derived from our audited consolidated financial statements which are not included in this prospectus.

The selected condensed consolidated statement of operations data for the nine months ended September 30, 2006 and 2005 and the selected condensed consolidated balance sheet data as of September 30, 2006 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and notes thereto, which include, in the opinion of our management, all adjustments (consisting of normal recurring adjustments), necessary for a fair presentation of the information for the unaudited interim period. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period.

As noted above, the following tables include selected statement of operations data for the period from inception (April 14, 1999) through December 31, 2001 rather than the stand alone year ended December 31, 2001. We believe this cumulative information from inception through December 31, 2001 provides useful information regarding our results of operations since our inception. Our operations during 1999 and 2000 were minimal and consisted of start-up activities involving our founders. We did not have any significant operations until we received our initial funding through the Series A redeemable, convertible preferred stock issuance in March 2001. Substantially all of our loss from operations during the period from inception (April 14, 1999) through December 31, 2001 occurred during the year ended December 31, 2001.

The pro forma net loss per share attributable to common stockholders information is computed using the weighted average number of shares of common stock outstanding, after giving effect to the automatic conversion of all outstanding shares of our redeemable, convertible preferred stock into shares of our common stock that was effective upon the completion of our initial public offering on May 12, 2006, as if the conversion had occurred at the date of the original issuance of such redeemable, convertible preferred stock.

The pro forma selected balance sheet data gives effect to our sale of shares of common stock in this offering at the offering price of $15.00 per share, the last reported sales price for our common stock on February 1, 2007, after deducting underwriting discounts and commissions and estimated offering expenses of $2.1 million payable by us.

Prior to January 1, 2006, we primarily had been engaged in researching and developing our principal product and were a development stage enterprise. Effective January 1, 2006, we no longer consider ourselves to be a development stage enterprise as we believe that we have achieved our planned principal operations and are generating revenue from the sale of our principal product.

	Nine months ended September 30,		Year ended December 31,				Period from Inception (April 14, 1999) through December 31, 2001
	2006	2005	2005	2004	2003	2002
	(unaudited)
		(in thousands, except share and per share information)
Statement of Operations Information:
Revenues:
Collaborative research and development	$215	$3,893	$4,335	$5,601	$461	$—	$61
Sublicense fee	531	—	84	—	—	—	—
Sales	1,230	—	60	—	—	—	—
Royalty income	236	—	31	—	—	—	—
Grants and other	23	—	7	—	162	157	40
Total revenues	2,235	3,893	4,517	5,601	623	157	101
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown below)	1,093	—	70	—	—	—	—
Research and development	7,790	4,611	12,587	3,935	3,320	2,558	1,131
General and administrative	4,488	1,957	3,402	2,434	1,157	971	888
Depreciation and capital lease amortization	584	205	399	74	28	16	2
Patent license fee amortization	1,581	316	652	397	87	50	21
	15,536	7,089	17,110	6,840	4,592	3,595	2,042
Loss from operations	(13,301)	(3,196)	(12,593)	(1,239)	(3,969)	(3,438)	(1,941)
Interest income, net	1,529	651	921	196	47	70	71
Loss on disposal of equipment	(1)	(2)	(4)	—	—	—	—
Loss before income taxes	(11,773)	(2,547)	(11,676)	(1,043)	(3,922)	(3,368)	(1,870)
Income taxes	—	—	—	—	77	—	—
Net loss	(11,773)	(2,547)	(11,676)	(1,043)	(3,999)	(3,368)	(1,870)
Preferred stock accretion	(132)	(263)	(367)	(111)	(63)	(52)	(31)
Net loss attributable to common stockholders	$(11,905)	$(2,810)	$(12,043)	$(1,154)	$(4,062)	$(3,420)	$(1,901)
Basic and diluted net loss per share attributable to common stockholders	$(1.34)	$(1.78)	$(7.59)	$(0.73)	$(2.57)	$(2.17)	$(4.29)
Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	8,885,262	1,579,732	1,587,219	1,579,155	1,579,155	1,579,155	442,992
Pro forma basic and diluted net loss per share applicable to common stockholders	$(0.89)		$(1.17)
Pro forma weighted average shares used to compute pro forma basic and diluted net loss per share(1)	13,343,932		10,289,862

	Pro forma as of September 30, 2006	As of September 30, 2006	As of December 31,
			2005	2004	2003	2002	2001
	(unaudited)
		(in thousands)
Balance Sheet Information:
Cash and cash equivalents	$78,673	$53,765	$33,428	$29,685	$11,805	$3,047	$2,731
Total assets	96,703	71,795	52,642	34,305	15,611	4,257	3,052
Long-term capital lease obligations	31	31	—	—	2	5	4
Total liabilities	21,878	21,878	23,281	5,226	10,318	491	245
Redeemable, convertible preferred stock	—	—	50,746	38,707	13,818	8,300	4,075
Accumulated deficit	(34,485)	(34,485)	(22,580)	(10,538)	(9,383)	(5,321)	(1,901)
Total stockholders’ equity (deficit)	74,825	49,917	(21,385)	(9,628)	(8,525)	(4,534)	(1,269)

(1)	The pro forma weighted shares used gives effect to the conversion of all of the outstanding redeemable, convertible preferred stock into shares of common stock for the period each share of preferred stock was outstanding. All outstanding shares of our redeemable, convertible preferred stock were converted into shares of common stock upon the completion of our initial public offering on May 12, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our condensed consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. Our financial condition and results of operations may change as a result of many factors, including those we discuss in ‘‘Risk Factors’’ and elsewhere in this prospectus and our actual results may differ materially from those anticipated in the forward-looking statements.

Overview

We develop and commercialize bio-active drug-device combination products for the healing of musculoskeletal injuries and diseases, including periodontal, orthopedic, spine and sports injury applications. We have generated limited revenues from product sales to date. We received FDA approval for our first drug-device combination product, GEM 21S, in November 2005 for the treatment of bone loss associated with advanced periodontal disease. Product sales commenced in December 2005.

Prior to January 1, 2006 we primarily had been engaged in researching and developing our principal product and were a development stage enterprise. Effective January 1, 2006, we no longer consider ourselves to be a development stage enterprise as we believe that we have achieved our planned principal operations and are generating revenue from the sale of our principal product.

Since inception in April 1999, we have incurred losses each year. As of September 30, 2006, we had an accumulated deficit of $34.5 million. Although the size and timing of our future operating losses are subject to significant uncertainty, we expect our operating losses to continue to increase over the next several years as we continue to fund our development programs and continue the commercial launch of GEM 21S. We do not expect to achieve profitability in the foreseeable future, if at all. Since inception, we have funded our operations from the sale of equity securities, including our IPO in May 2006, research and development agreements, and grants.

We anticipate that our general and administrative expenses will increase as we expand our operations, facilities and other activities and as we operate as a publicly traded company.

We expect that research and development expenses will continue to increase. We also expect that manufacturing expenses will increase as we continue the commercial launch of GEM 21S. In December 2003, we entered into a worldwide marketing and distribution agreement with Luitpold for our periodontal product, GEM 21S. This arrangement allows us to focus the majority of our future development efforts on our orthopedic product candidates.

Based on the demonstrated efficacy in our pivotal clinical trial with our periodontal product, GEM 21S, we have entered into development of our first orthopedic product, GEM OS1. We anticipate that we will incur substantial research and development expenses for the foreseeable future.

The following table summarizes our research and development expenses for the three and nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003. Direct external costs represent significant expenses paid to third parties that specifically relate to our product candidates in clinical development, such as payments to contract research organizations, clinical investigators, manufacture of clinical material, product related consultants, contract manufacturing start-up costs, manufacturing scale-up costs, milestone payments and insurance premiums for clinical studies. In addition, employee costs (salaries, payroll taxes, benefits, and travel) for employees of the manufacturing, regulatory affairs, quality assurance, quality control, and research and development departments are classified as research and development costs. Research and development spending for past periods is not indicative of spending in future periods.

Costs	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2006	2005	2006	2005	2005	2004	2003
Direct external:
Periodontal	$1,065,278	$1,715,124	$186,383	$535,989	$7,763,299	$1,912,660	$2,607,258
Orthopedic	2,965,341	1,416,050	1,184,570	536,925	2,106,451	1,062,691	—
Sports medicine and diagnostic	166,554	40,650	67,600	40,650	40,650	—	—
	4,197,173	3,171,824	1,438,553	1,113,564	9,910,400	2,975,351	2,607,258
Internal:
Periodontal	1,655,403	889,009	573,318	386,662	1,528,570	567,225	713,281
Orthopedic	1,762,820	543,729	734,491	284,333	1,141,659	392,420	—
Sports medicine and diagnostic	174,802	6,091	91,348	1,201	6,296	—	—
	3,593,025	1,438,829	1,399,157	672,196	2,676,525	959,645	713,281
Total	$7,790,198	$4,610,653	$2,837,710	$1,785,760	$12,586,925	$3,934,996	$3,320,539

We expect our research and development expenses to increase due to the substantial expansion of our internal research capabilities and due to the numbers of patients we expect to enroll in the clinical trials of our orthopedic product candidates. We will make determinations as to which product candidates to advance and how much funding to direct to each on an ongoing basis in response to their scientific and clinical success.

The successful development of our product candidates is highly uncertain. We cannot reasonably estimate the nature, timing and estimated costs of the efforts necessary to complete the development and approval of, or the period in which material net cash flows are expected to commence from, any of our product candidates due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

•	the scope, rate of progress and cost of our clinical trials;

•	future clinical trial results;

•	the cost and timing of regulatory approvals;

•	the cost and timing of establishing clinical and commercial supplies of our product candidates;

•	the timing and results of our pre-clinical research programs; and

•	the effects of competing technologies and market developments.

Any failure to complete the development of our product candidates in a timely manner could have a material adverse effect on our operations, financial position and liquidity. A discussion of the risks and uncertainties associated with completing our projects on schedule, or at all, and some of the consequences of failing to do so, are set forth under ‘‘Risk Factors.’’

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with US generally accepted accounting principles. The preparation of our consolidated financial statements require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, accrued expenses, fair valuation of inventory, valuation of any losses on purchase commitments, fair valuation of stock related to stock-based compensation and income taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies relating to revenue recognition, research and development expense, inventory valuation, valuation of purchase commitments, accrued expenses and stock-based compensation charges are most critical to aid you in fully understanding and evaluating our reported financial results.

Revenue Recognition

We follow the revenue recognition criteria outlined in Staff Accounting Bulletin (SAB) 101, ‘‘Revenue Recognition in Financial Statements’’ (SAB 101), as amended by SAB 104, ‘‘Revenue Recognition,’’ Emerging Issues Task Force (EITF) Issue 00-21, ‘‘Revenue Arrangements with Multiple Deliverables,’’ and Statement of Financial Accounting Standards (SFAS) No. 48, ‘‘Revenue Recognition When Right of Return Exists.’’ Product sales revenue is recognized upon delivery of the product to the customer. Accordingly, up-front, non-refundable license fees under agreements where we have an ongoing research and development commitment are amortized, on a straight-line basis, over the performance period. Revenues from milestones are only recognized upon achievement of the milestone criteria. Milestone payments received for sublicense fees are deferred and recognized into revenue on a straight-line basis over the initial term of the sublicense. Revenues received for ongoing research and development activities under collaborative agreements are recognized as these activities are performed pursuant to the terms of the related agreements. Royalty revenues are received from our sublicensor in arrears based on sales by the sublicensor. We recognize royalty income when we receive the information from Luitpold. Any amounts received in advance of performance are recorded as deferred revenue until earned.

Revenue related to grant awards is deferred and recognized as related research and development performance occurs.

Research and Development Costs

We expense costs associated with research and development activities as incurred. We evaluate payments made to suppliers and other vendors in accordance with SFAS No. 2, ‘‘Accounting For Research and Development Costs,’’ and determine the appropriate accounting treatment based on the nature of the services provided, the contractual terms, and the timing of the obligation. Research and development costs include payments to third parties that specifically relate to our product candidates in clinical development, such as payments to contract research organizations, clinical investigators, manufacture of clinical material, product related consultants, contract manufacturer start-up costs, manufacturing scale-up costs, milestone payments and insurance premiums for clinical studies. In addition, employee costs (salaries, payroll taxes, benefits, and travel) for employees of the manufacturing, regulatory affairs, quality assurance, quality control, and research and development departments are classified as research and development costs.

Inventory Valuation

We value our inventory at the lower of our actual cost or the current estimated market value. We regularly review inventory quantities on hand and inventory commitments with suppliers and record a provision for excess and obsolete inventory based primarily on our historical usage and anticipated future usage. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated change in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

Inventories are carried at the lower of cost (first-in, first-out) or net realizable value and consist of bulk drug substances and various components to be utilized in the manufacturing of our products. Finished goods consist of filled syringes and cups that will be packaged in the finished kits to be sold to consumers.

Inventory costs consist primarily of the purchase of raw materials, shipping costs associated with the transportation of raw materials to the contract manufacturer, fees paid to contract manufacturers in connection with the production of filled periodontal cups and syringes, kit packing fees, and quality control testing fees, less reserves for obsolescence and shrinkage.

Valuation of Purchase Commitments

We have substantial firm purchase commitments with our suppliers related to our future inventory needs. As part of the process of preparing our condensed consolidated financial statements, we assess the need for any provision for future losses associated with these future purchase commitments in accordance with Accounting Research Bulletin (ARB) No. 43. As of September 30, 2006, no reserves have been recorded associated with these future purchase commitments.

Accrued Expenses and Deferred Liabilities

As part of the process of preparing our condensed consolidated financial statements, management is required to estimate expenses that we have incurred for which we have not been invoiced. This process involves identifying services that have been performed on our behalf and estimating the level of services performed by third parties and the associated cost incurred for such services where we have not been invoiced or otherwise notified of actual costs. Examples of expenses for which we accrue based on estimates include milestones payable, salaries and wages, unpaid vacation and sick pay, fees for services, such as those provided by clinical research and data management organizations, investigators and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. In connection with such service fees, these estimates are most affected by management’s projections of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs that have begun to be incurred or we under or over estimate the level of services performed or the costs of such services, our actual expenses could differ from such estimates. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often subjective determinations. Management makes these estimates based upon the facts and circumstances known to it at the time and in accordance with accounting principles generally accepted in the US. Milestone payments due within 12 months are considered short-term liabilities and those due in over 12 months are considered long-term liabilities.

Stock-based Compensation

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), ‘‘Share-Based Payment’’ (SFAS No. 123(R)), using the modified prospective method of transition. Under that transition method, compensation cost recognized in the three and nine months ended September 30, 2006 includes: (a) compensation costs for all share-based payments granted prior to January 1, 2006, based on the intrinsic value method proscribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (‘‘APB Opinion No. 25’’), and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

In accordance with SFAS No. 123(R), the fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions amortized to expense over the options’ vesting periods for the nine months ended September 30, 2006: risk-free interest rate of 4.77%; an expected dividend yield of 0%; the volatility factor of the expected market price of our common stock of 80%; forfeiture rate of 1%; and the weighted average expected life of the option of 5.8 years. Since the trading market for our common stock has a limited history, the expected volatility and forfeiture rate are based on historical data from three companies similar in size and value to our company. The expected terms of options granted represents the period of time that options granted are expected to be outstanding and is derived from the contractual terms of the options granted. We amortize the fair value of each option over each option’s vesting period.

The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

As a result of adopting SFAS No. 123(R) on January 1, 2006, our net loss for the three months ended September 30, 2006 is $38,302 higher than if we had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted earnings per share for the three months ended September 30, 2006 are the same as if we had continued to account for share-based compensation under APB Opinion No. 25. Our net loss for the nine months ended September 30, 2006 is $202,691 higher than if we had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted earnings per share for the three months ended September 30, 2006 are $0 and $(0.01) lower, respectively, than if we had continued to account for share-based compensation under APB Opinion No. 25.

The employee stock options granted by us are structured to qualify as ‘‘incentive stock options,’’ or ISOs. Under current tax regulations, we do not receive a tax deduction for the issuance, exercise or disposition of ISOs if the employee meets specific holding requirements. If the employee does not meet the holding requirements, a disqualifying disposition occurs, at which time we will receive a tax deduction. We do not record tax benefits related to ISOs unless and until a disqualifying disposition occurs. In the event of a disqualifying disposition, the entire tax benefit is recorded as a reduction of income tax expense. We have not recognized any income tax benefit for share-based compensation arrangements due to the fact that we do not believe that we will recognize any deferred tax assets from such compensation cost recognized in the current period.

Our net loss for the three and nine months ended September 30, 2006 includes $184,220 and $518,964, respectively, of compensation costs and no income tax benefit related to our stock-based compensation arrangements.

Prior to the adoption of SFAS No. 123(R), we had adopted SFAS No. 123, ‘‘Accounting for Stock Based Compensation’’ (SFAS No. 123), as amended, but in accordance with SFAS No. 123, we had elected not to apply fair value-based accounting for our awards under the employee stock incentive plan through December 31, 2005. Instead, we have measured compensation expense for our stock plans using the intrinsic value method prescribed in APB Opinion No. 25, and related interpretations. We recorded deferred stock-based compensation to the extent the deemed fair value of our shares of common stock for financial accounting purposes exceeded the exercise price of stock options granted to employees on the date of grant, and amortized these amounts to expense over the vesting schedule of the options, generally four years.

At each grant date during 2005 and the first quarter of 2006, our board of directors has determined the deemed fair value of our common stock and the associated exercise price of each award. Following each financing and the achievement by us of significant milestones, the board of directors has reviewed the fair value of our common stock. Because there was no public market for our common stock at the time of such determinations and there has been no sale of common stock to a third-party since inception, these determinations were necessarily subjective.

In connection with preparing the financial statements for our IPO, the board of directors reassessed the fair value of our common stock for 2005 and the first quarter of 2006. The board of directors performed its analysis and retrospective review in accordance with the practice aid issued by the American Institute of Certified Public Accountants titled ‘‘Valuation of Privately Held Company Equity Securities Issued as Compensation.’’

As required by SFAS No. 123, as modified by SFAS No. 148, ‘‘Accounting for Stock Based Compensation—Transition and Disclosure—an Amendment of Financial Accounting Standards Board Statement No. 123,’’ we provide pro forma disclosure of the effect of using the fair value-based method of measuring stock-based compensation expense for periods prior to January 1, 2006 since we were a non-public entity and had used the minimum value method in determining the estimated value of our common stock under SFAS No. 123, as amended. For purposes of the pro forma disclosure, we have estimated the fair value of stock options issued to employees using the Black-Scholes option valuation model. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

During 2005, we and our stockholders approved the adoption of the 2005 employee stock purchase plan, or the purchase plan. The purchase plan incorporates the provisions of Section 423 of the Internal Revenue Code of 1986, as amended, or the Code. Under the purchase plan, 200,000 shares of common stock have been reserved for purchase by employees, subject to adjustment. The purchase plan provides for offer periods of approximately three months to eligible employees. Under the purchase plan, eligible employees can purchase through payroll deductions, not more than 15% of their eligible base compensation, at a price equivalent to 85% of the fair market value of a share of our common stock on the first trading day or the exercise date of the current offering period, whichever is lower. Employees became eligible to participate in the purchase plan beginning the first trading day following July 1, 2006. As of September 30, 2006, there are 197,334 shares available for issuance under the purchase plan. In accordance with the provisions of SFAS No. 123(R), we recognized $5,119 and $5,119 of stock-based compensation expense for the purchase plan during the three and nine months ended September 30, 2006, respectively.

Results of Operations

Nine Months Ended September 30, 2006 and 2005

Revenue.    Total revenues were $2.2 million and $3.9 million for the nine months ended September 30, 2006 and 2005, respectively. Revenue from product sales was $1.2 million for the nine months ended September 30, 2006. There were no product sales for the same period in 2005. Product sales commenced late in the fourth quarter of 2005. Collaborative research and development revenue consisted of the recognition of the remaining balance of the deferred revenue from Luitpold and totaled $0 and $3.9 million for the nine months ended September 30, 2006 and 2005, respectively. Sublicense fee revenue from Luitpold totaled $0.5 million and $0 for the nine months ended September 30, 2006 and 2005, respectively. Royalty income from Luitpold totaled $0.2 million and $0 for the nine months ended September 30, 2006 and 2005, respectively.

Cost of Goods Sold.    We recorded cost of sales of $1.1 million for the nine months ended September 30, 2006. Cost of sales is comprised of the following costs: raw materials used in the production of and the manufacturing costs for syringes and cups, testing fees for the syringes and cups, packaging materials for inclusion in the finished kit, and kit packing costs.

Research and Development Expenses.    Our research and development expenses increased $3.2 million to $7.8 million for the nine months ended September 30, 2006 from $4.6 million for the nine months ended September 30, 2005. The increase was primarily attributable to increased salaries and wages as we hired new employees. Our research and development headcount increased to 34 on September 30, 2006 from 19 on September 30, 2005. Additionally, our increased level of activity included proportional increases in professional services as we scaled up our manufacturing and regulatory efforts to achieve regulatory approval and scaling up of commercial activities in anticipation of the launch of our first product.

General and Administrative Expenses.    Our general and administrative expenses increased $2.5 million to $4.5 million for the nine months ended September 30, 2006 from $2.0 million for the nine months ended September 30, 2005. The increase was primarily attributable to increases in salaries from hiring additional employees, costs associated with operating a publicly traded company, and franchise taxes. Our administrative headcount increased to 19 on September 30, 2006 from 13 on September 30, 2005. Additionally, our increased level of activity included proportional increases in professional services and facilities costs to support our expanded organization.

Depreciation and Capital Lease Amortization Expense.    Our depreciation and capital lease amortization expense was $0.6 million and $0.2 million for the nine months ended September 30, 2006 and 2005, respectively. The increase in depreciation and amortization expense is primarily attributable to our move into new office space in July 2005. We incurred leasehold improvements of $ 3.1 million and purchased furniture and equipment for the new office and laboratory space.

Patent License Fee Amortization.    Our patent license fee amortization was $1.6 million and $0.3 million for the nine months ended September 30, 2006 and 2005, respectively. Patent license fee amortization increased as a result of the substantial investment in patent and license costs resulting from the payment of license fees to our patent licensors and acquisition of patents late in 2005.

Other Income (Expenses).    Net interest income increased $0.8 million to $1.5 million for the nine months ended September 30, 2006 from $0.7 million for the nine months ended September 30, 2005. The increase in net interest income is due to higher cash balances during the period from the completion of our IPO on May 17, 2006 to September 30, 2006, and increases in the interest rates to which these balances are subject.

Provision for Income Taxes.    We incurred net operating losses for the nine months ended September 30, 2006 and 2005, and, accordingly, we did not record a provision for income taxes.

Years Ended December 31, 2005 and 2004

Revenue.    Collaborative research and development income was $4.3 million and $5.6 million in 2005 and 2004, respectively. This income relates to the amortization of the $10 million paid to us by Luitpold in December 2003 pursuant to our research, development and marketing agreement with Luitpold. In December 2005, we received a $15 million milestone payment from our partner Luitpold following FDA approval of our product GEM 21S. The income related to this payment, which begins upon receipt of the payment, will be amortized on a straight-line basis over the life of the license which expires in 2026. In December 2005, our marketing and distribution partner, Luitpold, began selling our GEM 21S product. We recorded revenues of $60,000 for the fourth quarter and year ended December 31, 2005, based on sales information received from Luitpold for product sold. In addition, royalty income of $30,935 has been recognized for the year ended December 31, 2005.

Cost of Goods Sold.    We recorded cost of sales of $70,375 for the fourth quarter and year ended December 31, 2005. The initial production batches of GEM 21S were produced in start-up mode and were much less efficient than we anticipate future batches to be.

Research and Development Expenses.    Our research and development expenses increased $8.7 million to $12.6 million for 2005 from $3.9 million for 2004. This increase is attributable to a one-time $5.0 million supplier milestone which was payable upon FDA approval and which was recorded in the fourth quarter of 2005, increasing activities in manufacturing scale-up costs for the production of GEM 21S resulting in costs of $1.3 million, the hiring of nine new employees resulting in an increase of $1.1 million of salaries and related benefits, costs of $0.8 million for the initiation of research and development activities in the orthopedic program, and other costs associated with the research and development program of $0.5 million.

General and Administrative Expenses.    Our general and administrative expenses increased $1.0 million to $3.4 million for 2005 from $2.4 million for 2004. In 2005, we hired 11 new employees in administrative positions. The increase in general and administrative expenses is attributable to the salaries and related benefits for these new employees of $0.8 million, additional rental costs of $0.4 million primarily related to the rental costs associated with our new facility and rental of additional office space to accommodate the new employees before moving to our new facility, moving costs associated with moving to our new facility of $20,000, an increase in general supplies and expenses for the new employees of $65,000, and a decrease in other costs of $285,000.

Depreciation and Capital Lease Amortization Expense.    Our depreciation and capital lease amortization expenses were $0.4 million and $0.1 million for 2005 and 2004, respectively. In 2005, we purchased manufacturing equipment, office equipment, furniture and fixtures and made leasehold improvements totaling $3.7 million. The increase in depreciation and capital lease amortization is attributable to these new purchases.

Patent License Fee Amortization.    Our patent license fee amortization was $0.7 million for 2005 and $0.4 million for 2004. The increase in amortization expense is attributable to the capitalization of patent license fees amounting to $7.4 million in 2005 and $1.0 million in 2004.

Other Income (Expenses ).    Net interest income increased $0.7 million to $0.9 million for 2005 from $0.2 million for 2004. The increase is attributable to higher cash balances during 2005, which resulted from the receipt of $25.7 million and $11.8 million in October 2004 and May 2005, respectively, from the issuance of Series C redeemable, convertible preferred stock.

Provision for Income Taxes.    We incurred net operating losses for 2005 and 2004, and, accordingly, we did not record a provision for income taxes. At December 31, 2005, we had federal net operating loss carryforwards of $5.0 million that will begin to expire in 2024. In addition, we had federal minimum tax credits of $0.07 million that will not expire. State net operating loss carryforwards at December 31, 2005 totaled $4.3 million and will expire between 2009 and 2019.

Our ability to use our net operating loss carryforwards could be limited. At December 31, 2005, we had net operating loss carryforwards totaling approximately $5.0 million available to reduce our future federal income tax liabilities. Our ability to use these net operating loss carryforwards to reduce our future federal income tax liabilities is subject to annual limitations. In connection with this offering, we may realize a ‘‘more than fifty percent change in ownership’’ which could further limit our ability to use our net operating loss and tax credit carryforwards accumulated as of the date of this offering to reduce future taxable income and tax liabilities. Additionally, because US tax laws limit the time during which net operating loss and tax credit carryforwards may be applied against future taxable income and tax liabilities, we may not be able to take advantage of our net operating loss and tax credits for federal income tax purposes.

Years Ended December 31, 2004 and 2003

Revenue.    Collaborative research and development income increased $5.1 million to $5.6 million in 2004 from $0.5 million for 2003. The increase is attributable to amortization of deferred revenue from our agreements with Luitpold and reimbursements of research and development costs received from Luitpold. Grants and other income of $0.2 million were recognized in 2003 for grants received from federal agencies.

Research and Development Expenses.    Our research and development expenses increased $0.6 million to $3.9 million for 2004 from $3.3 million for 2003 due to the expansion of research efforts in our internal programs, including clinical testing and preparation of regulatory filings for product approval of GEM 21S, and the hiring of four new employees.

General and Administrative Expenses.    Our general and administrative expenses increased $1.2 million to $2.4 million in 2004 from $1.2 million for 2003. This increase is attributable to the hiring of two new employees in 2004 in non-research and development positions, the renting of additional office space to accommodate our new employees, facility expansion, equipment and supplies as we prepare for commercialization of GEM 21S and begin development of our orthopedic products.

Depreciation and Capital Lease Amortization Expense.    Our depreciation and capital lease amortization expenses increased $46,002 to $73,735 in 2004 from $27,733 in 2003. The increase was a result of purchasing of capital equipment, furniture and fixtures to support the expansion of our facilities and personnel.

Patent License Fee Amortization.    Our patent license fee amortization increased $0.3 million to $0.4 million in 2004 from $0.1 million for 2003. The increase is a result of investment in patent license fees of $1.1 million in 2003 and $1.0 million in 2004.

Other Income (Expenses ).    Net interest income increased $0.1 million to $0.2 million for 2004 from $0.1 million for 2003. This increase was attributable to higher cash balances during 2004, which resulted from our issuance of Series A and Series C redeemable, convertible preferred stock, totaling $25.8 million.

Provision for Income Taxes.    We incurred a net operating loss for 2004 and, accordingly, we did not record a provision for income taxes. We incurred a net operating loss for 2003, but we did record a provision for federal alternative minimum taxes of $77,431.

Liquidity and Capital Resources

Since inception, we financed our operations primarily with gross proceeds of $87.9 million from private equity financings of redeemable, convertible preferred stock and our IPO. We also entered into a research, development and marketing agreement with Luitpold, which resulted in the receipt of $25 million to compensate us for the cost of product development incurred to date, as well as future costs of completing clinical trials and any post-marketing or other studies required as a condition of the FDA approval of GEM 21S. From 2002 to 2003, we received grants totaling $0.4 million, which were used for business start up costs and research and development expenses.

In May 2006, we completed an IPO of 4,600,000 shares of our common stock at an initial offering price to the public of $8.00 per share, resulting in net proceeds of $31.6 million after deducting underwriters’ commissions and related expenses.

At September 30, 2006, we had $53.8 million in cash and cash equivalents held in a local financial institution. Additionally, we had $1.0 million in a bank certificate of deposit. Our excess cash reserves are invested in overnight sweep accounts, operating accounts, bank certificates of deposit and money market accounts.

For the nine months ended September 30, 2006, net cash used by operating activities was $10.0 million. Net cash used in operations consisted of a $1.5 million sublicense payment in the first quarter of 2006 to Harvard based on the milestone payment received in December 2005 from our distribution partner, Luitpold, combined with operating expenses related to conducting clinical trials and other research, development and administrative activities. Net cash in investing activities was $1.4 million for the nine months ended

September 30, 2006. The investing activities were comprised primarily of a $0.5 million milestone payment due on a license agreement and $0.8 million of purchases of furniture, equipment and leasehold improvements. Net cash provided by financing activities for the nine months ended September 30, 2006 was $31.7 million, and primarily consisted of net proceeds from our IPO.

We expect to devote substantial resources to continue our research and development efforts, including clinical trials. Clinical study costs are comprised of payments for work performed by contract research organizations, universities and hospitals.

We believe our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements through early 2008. Upon completion of the offering, we believe our existing cash and cash equivalents, together with the estimated net proceeds to us of this offering, will be sufficient to meet our anticipated cash requirements through early 2009. Because of the significant time it will take for our product candidates to complete the clinical trial process, obtain approval from regulatory authorities and successfully commercialize our products, we may require substantial additional capital resources. We may raise additional capital through public or private equity offerings, debt financings, corporate collaborations or other means. We may attempt to raise additional capital due to favorable market conditions or other strategic considerations even if we have sufficient funds for planned operations. To the extent that we raise additional funds by issuance of equity securities, our stockholders will experience dilution, and debt financings, if available, may involve restrictive covenants or may otherwise constrain our financial flexibility. To the extent that we raise additional funds through collaborative arrangements, it may be necessary to relinquish some rights to our intellectual property or grant licenses on terms that are not favorable to us. In addition, payments made by potential collaborators or licensors generally will depend upon our achievement of negotiated development and regulatory milestones. Failure to achieve these milestones may harm our future capital position.

Additional financing may not be available on acceptable terms, if at all. Capital may become difficult or impossible to obtain due to poor market or other conditions outside of our control. If at any time sufficient capital is not available, either through existing capital resources or through raising additional funds, we may be required to delay, reduce the scope of, eliminate or divest one or more of our research, pre-clinical or clinical programs.

Seasonality

We expect to recognize a substantial portion of our product sales for GEM 21S in the fourth quarter of this fiscal year and a lower portion or none of such product sales in the first and second quarters of our next fiscal year. Our manufacturing and supply agreement with Luitpold, our marketing and distribution partner, obligates Luitpold to purchase all of its requirements for GEM 21S from us and we are obligated to meet such requirements to the extent they are consistent with Luitpold’s forecasts. In addition, the agreement obligates Luitpold to make minimum purchase commitments for each of the seven years following the first purchase. We expect Luitpold to make a substantial portion of its purchases in the third and fourth quarters of our fiscal year and a lower portion or none of such purchases in the first and second quarters of our fiscal year.

Contractual Obligations

Our major outstanding contractual obligations relate to our milestone payments and operating leases for our facilities.

We signed a lease agreement for new office space and occupied the new office space in July 2005. The office space lease agreement is a non-cancelable operating lease through June 2012. The office space lease agreement contains annual scheduled rate increases, equivalent to a minimum of three percent.

Our rights to the development, use and marketing of GEM 21S and all of our GEM product candidates are governed by a series of licensing agreements, including those with Harvard and ZymoGenetics.

Our ability to manufacture GEM 21S and our GEM product candidates depends on a limited number of specialty suppliers of raw materials. We have manufacturing and supply agreements with our specialty suppliers. As part of these agreements we are required to make payments to the licensors and comply with other obligations as we progress through product development and commercialization. Our fixed contractual obligations due upon FDA approval and the 36 month period following FDA approval are outlined in the table below.

Our first product, GEM 21S, received approval from the FDA in November 2005. We received a $15 million milestone payment from our marketing partner Luitpold in December 2005. As a result of the FDA approval, we are required to make milestone payments to suppliers and patent licensors in the amount of $11.6 million. The $5 million milestone payment due to Novartis is intended to reimburse them for their investment in production capacity and infrastructure in order to supply the PDGF component of our product. The $5 million payment is due in four equal annual installments, the first of which was made in 2005, and the entire amount was expensed in 2005. Please see ‘‘—Critical Accounting Policies —Revenue Recognition’’ for a description of the accounting treatment for this milestone payment. The remaining $6.6 million is for patent license fees payable to our licensors as a result of FDA approval or receipt of the milestone from Luitpold upon FDA approval. The patent license fees are capitalized and amortized over the remaining life of the patents. For a more complete description of the accounting treatment of patent license fees, please see ‘‘—Critical Accounting Policies—Revenue Recognition’’. In addition, Luitpold is required to make a $5 million milestone payment to us in connection with the two year anniversary of the FDA approval of GEM 21S.

Please see ‘‘Business’’ for additional information regarding these agreements.

We have summarized in the table below our fixed contractual obligations as of September 30, 2006.

	Payments due by period
Contractual obligations	Total	Less than one year	One to three years	Four to five years	After five years
Operating lease obligations	$2,597,052	$530,367	$885,461	$939,385	$241,839
Purchase and supplier obligations	18,012,058	2,964,931	6,777,536	7,472,234	797,357
Sublicense obligations	—	—	—	—	—
Total	$20,609,110	$3,495,299	$7,662,997	$8,411,619	$1,039,196

We have developed a network of suppliers, manufacturers, and contract service providers to provide sufficient quantity of GEM 21S and our product candidates through the development, clinical testing and commercialization phases. We have contractual obligations for supply agreements with the following vendors:

Novartis/Chiron.    In July 2004, we entered into a commercial supply agreement with Chiron (now Novartis) pursuant to which we are obligated to purchase minimum quantities of rhPDGF beginning in 2006 and increasing as of 2007. Under the agreement, the prices we are obligated to pay will vary depending on the quantity of rhPDGF we order. In the table above, we assume pricing based on purchasing the contractual minimum quantity with pricing as adjusted for an estimated inflation factor. We are also obligated to pay Novartis a development milestone for its investment in rhPDGF manufacturing. This milestone is payable over several years as more fully described in Note 9 to the consolidated financial statements. These payments also are included in the table above under the caption ‘‘Purchase and supplier obligations.’’

Orthovita.    In August 2002, we entered into an agreement with Orthovita pursuant to which Orthovita will manufacture and supply us with a β-TCP product for use in GEM 21S for periodontal and cranio-maxillofacial applications. We executed a long-term supply agreement with Orthovita for clinical and commercial supplies of β-TCP in bulk quantities. The contract obligates us to make minimum annual purchases for each of the four years following our initial order under the contract. In the table above, we assume pricing based on purchasing the contractual minimum quantity with pricing as adjusted for an estimated inflation factor.

Kensey Nash.    In June 2005, we entered into an agreement with Kensey Nash Corporation, or Kensey Nash, to develop commercial products using specific scaffolds manufactured and supplied by Kensey Nash for use in orthopedic applications. We have agreed to make additional payments to Kensey Nash based on the achievement of specific regulatory and commercial milestones of the products developed under the agreement. The table above does not include any contractual obligations for Kensey Nash since we cannot be certain when milestones will be achieved, if at all.

Recent Accounting Pronouncements

On December 16, 2004, FASB issued SFAS No. 123(R), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, ‘‘Statement of Cash Flows.’’ Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS 123(R) requires all share-based payments to employees or directors, including grants of employee and director stock options, to be recognized as an expense on the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We adopted SFAS No. 123(R) using the prospective method of transition on January 1, 2006. As discussed above, we account for share-based payments to employees issued prior to December 31, 2005 using the intrinsic value method under APB Opinion No. 25 and, as such, generally recognize no compensation cost for employee stock options issued at fair market value. Accordingly, the adoption of the fair value method under SFAS No. 123(R) will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The future impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, the impact of the adoption of SFAS No. 123(R) for the nine months ended September 30, 2006 resulted in the recognition of $202,691 in additional compensation expense versus what would have been recognized under the provisions of APB Opinion No. 25. Had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net loss and loss per share in Note 2 to our annual consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Correction’’ (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, ‘‘Accounting Changes’’ (APB Opinion No. 20), and SFAS No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statements.’’ This statement applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 does not change the transition provisions of any existing account pronouncements, including those that are in a transition phase as of the effective date of the statement. We adopted the provisions of SFAS No. 154 on January 1, 2006, and the adoption of the new standard did not have a material impact on our consolidated financial position or consolidated results of operations.

In June 2006, the FASB published FASB Intepretation 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

An enterprise that presents a classified statement of financial position should classify a liability for unrecognized tax benefits as current to the extent that the enterprise anticipates making a payment within one year or the operating cycle, if longer. An income tax liability should not be classified as a deferred tax liability unless it results from a taxable temporary difference (that is, a difference between the tax basis of an asset or a liability as calculated using this interpretation and its reported amount in the statement of financial position). This interpretation does not change the classification requirements for deferred taxes.

This interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this interpretation is adopted. We are evaluating the impact that this statement may have on our financial position or results of operations.

Disclosure About Market Risk

Our exposure to market risk due to changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio. We attempt to increase the safety and preservation of our invested principal funds by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase our interest expense. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising form our investments. Our cash accounts earned interest at a rate of 5.05% to 5.16% during the three months ended September 30, 2006. We have not used derivative financial instruments for speculation or trading purposes.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

BUSINESS

Overview

We develop and commercialize bio-active drug-device combination products for the healing of musculoskeletal injuries and diseases, including periodontal, orthopedic, spine and sports injury applications. We received US marketing approval of our first product for bone regeneration in periodontal defects following completion of human clinical trials, which demonstrated the efficacy of our platform technology in periodontal indications, and suggest its potential safety and its efficacy in other musculoskeletal indications. Our product and product candidates all combine recombinant protein therapeutics with tissue specific scaffolds to actively stimulate tissue healing and regeneration. We believe our regenerative therapies will improve the treatment options and quality of life for millions of patients with injuries or deterioration of the bones, cartilage, tendons and ligaments.

Development of ‘‘convergent devices’’ has revolutionized the way that cardiovascular disease is treated and has proven to be both a clinical and commercial success. We believe the orthopedic industry will undergo a similar transformation from the use of traditional, passive, highly invasive metallic devices to more advanced, bio-active devices. With our first product approved for marketing by the FDA and several product candidates in the pipeline, we believe we are well positioned to capitalize on this transformation.

Our first drug-device combination product, GEM 21S® Growth-factor Enhanced Matrix, received FDA approval in November 2005 for the treatment of periodontal bone defects and gum tissue recession associated with periodontal disease. GEM 21S is a fully synthetic regeneration system that combines the tissue growth factor rhPDGF with a synthetic bone matrix, beta-tricalcium phosphate (β-TCP). It is the first totally synthetic product combining a purified recombinant growth factor with a synthetic bone matrix to be approved by the FDA for human application. In May 2006, we received marketing approval from Health Canada for GEM 21S and began marketing GEM 21S in Canada in September 2006.

We have partnered with Luitpold, a US subsidiary of Daiichi Sankyo Co., Ltd., for the worldwide marketing and distribution of GEM 21S. In addition, we will be the sole source manufacturer of GEM 21S.

The combination of the two components of GEM 21S are key to the overall effectiveness of the product. The rhPDGF provides the biological stimulus for tissue repair by stimulating the proliferation and in-growth of osteoblasts, cells responsible for the formation of bone, while the β-TCP provides the framework or scaffold for new bone growth to occur. GEM 21S has been shown in a randomized and blinded pivotal Phase III clinical trial to stimulate significantly more bone formation in the jaw than control treatment alone.

Both components of GEM 21S have been authorized by the FDA for use in other applications and are being marketed to treat other diseases and injuries. β-TCP is used in orthopedic applications as a resorbable bone void filler and rhPDGF is used for stimulating healing of chronic ulcers in the lower extremities of diabetic patients. By combining already marketed components to make a novel and proprietary product, GEM 21S, we were able to create a biologically enhanced device that has superior properties to the device alone as demonstrated in human clinical studies.

We are applying a similar strategy in the development of a pipeline of GEM product candidates in the field of orthopedics. These product candidates are designed to target a broad range of clinical indications in bone, cartilage, ligament and tendon repair. More specifically, our GEM OS family of product candidates are being developed to treat open fractures (GEM OS1), closed fractures (GEM OS2) and areas of the skeleton, such as the vertebral bodies of the spine in osteoporotic individuals, that are susceptible to fracture and where stimulation of new bone formation could have a prophylactic therapeutic benefit (GEM OS2). In addition, we have pre-clinical programs focused on the development of treatments for various sports injuries, including those requiring cartilage, ligament and tendon repair. We have retained all marketing rights for our orthopedic and sports injury programs.

We cannot be sure that we will be successful in developing, obtaining regulatory approval for, or commercializing, our product candidates or that we will do so in a timely fashion. We filed an application for an IDE for GEM OS1 in June 2005. The FDA initially did not approve our application and requested additional information from us. We received FDA approval to initiate a feasibility study under our IDE in January 2006. We concluded enrollment in July 2006 and continue to follow these patients. We have also successfully completed enrollment in our Canadian pilot trial for foot and ankle fusions. Based on the preliminary data, we received authorization from Health Canada to expand the study from the original 20 patients up to 60 patients. In November 2006 we announced interim results from the Canadian trial and in December 2006 we reported interim results from the US trial. The interim results from both trials suggest that the results with GEM OS1 up to that time were at least comparable to autograft and that all GEM OS1 treated patients had been spared the autograft bone harvesting procedure and had therefore benefited by elimination of donor site pain and potential complications. We have also received approval for and have completed patient enrollment in a clinical trial in the EU (Sweden) for the evaluation of GEM OS1 for the treatment of distal radius fractures requiring surgical treatment. Our recently announced interim results for this study suggest that GEM OS1 accelerated bone regeneration.

We believe that rhPDGF is well suited for use in multiple product candidates due to its stimulation of a broad spectrum of cellular events critical for the initiation and progression of orthopedic tissue repair and regeneration. The diversity and importance of the biological activities stimulated by rhPDGF were key elements in our selection of this growth factor as the primary biological ingredient in our initial product and product candidates. rhPDGF acts like a magnet to attract healing cells and promote the growth of new blood vessels into a wound site through processes known as chemotaxis and angiogenesis, respectively, although studies to demonstrate this property in our product and product candidates have not been performed. It also stimulates the proliferation of healing cells through a process termed mitogenesis. Many kinds of cells important to orthopedic tissue repair have been reported in published animal and in vitro studies to respond to rhPDGF, including bone forming cells, cartilage forming cells, bone and cartilage-lineage forming cells and tendon and ligament forming cells. The observation that rhPDGF is naturally contained in platelets and released specifically at sites of injury during blood clotting to initiate events critical to healing has led to it being termed nature’s ‘‘wound healing protein.’’ The rhPDGF used in our products is a synthetic version of this naturally occurring substance produced using recombinant DNA techniques.

Based on the successful performance of GEM 21S in its pivotal clinical study, the interim results from our three pilot studies for GEM OS1, and the demonstrated ability of rhPDGF to stimulate tissue healing, we believe that our pipeline of orthopedic product candidates has the potential to positively impact patient care and to influence a new generation of orthopedic therapies. We believe our management know-how in the development of drug-device combination products, combined with our intellectual property position, and the proven biology and safety of rhPDGF, all position us to become a leader in the development and commercialization of novel therapeutics for the treatment of orthopedic injuries.

BioMimetic Therapeutics Highlights

Large market opportunities	•	Targeting periodontal, orthopedic, spine and sports injury markets. We believe that orthobiologic opportunities represent a multi-billion dollar market driven by an aging population and demand for better therapies
	•	Relatively few current therapies with potent bio-stimulatory activity are on the market

	•	Relatively low market penetration will generate substantial revenues
Proven rhPDGF technology	•	FDA approval of GEM 21S for periodontal bone regeneration suggests potential for efficacy in other bone and musculoskeletal applications
	•	FDA approval of Regranex® (Johnson & Johnson) for healing of diabetic ulcers suggests potential for broad wound healing applications of rhPDGF
	•	Pilot clinical data and pre-clinical data for GEM OS suggest potential for improved fracture healing
	•	Pre-clinical data for rhPDGF suggests potential for local bone augmentation to treat osteoporosis
Multiple applications	•	rhPDGF represents a platform technology that may have multiple applications in musculoskeletal repair
	•	rhPDGF is a key stimulator of the body’s natural wound healing process. It has a well-established mechanism of action that leads to stimulation of certain cell types, including those important to bone, cartilage, tendon and ligament healing
	•	Potential use of rhPDGF in localized bone augmentation could address multiple unmet needs in osteoporotic patients
Familiar regulatory path	•	FDA is regulating our drug-device combination product candidate GEM OS1 as a medical device
	•	We believe data supporting GEM 21S FDA approval should provide support for the approval of future rhPDGF products
	•	Commercial manufacturing and production already accomplished for GEM 21S; Good Manufacturing Practices compliance found acceptable and International Organization for Standardization (ISO) certification obtained
	•	Safety profile and bioactivity of rhPDGF clearly established
Industry trend towards drug-device combination products	•	rhPDGF provides bio-active drug component to stimulate healing; device component (matrix) provides tissue specific guide for regeneration
	•	Strategy follows successful precedent in drug-device combination products in cardiovascular therapies (drug coated stents)
	•	Strategy addresses clinical preference for bio-active implants
	•	Market potential for orthobiologics already indicated by sales of INFUSE® Bone Graft (Medtronic, Inc.)

Market Trends

According to industry data, the worldwide orthopedic market was estimated at $19 billion in 2004. This includes joint replacement, fracture repair, sports injury and spinal procedures. One of the fastest growing segments within the orthopedic market is grafting or osteobiologics products, which stimulate the growth and repair of bone in the area of bone injury. According to securities research analyst reports, US sales of bone grafting products and orthobiologics reached $1.3 billion in 2005, a 27% increase over 2004 sales. Based on currently available therapies alone, that figure is expected to increase to $2.5 billion by 2010.

The impressive market performance of the Medtronic, Inc., or Medtronic, product INFUSE® Bone Graft, or INFUSE, for treatment of certain spinal fusions and bone fractures demonstrates market receptivity and acceptance for protein osteobiologics. Industry data indicate that sales of INFUSE are estimated to exceed $700 million in 2007, and Medtronic has reported a 36% increase in INFUSE sales for the Medtronic’s quarter ended October 27, 2006.

Each year, approximately 23 million fractures are treated by physicians in the US. Osteoporosis is identified as a contributing factor in an estimated 1.5 million of these fractures and complications resulting from the prolonged rehabilitation often required for osteoporotic fractures is considered a leading cause of injury related deaths among elderly women. In addition, there were an estimated 22 million patients treated for cartilage, ligament and tendon injuries in 2003.

Growth in the orthopedic and sports injury market is being driven by aging baby boomers, the desire for active lifestyles well into retirement and the growth in the incidence of osteoporosis, osteoarthritis, obesity, diabetes and other diseases that cause injury to orthopedic tissues and/or impair the ability of the body to heal injuries.

The orthopedic and sports injury markets have recently experienced increased demand for the adoption of biologically active treatments, which seek to stimulate the body’s own capabilities for regeneration of tissue at injury sites. Despite the substantial morbidity risk faced by geriatric women suffering hip fractures, there is no biological therapy approved today to accelerate the healing of these osteoporotic fractures. We believe the orthopedic and sports injury industry is in the early stages of a transition from the use of traditional, passive, highly invasive metallic devices to more advanced, bio-active devices.

The advancement of medical technology in the treatment of orthopedic injuries also is driving an increase in the number of procedures performed annually. Treatments that are minimally invasive and offer pain relief and a return to the activities of daily living have attracted more people to see their doctors to resolve long standing orthopedic problems.

Periodontal disease is the second most prevalent disease in the US after heart disease. It is estimated that greater than 50 million people are affected with periodontal disease at the moderate to severe level. Of these, only 15 to 20% receive treatment, with an estimated $6 billion spent annually in the US to treat the disease.

Not only does periodontal disease have a direct effect on the bone and gum tissues of the oral cavity, but the presence of periodontal disease has been implicated as a contributing factor to a variety of health conditions, including heart disease, diabetes and complications relating to pregnancy. Studies indicate that the risk of fatal heart disease doubles in individuals with severe periodontal disease. As a result of the findings implicating periodontal disease with multiple significant healthcare problems, the US Surgeon General issued a report in 2000 highlighting periodontal disease as a major healthcare issue.

Current Therapies for Bone Disorders and Injuries

Physicians who treat orthopedic injuries first determine whether conservative, non-surgical treatment or more aggressive surgical treatment is required. This choice is generally dictated by the seriousness of the injury, the degree of tissue disruption or loss and the patient’s general health. For closed, non-surgical treatment, the primary therapies available that are designed to assist the natural healing process of the injured bone and adjacent soft tissue are electrical and ultrasonic bone stimulation. When surgical treatment is indicated, physicians will often use bone or soft tissue grafts in addition to fixation with internal and/or external mechanical devices that stabilize the injury site. Currently available therapies or procedures to stimulate the healing process in the presence of these devices include autograft, allograft or xenograft, synthetic bone or tissue graft products, platelet-rich plasma systems and bone morphogenic proteins.

Autograft, a graft using a patient’s own tissues, is the leading procedure for replacing or supplementing lost bone. Using bone tissue may stimulate bone growth and provides a scaffold or matrix onto which new bone tissue can grow. However, procurement of autograft most often requires an additional surgical procedure beyond that required to treat the injury in order to harvest bone from another site in the patient, usually from the hip. This additional surgical procedure often may be more painful than the patient’s primary surgical procedure to treat the injury and may lead to complications, including increased blood loss, and chronic pain or infection, which may result in an extended hospital stay. Also, there is a limited supply of available donor bone per patient. Further, autograft may not be a suitable treatment for elderly patients or patients with osteoporosis as the additional surgical procedure to harvest bone can further weaken already frail bones.

In order to eliminate the need for additional painful surgery, physicians also use allograft or xenograft. Allograft and xenograft use bone tissue harvested from a human cadaver or animal, respectively. These materials come in various forms, including chips, blocks and particulate, which allows physicians flexibility in using them to treat injured or defective bone. Allograft and xenograft bone is of varying quality depending on the donor, the process and techniques used to prepare the bone tissue and the facility at which it is processed. Using cadaver or animal bone may pose some risk of transmitting infectious diseases to the patient and although this risk is currently thought to be very low, it remains a concern among some patients. In order to minimize the risk of an infection, a physician will frequently use demineralized cadaver bone which contains only the naturally-occurring collagen, growth factors and non-collagenous proteins. The resulting demineralized bone matrix, however, lacks structural integrity and strength.

Given the limitations associated with autografts, allografts and xenografts, synthetic bone grafts have become popular in recent years. Physicians use synthetic bone or tissue graft products, like calcium sulfate and tricalcium phosphate, as filler or scaffold material that can be packed into voids or gaps resulting from defects or fractures. Like allografts, synthetic bone grafts also are available in various forms. Synthetic bone grafts provide a physical mesh-work or scaffold that helps guide tissue repair, but do not contain bio-active molecules that stimulate the healing process. These materials therefore provide only a passive, physical matrix or template for tissue growth without providing any direct biological stimulus to accelerate healing.

Recent studies have demonstrated the benefits of using orthobiologicals to treat orthopedic injuries and defects. Clinicians have focused on therapies that are osteoinductive, meaning that they lead to or induce bone regeneration. For example, platelet-rich plasma systems, or PRPs, involve taking blood from a patient, concentrating the platelet cells from the blood and activating the cells to release growth factors, including PDGF. Because PRPs contain growth factors, they stimulate tissue regeneration. While PRPs do not involve the painful graft harvesting associated with autografts, the process to produce the platelet/blood concentrate is time-consuming and requires specialized equipment. Furthermore, the results are unpredictable because the concentrations of growth factors present in the platelet preparations vary from patient to patient.

The most recent therapy for spine and orthopedic repair is the use of bone morphogenic proteins or BMPs. BMPs have the ability to stimulate new bone formation by causing the differentiation of stem cells into osteoblasts, which initiate bone formation. BMPs also do not involve the painful graft harvesting associated with autograft. BMPs have provided tremendous value to the spinal repair industry as they help speed recovery time and improve medical outcomes. Surgeons have proven to be fast adopters of these technologies, generating sales of BMPs estimated to exceed $700 million in 2007, according to analysts’ reports and Medtronic has reported a 36% increase in INFUSE sales for the Medtronic’s quarter ended October 27, 2006. Despite these benefits, BMPs have a number of disadvantages, including their high cost (approximately $4,500 per spine fusion level), their limited approved indications for use and their potential for inappropriate bone formation. There are only two BMPs available in the US which have been approved for use, but in limited indications including spinal fusions, tibial fractures and non-union fractures.

While some current therapies for bone defects, such as BMPs, have yielded good results in specific indications, most have exhibited only modest success. Many of the currently available therapies do not stimulate the healing process and therefore do not address the needs of patients with impaired or delayed healing such as smokers, people with osteoporosis or diabetes and the elderly. Because of these limitations, clinicians continue to seek more cost-effective and predictable regenerative therapies that are easy to use and lead to faster tissue regeneration in a greater number of indications.

The following table summarizes some of the advantages and disadvantages of current therapies.

Therapy	Advantages	Disadvantages
Autograft	Provides scaffold Stimulates bone growth High chance of incorporation	Additional surgery required Pain at harvest site Risk of infection Longer recovery time Limited supply per patient
Allograft/Xenograft	Provides scaffold Does not require painful graft harvesting May stimulate bone growth Available in various forms	Inconsistent quality and sourcing leading to variable growth stimulation Potential contamination/disease transmission Potential for immune response
Synthetics	Abundant supply Provides scaffold Does not require painful graft harvesting Available in various forms	Longer healing time versus autograft Limited growth stimulation Lacks bio-active proteins
PRP systems	Stimulates bone growth Concentrates natural bio-active proteins Does not require painful graft harvesting	Increased procedure time Requires specialized equipment Variable quality Requires scaffold Technique dependent
BMPs	Stimulates bone growth Bio-active osteoinductive proteins Does not require painful graft harvesting	Limited indications approved High cost Limited or no effect on soft tissue healing Potential for inappropriate bone formation
GEM 21S and GEM product candidates	Stimulates bone growth Bio-active osteostimulatory protein Broad wound healing activity Does not require painful graft harvesting Provides scaffold No inappropriate bone formation	Higher cost than currently available synthetics Not yet proven in orthopedic clinical trials Limited initial indications for GEM 21S

Current Therapies for Cartilage, Ligament and Tendon Injuries

Cartilage is the soft tissue in the joints of the body that acts as a shock absorber and lubricant during motion of the joint. In the knee there are two types of cartilage, the meniscus and the articular cartilage. Unlike other tissues in the body, cartilage cannot naturally repair itself. In 2003 over 3.4 million patients were diagnosed with injuries to the cartilage and meniscus in the knee, many of which were procedures on patients who had previously had surgery for the same or a related condition, demonstrating the need for more reliable and predictive treatments.

Newer techniques, such as autologous chondrocyte implantation, or ACI, that attempt to repair small defects to cartilage have shown promise in small studies. ACI requires two surgeries over a period of eight weeks and requires the cultivation of the patient’s own cartilage cells in a laboratory, which results in a very high treatment cost. Procedures such as viscosupplementation, the injection of a hyaluronan (a molecule in the matrix of many connective tissues) based liquid into the knee joint, provide temporary pain relief but do not heal the tissue.

Ligaments and tendons are soft tissue structures that connect bone to bone and muscle to bone, respectively. Injuries to these structures can be treated conservatively, relying on the structures to scar down sufficiently to be stable, or with more aggressive surgical repair. Ligaments and tendons that do not heal adequately can lead to more serious arthritic changes in the joint. The treatment of these soft tissue injuries is limited to reattachment/mechanical fixation of the structures, with or without autograft or allograft tissues.

The BioMimetic Advantage

We believe that we are positioned to improve upon a variety of existing therapies through the addition of a biologically active growth factor that will stimulate tissue regeneration and repair, thereby providing faster and more predictable healing. Further, we believe that we will be in a position to open new orthopedic product segments that address underserved or unmet clinical needs, particularly in advancing the treatment of injuries to bone, cartilage, ligaments and tendons.

We believe that our family of GEM product and product candidates will achieve widespread market acceptance and strong market penetration by providing significant advantages compared to existing therapies. Our GEM product and product candidates are based on the FDA-approved component rhPDGF and synthetic and natural scaffold materials such as β-TCP, which have a history of demonstrated safety and efficacy in previous uses. We believe that our GEM product and product candidates provide the following advantages:

•	Applications across multiple musculoskeletal indications. We believe that our GEM product candidates have applications to treat multiple orthopedic and musculoskeletal injuries and defects, including those of bone, cartilage, ligaments and tendons. This broad spectrum of activity is due to our use of rhPDGF, which has been shown to stimulate multiple cellular and biochemical processes important for the repair of these tissues.

•	Key stimulator of wound healing. GEM 21S and our GEM product candidates all incorporate rhPDGF, a bio-active protein that is a key mediator of wound healing and tissue regeneration. Naturally occurring PDGF, released by platelets at sites of tissue injury, stimulates a series of cellular and biochemical events that are critical for tissue repair to occur. Bio-active proteins such as rhPDGF are absent from synthetic bone void fillers, and are present in only limited amounts in allografts and xenografts.

•	Combined benefits of both the medical device and drug components. Our GEM product and product candidates are drug-device combination products, which combine the benefits of existing devices, such as β-TCP, that provide a physical framework or scaffold that facilitates and guides tissue growth, with the stimulatory action of the bio-active protein, rhPDGF.

•	Less pain and shorter surgical procedure time than autograft and lower potential for adverse side effects than allograft. Because our lead product and product candidates (GEM 21S, GEM OS1, GEM OS2) do not rely on human tissue, the perceived risk of transmitting infectious disease from the human source, which is present for allograft, is eliminated. Additionally, procurement of autograft from the patient requires an additional surgical procedure in order to harvest the tissue graft which increases post-operative pain, procedure time and the risk of infection for the patient.

•	Proven safety profile. β-TCP and rhPDGF, components of GEM 21S, are both FDA authorized for marketing in other applications and have extensive safety histories. β-TCP is a purified, porous form of calcium phosphate similar to natural bone mineral and has been used in orthopedics for over 20 years. rhPDGF is the sole active ingredient in Regranex® (Johnson & Johnson) which has been FDA approved and marketed in the US since 1999 for the treatment of chronic, nonhealing skin wounds in the feet and lower extremities of diabetic patients.

•	Reliable, scalable manufacturing process. We have signed manufacturing supply agreements covering the two main components of our GEM product and product candidates, β-TCP and rhPDGF. We source rhPDGF from Novartis, which is also the sole supplier of the rhPDGF used in Regranex®. Novartis manufactures rhPDGF in yeast cells, thereby providing an increased safety profile over competing products derived from human or animal tissues. This manufacturing process provides a consistent product and scalable production, unlike the variability in quality of allografts, xenografts and PRPs. We have multiple sources of β-TCP for our product and product candidates.

•	Potential to address substantial unmet clinical needs. We are focused on the development of products that treat unmet clinical needs in large market opportunities. To date there are limited therapeutic treatments that directly and reproducibly stimulate healing processes in the areas in which we are focusing. This is particularly true for repair of certain types of fractures and in the treatment of sports injuries.

Strategy

Our objective is to be a leader in the development and commercialization of novel, biologically active drug-device combination products to treat musculoskeletal injuries and defects in the periodontal, orthopedic and sports injury markets.

The key elements of our strategy are to:

•	Develop and commercialize drug-device combination products that are superior to current medical devices for the treatment of injuries and defects of the musculoskeletal system. We intend to use our proprietary technologies and know-how in both recombinant protein therapeutics and orthopedic devices to address unmet medical needs in periodontal, orthopedics and sports injury indications.

•	Focus on products with a rapid and cost-effective time to market that utilize well characterized components. We were able to develop our GEM 21S from inception to US marketing approval in about four and one-half years. We have a track record of efficient product development which relies upon using components used in products previously authorized for marketing by the FDA, and accessing those components through existing manufacturers. For GEM 21S, we referenced existing safety histories on the component products in our own regulatory filings and thus believe we were able to further shorten the product development cycle. We will seek to repeat this process of using FDA-cleared or approved components in our subsequent product candidates.

•	Mitigate risks by leveraging our GEM 21S data and experience to accelerate development of our orthopedic product candidates. We believe the ability of GEM 21S to safely stimulate bone healing in chronically inflamed bone defects in the jaw resulting from periodontal diseases indicates the potential of our GEM OS product candidates, which, like GEM 21S, are based on rhPDGF and β-TCP, to stimulate bone growth in orthopedic indications. We believe that much of the data and experience generated as part of the GEM 21S clinical development will be useful in gaining the approval of GEM OS1 and GEM OS2, including product manufacturing procedures and records, stability test results, analytical test methodology, pre-clinical and human safety test results and, potentially, efficacy information.

•	Maximize the value of our orthopedic and sports injury product candidates through control of distribution channels. We have retained all marketing and commercialization rights to our orthopedic and sports injury product candidates. In the US, we plan to build a sales force utilizing independent representatives managed by an in-house sales management team and supported by employee product specialists. This will allow us to have an immediate impact in the market by leveraging existing surgeon relationships. Over time, we will transition through a hybrid independent-direct structure, ultimately evolving to a direct sales model. Outside the US, we will utilize distributor relationships to enable product introduction and adoption in local markets.

•	Maximize the commercial potential of GEM 21S with our strategic distribution partner. We received FDA marketing approval for GEM 21S in November 2005 and Health Canada marketing approval for GEM 21S in May 2006. We have partnered with Luitpold for the worldwide marketing and distribution of GEM 21S. We will provide Luitpold with marketing assistance to help maximize sales. We retain exclusive manufacturing rights for GEM 21S and will be the sole source supplier of the product to Luitpold, as well as collect royalties on sales.

•	Capitalize on the broad healing activity of rhPDGF. GEM 21S and all our initial drug-device combination product candidates utilize rhPDGF to enhance the activity of the device component, such as β-TCP. rhPDGF stimulates cells responsible for the healing of not only bone, but also has been shown in animal and in vitro studies to stimulate cells responsible for the healing of cartilage, ligaments and tendons. By initially focusing our efforts on this single bio-active protein, we believe that we can efficiently leverage our expertise in this molecule to address multiple clinical indications with large market opportunities.

Product and Product Candidates

The table below summarizes our current product and product candidates.

Product or Product Candidate		Indication/Proposed Indication
Periodontal	GEM 21S	Periodontal bone defects and gum tissue recession associated with periodontal disease
Orthopedic	GEM OS1	Open (surgical) fracture treatment
	GEM OS2	Closed (non-surgical) fracture reduction Local bone augmentation for osteoporosis
Spine	GEM OS2	Prophylactic vertebral compression fracture Local bone augmentation for osteoporosis
Sports Injury	GEMC GEM LT	Cartilage Ligament and tendon

GEM 21S Growth-factor Enhanced Matrix for Periodontal Indications

GEM 21S was approved by the FDA in November 2005 and by Health Canada in May 2006 for the treatment of intrabony and furcation periodontal defects and gum tissue recession associated with periodontal defects. GEM 21S combines β-TCP with rhPDGF. The β-TCP component of GEM 21S physically fills bone defects providing a biocompatible scaffold or matrix that facilitates new bone formation while the rhPDGF actively promotes the growth of new bone into the treatment site through the direct stimulation of osteoblasts, or bone forming cells. Additionally, rhPDGF has been reported to promote the formation of new blood vessels to support bone and adjacent soft tissue growth in animal and in vitro studies, although clinical studies to demonstrate this property in GEM 21S have not been performed.

Market Opportunity.    In the US, approximately 3.3 million periodontal procedures are performed annually. These include regenerative procedures, dental implants, ridge preservation and augmentation procedures and aesthetic grafting procedures. We believe that more than one million of these procedures, specifically those for treatment of bone loss associated with periodontal disease and gum tissue recession, would be suitable for GEM 21S therapy based on current product labeling. In addition, our marketing partner Luitpold intends to seek approval for additional indications such as ridge preservation and augmentation.

Clinical Development.    We submitted a PMA application for GEM 21S to the FDA in March 2004. In July 2004, an FDA advisory panel unanimously recommended that GEM 21S be approved. We received FDA approval for GEM 21S in November 2005 with no post-approval animal or clinical study requirements. The FDA approval was granted with three post-approval requirements relating to establishing an rhPDGF identity test, evaluating quality testing of our first 30 lots of product and prohibiting our use of lots of rhPDGF that were fermented by Novartis after September 2002 until supplemental approval is received from the FDA to include the PDGF fermentation site. We filed a supplement to our PMA on May 31, 2006 in accordance with the GEM 21S approval requirement that we establish and validate an immunological identity test for rhPDGF-BB. The FDA approved our PMA supplement on July 18, 2006 to implement a new ELISA PDGF identity test. Regarding the second requirement, we submitted all quality testing data that was available to us in August 2006. We will submit the data on the remaining lots of product as soon as it is available. Regarding the third requirement, the FDA granted us approval in September 2006 to include Novartis’ rhPDGF fermentation site in our GEM 21S PMA and removed the restriction on our use of rhPDGF lots manufactured after September 2002, thereby satisfying the third post-approval requirement, and providing additional, large scale manufacturing capacity to ensure the adequate supply of rhPDGF-BB available for use in GEM 21S and GEM OS1.

We applied for marketing authorization for GEM 21S as a device in the EU in December 2003. EU regulators questioned whether GEM 21S should be treated as a device or a drug (medicinal). During the second quarter of 2005 we continued to meet with EU regulators in order to ascertain how GEM 21S would be regulated in the EU. In August 2005, the EU Commission determined that GEM 21S will be regulated as a drug (medicinal), in contrast to the US where it is regulated as a device. No additional clinical trials are expected to be required to gain market approval as a medicinal product. We have initiated the process of transferring the device dossier into a drug dossier. While we continue to project EU approval of GEM 21S in the second half of 2007, we cannot be sure that additional clinical trials will not be required, that EU approval for GEM 21S will be granted in a timely fashion, or at all, or that there will be no delays in transferring the device dossier into a drug dossier.

Clinical Results.    In initial human clinical studies, we tested the use of rhPDGF with allograft to stimulate tissue healing using a variety of scaffolds. Nine months after placing the test material around teeth in patients with severe periodontal disease, the teeth and adjacent jawbone were excised and we analyzed the teeth and accompanying tissue for new bone formation. The data demonstrated that rhPDGF treatment caused significant new bone formation adjacent to the tooth root.

Based on this data, we conducted a 180 patient double-blind, randomized controlled trial to evaluate the safety and efficacy of GEM 21S for the regeneration of bone and adjacent tissues in the treatment of periodontal defects. The study contained three groups: two groups were given different doses of rhPDGF used in combination with β-TCP and the third group, the active control, was given β-TCP plus buffer (ie, no rhPDGF). We included only subjects with advanced bone defects requiring surgical treatment in the study. The patients received standard periodontal surgery followed by the placement of the test compound. We monitored the patients for six months after surgery, during which time we held follow-up visits to monitor safety and to obtain clinical and radiographic data to determine efficacy. Measurements of effectiveness, with statistically significant importance, in the pivotal trial included:

•	Gain in soft tissue attachment level—Clinical Attachment Level (CAL)

•	Height of new bone in the original bone defect—Linear Bone Growth (LBG)

•	Percent of original bone defect filled with new bone—Percent Bone Fill (%BF)

•	Height of soft tissue around tooth—Gum tissue recession

The statistically significant results of the study are summarized in the table below.

Endpoint	GEM 21S	β-TCP Control	P-value*
CAL gain (mm): 3 months	3.8	3.3	(p<0.05)
LBG (mm): 6 months	2.5	0.9	(p<0.01)
%BF: 6 months	56.0	17.9	(p<0.01)
Gum tissue recession (mm): 3 months	0.5	0.9	(p<0.05)

*	A p-value is a measure of statistical significance. A p-value of less than 0.05 is considered to be statistically significant. A p-value of less than 0.01 is more statistically significant than a p-value of less than 0.05.

These results demonstrate that GEM 21S treatment led to a significant increase in healing of the bony defect in the periodontal lesion. Additionally, GEM 21S treatment expedited soft tissue attachment gain at three months following surgery (CAL gain) and decreased gum tissue recession further demonstrating the efficacy of GEM 21S.

This case study shows the use of GEM 21S for the treatment of a periodontal bone defect.

To evaluate the amount of bone growth that occurred with the different treatment groups, x-rays were taken prior to treatment and at six months following treatment. Changes in the x-rays were then used to determine the amount of bone growth that had occurred.

The results of the clinical study demonstrated that GEM 21S treatment led to statistically significant benefits in bone growth and healing of the periodontal bone defects compared to the active control group that received the β-TCP, without the addition of rhPDGF. There were no serious adverse events during the study that were directly attributed to the use of GEM 21S and no statistically significant difference in the incidence of adverse events between the treatment and control groups. In summary, the results of the pivotal clinical study demonstrated that GEM 21S is a safe and effective treatment, leading to acceleration of healing and the stimulation of new bone formation.

In September 2006, we announced preliminary results of the long-term efficacy of GEM 21S. Radiographic (x-ray) analysis of bone growth showed that sites treated with GEM 21S demonstrated a statistically significant increase in bone fill throughout the 24-month observation period as compared to treatment with the β-TCP matrix alone. Further, bone formation in the active control group that received the β-TCP, without the addition of rhPDGF, never achieved the degree of bone formation during the 24-month period as was observed at 6 months in the GEM 21S group. We are submitting these results to the FDA with a request that the FDA approve them for inclusion in the GEM 21S labeling.

Statistically significant results of the study are summarized in the chart below.

Analysis of percent bone fill, determined by radiographic assessment at 6 and 24 months, demonstrate that treatment with GEM 21S led to a significant increase in bone fill throughout the 24 month observation period as compared to β-TCP alone.

We have entered into an exclusive agreement with Luitpold, who is responsible for the worldwide marketing, sales, distribution and development of GEM 21S for the repair or reconstruction of cranio-maxillofacial ossesous defects. As part of the agreement, we will receive license fees, royalties, marketing assistance and milestone payments and we will be the sole source manufacturer of GEM 21S.

GEM OS for Orthopedic and Spine Indications

We received approval from the FDA to commence a feasibility trial with GEM OS1 for the treatment of hindfoot and ankle fusions and we completed patient enrollment of 20 patients in July 2006. We believe this indication is a good first study because of (1) the large number of foot and ankle surgeries utilizing bone graft that are performed each year (more than 66,000 foot and ankle fusions in 2003); (2) the reported non-union rate in the clinical literature for these procedures suggests that there is a clinical need for an improved therapy (8-12%); and (3) these fusions represent an elective procedure, which will improve the chances for a high percentage of patient follow-up in the study. The pilot study included 20 patients at three centers with nine months follow-up. The trial was designed to compare using GEM OS1 together with metal screws to secure the position of the bones versus using bone harvested from another location within the patient’s own body together with metal screws, which is currently considered the standard of care. In December 2006, we announced initial results from the feasibility trial. A number of assessments were made for the two treatment groups, including: (1) an assessment utilizing computer imaging technology known as computerized tomography (CT) scans; (2) an assessment using the American Orthopaedic Foot and Ankle Society (AOFAS) clinical rating system, which is a standardized rating system that measures how well the hindfoot or ankle function; and (3) a patient-scored pain assessment. Each of these assessments suggested that GEM OS1 treatment is as effective as autograft for the stimulation of bone healing (fusion), without the additional pain and morbidity associated with the harvesting of the autograft. The key findings from the interim analysis of the US pilot study include:

•	Assessment of CT scans of the fusion site by an independent reviewer blinded to the treatment found that at 6 weeks 39% of GEM OS1 patients as compared to 34% of autograft patients exhibited bone growth across the joint of greater than 50%. At 12 weeks 63% of GEM OS1 and 50% of autograft patients had achieved greater than 50% fusion across the joint.

•	In the physician-scored AOFAS evaluation, GEM OS1 patients scored higher than the autograft group at six weeks and 12 weeks (56.2 vs. 52.3 and 60.8 vs. 53.3, respectively) (higher score indicates improved function).

•	In the patient-scored pain assessment, GEM OS1 patients had a more favorable outcome than the autograft group at six weeks and 12 weeks (16.3 vs. 26.1 and 16.4 vs. 21.6, respectively)(lower score indicates less pain).

•	The average operative time was less for the GEM OS1 group (118 minutes vs. 144 minutes) as compared to the autograft group.

•	There were no GEM OS1-related serious adverse events reported in the study.

•	There was no evidence of abnormal bone formation at the site of treatment with GEM OS1.

•	There was a higher incidence of smoking history, an established risk factor for delayed bone healing, in the GEM OS1 patients (50%) as compared to the autograft patients (17%).

Based upon review of the interim US data, and similar results from the Canadian foot and ankle study, and the already established safety and efficacy of a similar product, GEM 21S, for bone and periodontal regeneration in the jawbone, an Independent Data Monitoring Committee has recommended expansion of the GEM OS1 US program into pivotal clinical trials.

As part of the patient testing performed for our GEM OS1 pilot study, PDGF antibodies were detected in patients in the rhPDGF-BB treatment group. An ELISA test has shown that the antibodies in these patients are non-neutralizing, ie, they do not affect the health of the patient. The FDA has asked us to continue testing patients for antibodies to PDGF in the GEM OS1 pivotal study. In more extensive clinical studies previously conducted by Johnson & Johnson using its marketed Regranex® product which has the same active ingredient (rhPDGF) as GEM OS1, similar antibody formation was found, but it was determined to be non-neutralizing, and the FDA determined the product to be safe for widespread human use.

In Canada, our application for an Investigational Testing Authorization (ITA) for a 20-pateint pilot study with GEM OS1 for foot and ankle fusions was approved and we completed patient enrollment in April 2006. The study was open-label, included three centers and required nine months follow-up. The pilot study was designed to demonstrate safety and clinical utility to stimulate bone regeneration. As a result of the preliminary data obtained on the first 20 patients, we have received authorization to expand the study to 60 patients, and we have now completed enrollment of the additional patients.

In November 2006, we announced interim results for the Canadian GEM OS1 trial. The data from this study is the first reported clinical experience using GEM OS1 in foot and ankle orthopedic applications. The study was a multi-center, open label trial measuring fusion of joints within the foot. The interim results for the initial 32 patients enrolled in the study were presented on November 4, 2006 and included the following observations: (1) the results so far with GEM OS1 have been at least comparable to autograft; (2) over 70% of the patients included in this interim analysis have at least one risk factor for delayed healing or non-union; (3) following GEM OS1 treatment, a blinded independent radiologist found that by six weeks 30% of patients achieved greater than 50% osseous bridging as measured on CT scans (27 patients analyzed), and by 12 weeks 85% of patients had some degree of fusion and 67% achieved greater than 50% osseous bridging as measured on CT scans (27 patients analyzed), which is similar to published data using autograft, where 48% of patients demonstrated greater than 50% fusion mass at 12 weeks on CT scans; (4) upon clinical exam at 12 weeks, 67% of patients were full weight bearing (30 patients analyzed), and by 16 and 24 weeks 90% and 100%, respectively, of patients were full weight bearing (19 and 9 patients analyzed, respectively); (5) in the physician-scored AOFAS evaluation the patients scored 64.4 at 12 weeks; (6) the average procedure time was 104 minutes; (7) there was no evidence of abnormal bone formation; and (8) all the patients in this GEM OS1 trial have been spared the autograft bone harvesting procedure and have therefore benefited by the elimination of donor site pain and potential complications. Subject to the results of the expanded study, we intend to file for Canadian product registration for orthopedic indications in 2007.

We have also received approval for and have completed patient enrollment in a clinical trial in the EU (Sweden) for the evaluation of GEM OS1 for the treatment of distal radius fractures requiring surgical treatment. The pilot study included 19 patients at one center with six months follow-up. We recently announced positive results from this pilot study. In this randomized, controlled study evaluating distal radius (wrist) fractures treated with external fixation versus external fixation augmented with GEM OS1, patients treated with GEM OS1 demonstrated faster bone healing at the fracture site as measured by CT scans. In particular, the 19 patients in the completed GEM OS1 study underwent CT evaluation to track bone healing over time. Based on analysis of the CT scans by a blinded, independent radiologist, GEM OS1 accelerated bone regeneration at earlier time points. At 3 weeks post surgery, 44% of GEM OS1 treated patients had moderate to complete (50-100%) bone fill across the fracture gap, versus 11% of the control patients. At 6 weeks, 100% of the GEM OS1 patients had achieved this level of bone fill as compared to 56% of the control patients. Additionally, the product candidate was well tolerated, with no reported serious adverse events related to the device.

We have also initiated patient enrollment in a pilot study in Sweden evaluating our second orthopedic product candidate, GEM OS2 Injectable Bone Graft, for the closed treatment of distal radius fractures. GEM OS1 and GEM OS2 are two separate formulations that combine recombinant human Platelet-Derived Growth Factor (rhPDGF-BB) with a synthetic bone matrix, βeta-tricalcium phosphate (β-TCP). GEM OS1 is designed for use in open surgical procedures while GEM OS2 is designed primarily for minimally invasive, percutaneous administration (ie, by injection through the skin) to a fracture site without surgical intervention.

We now have clinical data for three anatomic sites (the foot and ankle, the distal radius, and the jaw) which suggest that our GEM technology stimulates bone regeneration. In addition, to date there have been no product related serious adverse events attributed to GEM OS1 in any of the three GEM OS1 studies. In light of the present phase of research and development, we cannot provide any assurance that we will be successful in developing, obtaining regulatory approval for, or commercializing, our product candidates.

We believe that the ability of GEM 21S to stimulate bone formation in jaw bone defects and the interim results from our three pilot studies for GEM OS1 suggest the potential for our GEM OS product candidates, which also incorporate rhPDGF as the growth factor component with a proprietary resorbable bone filler matrix, to be effective in stimulating new bone growth in orthopedic applications. We are developing our product candidates, GEM OS1 and GEM OS2 for the treatment of specific orthopedic applications, including bone defects, traumatic fractures treated with open and closed surgical procedures and spinal applications, including prophylactic treatment for vertebral compression fractures. The key market opportunities and the corresponding product candidates are profiled below:

Open (surgical) Reduction.    In recent years, there have been more than one million procedures annually in the US involving fusions and corrective surgeries of the foot and ankle. Many of these procedures utilize a bone graft material to stimulate the healing of the bone following surgery. Open, or surgical, reduction of fractures of the long bones (femur, tibia, fibula, humerus, radius, ulna) accounts for an additional 550,000 surgical procedures in the US annually. Surgeons frequently use bone graft in these procedures to fill voids and stimulate the wound healing process.

Our goal is the achievement of approval of our product candidates for a broad range of bone grafting indications. To accomplish this goal, we are evaluating GEM OS1 in several clinical applications. GEM OS1 is similar to GEM 21S in that it combines a particulate β-TCP with rhPDGF. We have received FDA clearance under the trade name OsteoMimetic for a proprietary β-TCP which is a component of our GEM OS1 product candidate, for orthopedic applications, as a bone void filler when the void or gap is not intrinsic to the stability of the bone. Although we are currently not planning on marketing OsteoMimetic as a stand alone product, we believe the FDA clearance may support the regulatory review process for GEM OS1.

Prophylactic Treatment of Osteoporotic Bone.    Osteoporosis is a condition of diminished bone mass, most frequently seen in post-menopausal women that is identified as a contributing factor in an estimated 1.5 million fractures each year. According to industry reports, almost half of all women over age 50 will have a fracture in their lifetimes due to weakened bone mass resulting from osteoporosis. While physicians have the ability to detect osteoporosis and to identify other risk factors for delayed fracture healing, there are few therapies that are well accepted for proactive treatment of these patients with a high risk for fracture.

We believe that a market opportunity exists for the prophylactic treatment of bones at risk for fracture, such as vertebrae adjacent to vertebral compression fractures (VCFs). Kyphoplasty and vertebroplasty are procedures used to treat VCFs. Both procedures involve the injection of an orthopedic cement into the fractured vertebral body to stabilize the compression fracture, thereby eliminating the associated pain.

For both kyphoplasty and vertebroplasty, the cements currently used such as Polymethylmethacrylate (PMMA) set up hard forming a solid mass within the vertebral body with little elasticity. Clinical studies have demonstrated that patients treated with vertebroplasty have a 4.6 times greater risk of having a new VCF adjacent to the treated fracture, and when these fractures occur, they occur sooner than non-adjacent level fractures. It is believed that this elevated incidence of VCFs in adjacent vertebrae is due to the presence of the hard non-elastic cement in the treated vertebrae. We believe the prophylactic treatment to stimulate new bone growth in the adjacent vertebrae has the potential to dramatically minimize the number of new VCFs occurring.

We are developing our GEM OS2 product candidate for direct percutaneous injection into the vertebral body. We have licensed the rights to an injectable scaffold similar to an already FDA-cleared product. We have completed the initial safety testing of our GEM OS2 product candidate and expect to begin additional pre-clinical studies in early 2007 to support our spine program.

Closed Fracture Reduction.    Approximately 11 million fractures per year in the US of the radius, humerus, tibia, fibula and femur occur where the treatment relies upon closed reduction or closed, non-surgical treatment. Of these fractures, an estimated five to 10% have impaired or delayed healing due to patient specific factors such as smoking, diabetes and osteoporosis.

We also are developing GEM OS2 for the treatment of fractures not requiring surgery. GEM OS2 combines rhPDGF with an injectable bone matrix. The product candidate will be injected through the skin into the fracture site, locally delivering rhPDGF to accelerate fracture repair. Closed fracture reduction procedures comprise the largest number of orthopedic procedures today. According to hospital and outpatient procedural data, 2.8 million closed fracture procedures are performed a year. While a significant number of these are treated with casts, we believe that a large number of patients who require longer healing times would benefit from our GEM OS2 product candidate. We have initiated enrollment in a study in Sweden that will evaluate GEM OS2 for the treatment of distal radius fractures. The study design will be comparing fractures treated with external fixation in the presence or absence of GEM OS2.

Revision Total Joint Arthroplasty.    Total joint arthroplasty is the definitive treatment for end stage arthritis in the hip and knee. In 2003, more than 800,000 joint replacement procedures were performed in the US. Of these procedures, an estimated 70,000 were revision surgeries resulting from a failure or wearing out of the primary prosthesis. Revision hip and knee arthroplasty is often characterized by diminished bone and soft tissue structures supporting the implant. Surgeons will frequently use some type of bone graft as a void filler and a stimulus for the regeneration of bone. Even when the primary procedure used cement, the majority of revision procedures will be done using a porous prosthesis, with the goal being to gain a biological interlock between the bone and the implant. We believe that a synthetic void filler that can help stimulate the biological interlock with the prosthesis could improve outcomes in these procedures.

Pre-clinical Results: Bone Healing.    Scientific studies in animal models have demonstrated that local administration of rhPDGF in a suitable matrix can lead to enhancement of fracture repair while systemic administration can strengthen the skeleton throughout the body. In a study we conducted, we combined rhPDGF with a synthetic bone matrix and evaluated its ability to stimulate bone repair in an osteoporotic/geriatric rat model. This model was designed to mimic fracture repair in individuals with delayed wound healing capabilities. For the study, an osteotomy fracture was surgically created in the lower leg of the rat (shown in diagram (A) below), the leg was stabilized by the placement of a pin within the leg, and the test compound was placed around the fracture site (shown in diagram (B) below). The tissues covering the fracture sites were then sutured back into place and the fractures allowed to heal.

At five weeks post injury, the injured leg and the opposite uninjured leg in each rat were evaluated for mechanical strength. The results of the study (shown below) are presented as the mechanical strength of the injured leg as a percentage of the strength of the opposite uninjured leg. These results demonstrate that the fractured leg was statistically weaker than the unfractured leg in both the untreated animals and the control animals treated with the delivery matrix only, with no added rhPDGF. In contrast, treatment with the matrix combined with rhPDGF (GEM OS) led to restoration of mechanical strength to the fractured leg that was comparable to the strength of the opposite uninjured leg.

*	P-values from a paired t-test comparing the mean strength values (Torque at Failure (Nm)) between the injured leg and the uninjured leg for each of the treatment groups at five weeks post injury. P-values less than 0.05 are considered statistically significant.

A separate study was conducted in an osteoporotic rat model where rhPDGF was administered by intravenous injection three times a week for six weeks. At six weeks, the skeletons of the rats were analyzed to measure bone mineral density and biomechanical strength. Treatment with rhPDGF prevented bone loss and significantly increased bone density in the spine and long bones. Biomechanical testing indicated increased vertebral body compressive strength and increased stiffness and strength in the long bones of the skeleton. Further, these results suggest that rhPDGF treatment has the ability to increase bone density and strength throughout the skeleton.

In an osteotomy fracture repair model in rabbits, administering rhPDGF locally to the fracture site led to significant healing as demonstrated by measuring biomechanical strength of the fractured legs. Treatment with rhPDGF in a collagen matrix led to restoration of strength to the fractured legs equivalent to the contralateral unfractured legs, while treatment with a collagen matrix alone did not cause significant healing to take place, further supporting the potential use of rhPDGF in the healing of fractures.

Product Candidates for Sports Injuries

We intend to use our proprietary technology to develop products addressing unmet medical needs in sports injury, initially targeting cartilage, ligament and tendon repair and regeneration.

Cartilage, ligament and tendon repair and regeneration represent significant unmet clinical needs. Each year there are over 22 million sports-related injuries in the US, most of which are treated conservatively with rehabilitation techniques. Because of the lack of therapies that can stimulate healing and regenerate these tissues, many of these injuries will result in a degree of permanent impairment and chronic pain.

Cartilage Injuries.    Cartilage is the soft tissue in the joints of the body that acts as a shock absorber and lubricant during motion of the joint. Because damaged cartilage does not heal by itself and slowly breaks down over time, the result can lead to a complete wearing away of cartilage, leading to osteoarthritis. Currently, there are limited therapies to regenerate cartilage although a number of therapeutic and surgical methods are used to minimize the pain and disability from cartilage injuries. In 2003, an estimated 290,000 patients received surgical treatment for cartilage defects. In addition, approximately 2.6 million injections into the knee were administered in 2005. While knee injections may reduce the pain associated with osteoarthritis for a limited time period, they do not stimulate the healing of the damaged cartilage.

Ligaments and Tendon Injuries.    Ligaments, the tissue structures that connect bone to bone, and tendons, the tissue structures that connect muscles to bone, are crucial to the biomechanical functions of the body. Injuries to ligaments and tendons are very common, and while typically these injuries can be treated conservatively with rehabilitative techniques, these injuries are often slow to heal or do not heal completely. Currently, there are limited therapeutic products that stimulate the healing and regeneration of ligament and tendon tissues.

Tendon injuries are a frequent source of visits to the orthopedic surgeon. Approximately 400,000 rotator cuff injuries lead to surgical intervention each year. Of these repairs, as many as 20% will be non-healing or develop re-injury. The problem of ineffective repair is highlighted by a study using a goat model of rotator cuff injury in which the cuff is completely detached and repaired in the same procedure. The study found that on average two common reattachment techniques only restored approximately 20% and 32% of the normal cuff biomechanical strength at six and 12 weeks, respectively. Another common type of tendon injury includes those to the Achilles tendon. The need for new reparative technologies to this type of injury is highlighted by the findings that repairs of the Achilles tendon have been observed to re-rupture at a rate of seven percent due to degeneration of the connective tissue and accumulation of microtears.

Tears of the anterior cruciate ligament (ACL) are most commonly associated with traumatic sports injuries. Minor tears are eligible for conservative treatment, but each year more than 237,000 patients undergo surgery for larger tears and transections. The poor healing ability of the ACL contributes to the frequency of these surgeries and requirement for reconstruction using patellar tendon grafts.

Pre-clinical Research: Cartilage, Ligament and Tendon Healing.    Based upon the demonstrated biology in studies in animals and in vitro that rhPDGF can stimulate proliferation of the structural cell types that make up cartilage, ligaments and tendons and published studies in animals and in vitro that support the potential use of rhPDGF for accelerating healing of these tissues, we believe that rhPDGF has the potential to be an effective therapy for the repair of these tissue types. The use of rhPDGF to stimulate tissue repair across a broad spectrum of tissues is supported by the demonstrated clinical efficacy of rhPDGF to stimulate the healing of tissues as diverse as diabetic chronic non-healing ulcers of the skin (Regranex®) and bone defects of the jaw associated with advanced periodontal disease (GEM 21S).

Cartilage, ligament and tendon tissues are all derived from cells of mesenchymal origin. In an adult, undifferentiated mesenchymal stem cells, or MSCs, are available to differentiate into cell types required for the healing of cartilage, ligament and tendon. rhPDGF has been shown in studies in animals and in vitro to stimulate both the recruitment and proliferation of these stem cells, causing a localized increase in their number at a site of injury. Once present, the stem cells then differentiate into the appropriate cell type for the tissue undergoing repair.

These can include differentiation into chondrocytes for cartilage repair, or fibroblasts for tendon and ligament repair. In addition to rhPDGF’s actions on MSCs, the growth factor also can interact directly with the mature differentiated structural cells.

Based upon pre-clinical studies of chondrocytes, the cells that make up cartilage, we hypothesize that rhPDGF will be effective for repairing cartilage defects. Cell culture studies have demonstrated that chondrocytes strongly proliferate when exposed to PDGF in a dose-dependent manner. A similar capacity for PDGF to stimulate chondrocyte expansion in vivo in animals has also been reported. In a published study, copolymers of polylactic acid and polyglycolic acid were pretreated with PDGF for four to 24 hours, loaded with chondrocytes, and then injected into the calf muscle in rats. At eight weeks post-injection, the measured cross-sectional area of the implant containing the chondrocyte population was significantly greater in the PDGF treated groups as compared to controls.

Supporting the use of rhPDGF for tendon repair, published in vitro studies with rhPDGF treatment to tendon cells have demonstrated a potent effect on a variety of activities critical to the reparative process. These include the stimulation of elevated expression of collagen, protoeoglycan content and integrin receptors. Additionally, PDGF has been shown to stimulate the proliferation of tendon fibroblasts, cells that make up the structural component of these tissues.

Regarding the use of rhPDGF for ligament repair, PDGF is a key stimulator of cell migration and proliferation for fibroblast cells isolated from ACL tissues. These cellular events are the likely basis for the greater strength observed in a sheep model of ACL reconstruction employing PDGF. In contrast to controls, the study group receiving grafts affixed with PDGF coated sutures showed significant increases in tensile stress and a greater load to failure. In studies of the rat medial collateral ligaments (MCL), the injured MCL was treated with a collagen/PDGF matrix. At 12 days post-operation, animals receiving PDGF exhibited a 90% improvement in MCL strength, suggesting an important role for the growth factor in repairing native ligaments.

We have started pre-clinical work in evaluating matrix materials that can be combined with rhPDGF for tendon and ligament repair applications. The matrix materials under evaluation are being selected to specifically target the tissue type to be treated. In light of the present phase of research and development, we cannot provide any assurance that we will be successful in developing, obtaining regulatory approval for, or commercializing, our product candidates. We currently anticipate that we will complete initial pre-clinical development to show proof of principle for use of GEM LT to treat rotator cuff injuries by mid-2007. We are in a relatively early phase of research and development for cartilage repair applications.

Scientific Background

PDGF Family of Growth Factors

Platelet-derived Growth Factor, or PDGF, is a family of growth factors which contains five different members that are found naturally in the body. We are working with a synthetic version of the BB form of PDGF (PDGF-BB) which is a homodimer of two separate B-chains that are covalently linked together through disulfide bonds. The PDGF-BB that we use in GEM 21S and our GEM product candidates is manufactured using recombinant DNA technology in a yeast expression system. The gene that codes for the human sequence of the PDGF B-chain is inserted into yeast cells. The gene is then activated to cause the production of the PDGF B-chain protein. The protein is secreted from the yeast cell into its culture media, and the protein purified from the media to homogeneity.

There are two PDGF receptors that are present on the surface of target cells. Depending upon the number and ratio of the receptors present on a cell, the cell will be more or less responsive to the different PDGF family members. rhPDGF-BB has the ability to bind with high affinity to both receptors, providing it with unique properties within the PDGF family. Depending on the location of an injury, different cell types that respond to rhPDGF-BB are stimulated.

Role of PDGF in Tissue Repair

Tissue repair at injury sites occurs as a result of a complex series of events. For successful tissue repair to take place, the appropriate cell types must be recruited to the injured site in a coordinated fashion. One of the proteins that is critical for orchestrating this process is PDGF.

PDGF stimulates a wide spectrum of biological activities that places it at the top of the wound healing cascade. PDGF is responsible for stimulating a variety of cellular events critical for the initiation and progression of tissue repair. These include attracting cells into a wound site and stimulating their replication. Depending upon the location of the injury, different cell types respond to PDGF. Animal and in vitro studies have demonstrated that cell types that are stimulated include bone forming cells, cartilage forming cells, MSCs which are bone and cartilage-lineage forming cells, and fibroblasts which are tendon and ligament forming cells. Published animal and in vitro studies demonstrate that PDGF may also work together with other growth factors to enhance the formation of new blood vessels by stimulating vascular smooth muscle cells, a cell type critical for the formation of blood vessels. Additionally, PDGF promotes the release of other growth factors and signaling molecules that accelerate the natural healing process. As a result of its ability to stimulate a multi-faceted set of activities, we believe PDGF plays an integral role in initiating the tissue repair process in the different clinical indications that we are pursuing.

To support the stimulatory properties of rhPDGF, we combine the protein with resorbable three-dimensional scaffolds that are specifically tailored for the tissue being treated. This approach provides both the matrix critical to support the in-growth of the appropriate cell types, while providing for the release of rhPDGF in a localized manner under controlled delivery conditions. It also combines the benefits of delivering a stimulatory growth factor with the structural requirements of a synthetic scaffold to support cell migration and tissue regeneration at the wound site.

Scientific Advisory Boards

We have established two scientific advisory boards that bring expertise in orthopedics, periodontics and cranio-maxillofacial surgery, as well as FDA experience. During 2006, there were three meetings of the orthopedic scientific advisory board. During the year ended December 31, 2005, there was one meeting of the scientific advisory boards. We consult individual members of our scientific advisory boards separately approximately once each quarter on clinical and pre-clinical study design, product and product candidate formulation, clinical indications and on all applications of tissue engineering, focusing on orthopedic and periodontal indications. We pay consulting fees (including in the form of grants of stock options) to, and reimburse the expenses of members of our scientific advisory boards for, the services they provide to us, with the amounts varying depending on the nature of the services. We paid to or on behalf of the current members of our scientific advisory boards aggregate consulting fees and reimbursements of $289,694, $64,820 and $90,577 in 2006, 2005 and 2004, respectively. In addition, we granted options to purchase an aggregate of 31,613, 25,200 and 15,000 shares of our common stock to current members of our scientific advisory boards in 2006, 2005 and 2004, respectively.

Orthopedic Scientific Advisory Board

The current members of our orthopedic scientific advisory board are:

Name	Professional affiliation
Gary Friedlaender, M.D.	Director of BioMimetic; Chairman of BioMimetic’s Orthopedic Scientific Advisory Board; Professor and Chair, Department of Orthopaedics, Yale School of Medicine
Jeffrey Hollinger, D.D.S., Ph.D.	Professor of Biological Sciences and Biomedical Engineering and Director, Bone Tissue Engineering Center, Carnegie Mellon University
Edward Akelman, M.D.	Professor and Vice Chairman, Brown Medical School, Department of Orthopaedics; Chief, Division of Hand, Upper Extremity and Microvascular Surgery, Rhode Island Hospital
Arnold Caplan, Ph.D.	Director of Skeletal Research Center and Professor of Biology, Case Western Reserve University
Michael Ehrlich, M.D.	Vincent Zecchino Professor and Chairman, Department of Orthopaedics, Brown Medical School
Alexander Vaccaro, M.D.	Director of the Delaware Valley Regional Spinal Cord Injury Center, Thomas Jefferson University; Co-Director of Reconstructive Spine Services, Rothman Institute; Co-Director of the Spine Fellowship, Thomas Jefferson University; Professor of Orthopaedic Surgery and Neurosurgery, Jefferson Medical College of Thomas Jefferson University
Joseph Lane, M.D.	Professor of Orthopedic Surgery, Assistant Dean, Medical Students, Weill Medical College of Cornell University; Chief, Metabolic Bone Disease Service, Hospital for Special Surgery; Attending, Orthopaedics, New York-Presbyterian Hospital
Kevin Foley, M.D.	Professor of Neurosurgery, University of Tennessee, School of Medicine; Director of Complex Spine Surgery, Semmes-Murphey Neurological and Spine Institute; Director of the Spine Fellowship, Department of Neurosurgery, University of Tennessee; Associate Professor of Biomedical Engineering, University of Tennessee

Periodontal Scientific Advisory Board

The current members of our periodontal scientific advisory board are:

Name	Professional affiliation
Jeffrey Hollinger, D.D.S., Ph.D.	Professor of Biological Sciences and Biomedical Engineering and Director, Bone Tissue Engineering Center, Carnegie Mellon University
William Giannobile, D.D.S., D.M.Sc.	Najjar Endowed Professor of Dentistry, University of Michigan; Director, Michigan Center for Oral Health Research, University of Michigan; Associate Professor of BioMedical Engineering, University of Michigan; Board Member, American Academy of Periodontology Foundation; Associate Editor, Journal of Periodontology

Name	Professional affiliation
Myron Nevins, D.D.S.	Associate Clinical Professor of Periodontology, Harvard School of Dental Medicine; Director of Institute for Advanced Dental Studies and Director of continuing Dental Education, Harvard School of Dental Medicine; Editor, International Journal of Periodontics and Restorative Dentistry

Sales, Marketing and Distribution

In December 2003, we entered into three agreements that cover an exclusive worldwide sublicense, research and development, marketing and distribution partnership with Luitpold for GEM 21S.

The exclusive sublicense agreement grants to Luitpold sublicense rights under intellectual property that we license from ZymoGenetics and co-own with and license from Harvard, and grants Luitpold certain rights to the improvements relating to GEM 21S. Luitpold is responsible for the worldwide sale and distribution of GEM 21S for periodontal and cranio-maxillofacial applications. Luitpold is required to make milestone and royalty payments to us, and is required to maintain agreed upon sales and customer service staffing levels. The agreement provides for a minimum royalty obligation for the first six years following the first sale of GEM 21S. In addition, the agreement obligates us to seek regulatory approval for GEM 21S in the US, EU and Canada, and Luitpold is given an option to seek regulatory approval in all other territories. The agreement also sets forth certain obligations and rights regarding the maintenance and enforcement of the licensed intellectual property rights. As a result of an amendment dated December 2005, this agreement will expire in December 2026, but is subject to indefinite continuous five year extensions by Luitpold upon one years notice. Either party may terminate the exclusive sublicense agreement if the other party breaches a material provision and fails to cure the breach within 60 days of notice. The exclusive sublicense will automatically terminate if either the manufacturing and supply agreement or the research, development and marketing agreement is terminated. If a party’s performance under the agreement is prevented for 12 months because of a force majeure event, the other party may terminate the agreement.

The manufacturing and supply agreement obligates Luitpold to purchase all of its requirements for GEM 21S from us and we are obligated to meet such requirements to the extent they are consistent with Luitpold’s forecasts. The agreement sets forth the pricing for the products, and provides for periodic price increases based on inflation and/or increases in our manufacturing costs. In addition, the agreement includes minimum purchase commitments for seven years following the first purchase. As a result of an amendment dated December 2005, this agreement will expire in December 2026, but is subject to indefinite continuous automatic five year extensions unless either party gives six months notice of its intent not to renew the agreement. Either party may terminate the manufacturing and supply agreement if the other party breaches a material provision and fails to cure the breach within 60 days of notice. In addition, we may terminate the manufacturing and supply agreement if GEM 21S is found to infringe a third party’s intellectual property rights.

The research, development and marketing agreement outlines our obligations to Luitpold to support its marketing of products subject to the manufacturing and supply agreement and the exclusive sublicense agreement. We have agreed to (1) use commercially reasonable efforts to complete the clinical studies and regulatory filings for GEM 21S in the US, EU and Canada; (2) conduct certain studies necessary to extend the shelf life of GEM 21S; (3) provide Luitpold with marketing assistance; and (4) assist Luitpold with regulatory approvals outside the US, EU and Canada. Luitpold made a lump sum payment to us upon execution of the research, development and marketing agreement and agreed to make a milestone payment to us upon EU approval of GEM 21S. The research, development and marketing agreement will expire on the fifth anniversary of payment of the EU approval milestone payment. Either party may terminate the agreement if the other party breaches a material provision and fails to cure the breach within 60 days of notice. The research, development and marketing agreement will automatically terminate if either the manufacturing and supply agreement or the exclusive sublicense agreement is terminated. If a party’s performance under the agreement is prevented for 12 months because of a force majeure event, the other party may terminate the agreement.

We have retained full commercial rights for our GEM OS product candidates and our sports injury product candidates.

Manufacturing

We have developed a network of suppliers, manufacturers, and contract service providers to provide sufficient quantity of our product and product candidates through the development, clinical testing and commercialization phases.

We have signed manufacturing supply agreements covering the two main components, rhPDGF and β-TCP, of GEM 21S from manufacturers of FDA approved or cleared products (Novartis and Orthovita, respectively). We also have signed an agreement with Kensey Nash for development and supply of specific scaffolds for use in orthopedic and sports medicine applications. These agreements provide us with the key constituents of our lead product candidates.

We use four contract facilities to complete the manufacturing, packaging and final product testing for our GEM 21S kits. Patheon, UK, Ltd. performs the aseptic syringe filling of the rhPDGF component. Penn Pharmaceutical Services, Ltd. forms and fills the β-TCP cup and produces the final kit assembly. Isotron plc sterilizes the cups. AAI Development, Inc. handles the final product testing. We use similar contract facilities for the manufacture of our GEM OS1 clinical study kits.

To optimize product supply, quality and cost, we are evaluating bringing the final stages of product manufacturing in-house, including final formulation, filling the syringes and cups that will be packaged in the finished kits, and assembling the kits. Our approximately 23,000 square foot facility in Franklin, Tennessee provides office, research and development and quality control space. We have subleased approximately 3,400 square feet of this facility to two tenants. Each sublease agreement is for a term of three years. We have retained the right to regain possession of the space by relocating the tenants prior to the expiration of their sublease term. We believe additional space will be needed if we bring our product manufacturing in-house. We are developing plans for a scalable in-house manufacturing facility as well as evaluating contingent contract manufacturing to ensure continuous product supply.

Supply Agreements

Novartis/Chiron

In July 2004, we entered into a commercial supply agreement with Chiron (now Novartis) that will permit us to obtain bulk supply of rhPDGF for commercial sale. Under the terms of the agreement, Novartis will exclusively supply us with rhPDGF for use in certain periodontal and orthopedic applications. We are obligated to purchase minimum specified quantities of rhPDGF beginning in 2006 and increasing as of 2007. Under the agreement, the annual product prices we are obligated to pay vary depending on the quantity of rhPDGF we order. The agreement covers a seven-year term and is cancelable under certain circumstances. Unless earlier terminated, the agreement automatically renews at the end of the initial term for consecutive one year periods unless either party terminates the agreement by written notice at least two years prior to the renewal date.

Orthovita

In August 2002, we entered into an agreement with Orthovita pursuant to which Orthovita will manufacture and exclusively supply us with β-TCP for use in GEM 21S. We executed a long-term supply agreement with Orthovita for clinical and commercial supplies of β-TCP in bulk quantities. We are required to purchase all of our requirements for β-TCP for periodontal and maxillofacial indications from Orthovita. Under the agreement, the annual product prices we are obligated to pay vary depending on the amount ordered and the years in which we place orders. The agreement covers a 10-year term and is cancelable under certain circumstances. Unless earlier terminated, the agreement automatically renews at the end of the initial term for up to two five year renewal terms.

Kensey Nash

In June 2005, we entered into an agreement with Kensey Nash to develop commercial products using specific scaffolds manufactured and supplied by Kensey Nash for use in orthopedic and sports medicine applications. Under the agreement, Kensey Nash will exclusively manufacture and supply the scaffold materials for us and we will be responsible for final formulation, fill and finish activities. We are responsible for obtaining US and foreign regulatory approvals for any resulting products. We are required to commercialize any resulting products in the US within 12 months of receipt of FDA approval. We have the exclusive right to distribute and sell the resulting products worldwide. In addition, we agreed to pay royalties to Kensey Nash based on net sales of commercial products worldwide for the term of the agreement.

The agreement covers a 10-year term following the commercialization of a product, with two automatic two-year extensions, unless either party provides notice not to extend. If Kensey Nash elects not to extend the agreement, it is obligated to continue to supply us with predefined amounts of products for a limited time beyond the agreement’s expiration. The agreement terminates if we do not make our first commercial sale of a product developed under the agreement within seven years. We paid Kensey Nash an initial payment on the effective date of the agreement. We have made a second payment after we agreed to continue the agreement beyond a feasibility period.

In December 2006, we amended our agreement with Kensey Nash to accelerate certain milestone payments associated with the development of a matrix for sports medicine applications. In particular, we made a payment to Kensey Nash upon executing the amendment as compensation for development that had been completed relating to a matrix for sports medicine applications, and we agreed to make certain quarterly payments to Kensey Nash during 2007 and 2008. To offset these payments, the milestone payments in the original agreement relating to the first commercial sale of product were reduced by an amount equal to the quarterly payments and the payment made upon signing the amendment. Furthermore, under the amendment we now have the right to terminate the sports medicine development program upon thirty days notice. We are still required to make subsequent payments to Kensey Nash based on the achievement of certain regulatory and commercial milestones of the orthopedic products developed under the agreement.

Each of our suppliers has the ability to curtail manufacturing of the products at their discretion with the only requirements being that each must provide a minimum level of future product prior to ending production and each must transfer the technology to another manufacturer.

Milestone and Royalty Payments

As discussed above, under our agreements with Luitpold, ZymoGenetics, Harvard, Kensey Nash and Novartis various milestone payments are required. Luitpold is required to make certain milestone payments to us, and we are required to make certain milestone payments to ZymoGenetics, Harvard, Kensey Nash and Novartis, based on the occurrence of certain events. These milestones relate to the achievement of certain clinical developments, regulatory filings and approvals and sales levels for GEM 21S and our GEM OS and GEM LT  product candidates. Upon receipt of FDA approval of GEM 21S, we received a $15 million milestone payment from Luitpold. We are entitled to an additional milestone payment from Luitpold on the second anniversary of our FDA approval and if the combined sales of GEM 21S and GEM OS1 achieve certain sales levels. We were required to make milestone payments to ZymoGenetics in connection with the initiation of pivotal clinical trials of GEM 21S, certain regulatory filings and approvals for GEM 21S, the receipt of FDA approval of GEM 21S, the filing of the GEM OS1 IDE, and the initiation of the GEM OS1 Canadian registration study. We were required to make milestone payments to Harvard in connection with the receipt of FDA approval of GEM 21S, the initiation of pivotal clinical trials of GEM 21S, our execution of a manufacturing and supply agreement with Novartis and our acquisition of certain patents from the Institute of Molecular Biology. We are required to make milestone payments to Kensey Nash in connection with the initiation of clinical trials, certain regulatory filings, product approvals, and/or commercial launch of GEM OS2 and GEM LT.

Many of the events triggering a milestone payment requirement remain contingent and have not yet occurred. Assuming that all future contingencies are met and all milestone payments are made, the milestone payments that we are required to make will be substantially offset by the milestone payments that we receive. Although we cannot know when milestones will be achieved, the milestones that we currently anticipate will be paid to us or paid by us in the near term, ie, 2007 to 2009, will result in a net payment to us of $8.33 million. We anticipate that milestone payments to us or by us from 2010 to 2012 will result in a net milestone payment by us of $7.23 million, resulting in an overall net milestone payment to us of $1.1 million through 2012.

Luitpold also is required to make minimum royalty payments to us, and we are required to make minimum royalty payments to ZymoGenetics. The minimum royalty payments we receive from Luitpold will be offset by minimum royalty payments we are required to make to ZymoGenetics resulting in net minimum royalty payments to us of $300,000 in 2006-2007, $2.8 million in 2008-2009 and $4.8 million in 2010-2011.

We believe that a substantial portion of future milestone payments are not material to our business or prospects because we anticipate that they will occur well in the future, or they are conditioned upon achieving product sales targets which also are well in the future or represent sales targets which are substantially in excess of the current or foreseeable sales targets, the achievement of which, if attained, would be in the future. We believe that the only milestone payments that may be material would result in payments to us of $10 million upon our receipt of EU regulatory approval of GEM 21S, and $5 million due upon the second anniversary of our receipt of US regulatory approval of GEM 21S, both of which we anticipate will occur by the end of 2007.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our products, product candidates, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing upon our proprietary rights. We seek to protect our proprietary position by, among other methods, filing US and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business.

We derive our patent rights from four sources: (1) ownership rights purchased from the Institute of Molecular Biology; (2) ownership rights derived from technology we developed; (3) licensing rights acquired from ZymoGenetics; and (4) licensing rights acquired from Harvard. We believe that our owned and licensed patents provide freedom to operate under patents that cover the composition and use of tissue growth factors. GEM 21S and our lead product candidates are protected by patents we have licensed or have purchased and co-own.

We have licensed 19 US patents and their foreign counterparts from ZymoGenetics covering various formulations of PDGF or manufacturing processes for PDGF. Of the eight of these licensed patents that remain unexpired, the first patents will expire in March 2009 and the last of these patents will expire in May 2016. We own 11 US patents and numerous foreign counterpart patents, which were purchased from the Institute of Molecular Biology. Nine of these patents are co-owned with Harvard, and Harvard has exclusively licensed its rights in these patents to us. Several of these patents cover compositions of various growth factors, including PDGF, either alone or in combination with one another. Other of these patents cover methods of using such compositions to heal wounds or to promote the growth of bone, ligaments, or nerves. Of our 11 owned patents, nine remain unexpired. The next of these patents to expire will occur in January 2008, and the last of these patents will expire in January 2020. The two patents that have expired did not cover our product or our current orthopedic product candidates.

We license, own or co-own two unexpired patents which cover our GEM 21S product and our current orthopedic product candidates. One of these patents is a method patent covering the use of PDGF to promote the growth of damaged bone, periodontium or ligament, and it will expire in 2009 unless we are successful in obtaining a patent term extension. We have filed an application with the US Patent and Trademark Office for a patent term extension until 2012, although it may be several years before we receive a final ruling on this request. The second of these patents is a composition patent that covers the isolated form of rhPDGF included in our product and our current orthopedic product candidates, and will expire in 2010. Outside of the US, GEM 21S and our product candidates are protected by patents in the EU until 2010 and in Canada until 2015.

One of our licensed issued US patents covering our GEM 21S product may have expired in July 2006. Both the patent that may have expired in July 2006 and the patent that will expire in 2010 cover the specific PDGF molecule used in GEM 21S, but they each claim the molecule in a slightly different way—one patent claims the molecule in its isolated form, whereas the other patent claims the molecule in absence of certain impurities. We believe that the coverage of the two patents is cumulative and that the expiration of one patent in July 2006 did not significantly affect our intellectual property position or our business.

We own two pending US utility patent applications, two pending international utility patent applications, and have rights in six pending US provisional patent applications. The 10 pending patent applications focus on technology that we developed internally and seek to cover specific dosages of PDGF or specific medical applications for PDGF. Our patent applications are pending review by the United States Patent and Trademark Office and we are unable to predict what protection will be afforded by these applications, or if any protection will be ultimately granted.

We entered into a license agreement with Harvard that provides us with an exclusive worldwide license to the patents we co-own with Harvard, and which are directed towards the use of rhPDGF and other growth factors for the healing and restoration of bone and other tissue defects. The agreement term extends to the date of the last to expire licensed patent. Under the agreement we are obligated to make certain royalty and milestone payments to Harvard. Harvard may terminate the agreement if we fail to make such payments, maintain certain insurance requirements, and pursue commercialization of the licensed technology. In addition, Harvard may terminate the agreement if we are convicted of certain criminal acts, become insolvent, or breach an obligation under the agreement and fail to cure such breach within 120 days of notice. We may terminate the agreement by giving Harvard 120 days written notice of our intent to do so. The key patent rights covering the use of PDGF to stimulate bone growth at sites of surgical intervention that we co-own with Harvard may expire in 2009 and are limited to the US. In December 2005, we filed a request with the United States Patent and Trademark Office seeking to extend the term of these patent rights to March 2012, and our extension request remains pending. There is no guarantee that the United States Patent and Trademark Office will grant this extension, or if granted, that the length of the extension will extend to March 2012. We believe that the co-owned patents provide us with freedom to operate under the patents we co-own with Harvard for the use of rhPDGF in the periodontal and musculoskeletal fields.

We entered into two license agreements with ZymoGenetics that give us the exclusive rights within certain fields of use under the ZymoGenetics patents. The first agreement, entered into in March 2001, provides us with rights to develop rhPDGF in the periodontal and cranio-maxillofacial applications. Under this agreement, we acquired a license under patent rights and know-how controlled by ZymoGenetics, to develop, make, import, sell and commercialize products for the treatment of periodontal disease and bone defects of the head and face. We paid ZymoGenetics an initial license fee and agreed to meet certain due diligence milestones, including working to register one or more of the licensed products for commercial sale. In addition, we agreed to pay royalties to ZymoGenetics based on net sales of licensed products on a country-by-country basis for the term of the agreement. We also are responsible for payments based upon the achievement of certain milestones as well as a sales bonus payment if total sales by us, our affiliates and sublicensees exceed an agreed upon threshold. In addition, we are required to pay ZymoGenetics a sublicense fee as a result of the sublicense to the ZymoGenetics’ patents that we granted to Luitpold.

The second agreement, entered into in January 2003, expands the field of use for the development of rhPDGF to include bone, cartilage, tendon and ligament applications. We paid ZymoGenetics an initial license fee in shares of our common stock, and agreed to meet certain similar due diligence milestones as under the 2001 license described above. We also agreed to pay royalties to ZymoGenetics based on net sales of licensed products on a country-by-country basis for the term of the agreement. In addition, we are responsible for payments based upon the achievement of certain milestones as well as a sales bonus payment if total sales by us, our affiliates and sublicensees exceed an agreed upon threshold.

Both ZymoGenetics agreements expire on a country-by-country basis upon the expiration of the last to expire patent in each country. Either party may terminate these agreements upon the insolvency of the other party, or if the other party breaches a material provision and fails to cure such breach within 60 days of notice.

Some of our competitors and others manufacture and sell products containing some of the components of GEM 21S, namely rhPDGF-BB and β-TCP. The primary intellectual property covering our use of rhPDGF-BB is owned and licensed to us by ZymoGenetics. ZymoGenetics has licensed rhPDGF-BB to other third parties for technical uses and indications that differ from ours. β-TCP has been used in various products for over 20 years, and we are not aware of any intellectual property covering β-TCP that our product would infringe.

Although we believe that the patents and patent applications, including those that we license, provide a competitive advantage, the patent positions of biopharmaceutical and device companies are highly uncertain. The combination product and medical device industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Our success will depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our products are found to infringe the patents of others, our development, manufacture and sale of these potential products could be severely restricted or prohibited. In addition, our competitors may independently develop similar technologies. Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. Although we have not received notice of any claims, and are not aware that our products infringe other parties’ patents and proprietary rights, our products and methods may be covered by US patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

A patent infringement suit brought against us may force us or any of our strategic partners or licensees to stop or delay developing, manufacturing or selling products or product candidates that are claimed to infringe a third party’s intellectual property, unless that party grants us rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products or product candidates. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we were able to obtain rights to the third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us, where appropriate. We also require our employees, consultants and advisors who we expect to work on our product and product candidates to agree to disclose and assign to us all inventions conceived during the work day, developed using our property or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our product and product candidates or to obtain and use information that we regard as proprietary.

In the future, we may collaborate with other entities on research, development and commercialization activities. Disputes may arise about inventorship and corresponding rights in know-how and inventions resulting from the joint creation or use of intellectual property by us and our collaborators, licensors and consultants. In addition, other parties may circumvent any proprietary protection that we do have. As a result, we may not be able to maintain our proprietary position.

Trademarks

GEM 21S®, GEM 21A™, GEM OS®, GEM®, GEM C™, GEM LT™ and OsteoMimetic™ are our trademarks. GEM 21S, GEM OS, and GEM have been registered by the United States Patent and Trademark Office, and the other trademarks are covered by pending applications for registration in the United States. In addition, applications for registration of our trademarks are pending in various countries around the world, and in certain countries the registration of GEM 21S has been granted.

Competition

Developing and commercializing new orthobiologic products is highly competitive. The market is characterized by extensive research efforts and rapid technological change. We face intense competition worldwide from medical device, biomedical technology and medical products and combination products companies, including major pharmaceutical companies. We may be unable to respond to technological advances through the development and introduction of new products. Many of our existing and potential competitors have substantially greater financial, marketing, sales, distribution, manufacturing and technological resources than us. These competitors also may be in the process of seeking FDA or other regulatory approvals, or patent protection, for new products. Our competitors may commercialize new products in advance of our products. Our products also face competition from numerous products and procedures, which currently are considered part of the standard of care. In order to compete effectively, our products will have to achieve widespread market acceptance.

GEM 21S Growth-factor Enhanced Matrix

GEM 21S competes against currently approved therapies, including allograft, xenograft, synthetic bone substitutes, Emdogain (Straumann Holding AG), and anti-microbial products. Additionally, INFUSE® recently received an approval recommendation from the FDA Dental Products Advisory Panel for certain types of bone defects in the jaws and maxillo-facial region, although not for the same types of defects as indicated for GEM 21S. The key competitive factors affecting the success of GEM 21S are likely to be its efficacy, safety profile, use in a wide range of applications and price.

GEM OS

Our GEM OS product candidates will compete with an array of synthetic bone graft materials, ranging from resorbable pure phase β-TCP granules to calcium sulfate preformed pellets. In addition, more than 20 allograft base tissue and demineralized bone matrix options are available to orthopedic surgeons. If we elect to pursue spinal fusion, tibial plateau factures or non-union fractures, we will also compete with bone morphogenic proteins, including INFUSE (Medtronic) and BMP-7 (OP-1, Stryker Corporation). INFUSE and OP-1 may be under review for additional indications which could compete with our products.

The largest orthopedic companies in the US—Stryker, DePuy, Inc., Zimmer Holdings, Inc., Medtronic, Synthes, Inc., Biomet, Inc., Smith & Nephew Group plc and Wright Medical Group, Inc.—all distribute allograft and synthetic bone graft materials. In addition, the nation’s largest tissue processors and procurement agencies (e.g., Osteotech, Inc., the Musculoskeletal Transplant Foundation, or MTF, Regeneration Technologies, Inc., LifeCell Corporation and CryoLife, Inc.) and numerous tissue banks distribute allograft tissue. Osteotech distributes its products directly and through agreements with DePuy, Smith & Nephew, MTF and the American Red Cross. MTF also processes allograft into a proprietary demineralized bone matrix, which is distributed by Synthes, while Regeneration Technologies’ allograft tissue is used in a variety of graft materials distributed by Exactech, Inc., Medtronic and Stryker.

Biomet, DePuy and Medtronic also sell PRP systems, while Wright Medical’s Ignite system and Orthovita’s Imbibe syringe cater to surgeons who prefer to use bone marrow aspirate.

Cartilage, Ligament and Tendon

We expect our cartilage, ligament and tendon product candidates to compete against currently approved therapies, including viscosupplementation and the ACI product, Carticel®, distributed by Genzyme Tissue Repair.

Regulatory Matters

FDA Regulation

Both before and after approval or clearance, in the US, GEM 21S and our product candidates are subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, as well as other regulatory bodies. FDA regulations govern, among other things, the following activities in which we and our contract manufacturers, contract testing laboratories and suppliers are involved:

•	product development;

•	product testing;

•	product manufacturing;

•	product labeling;

•	product safety;

•	product storage;

•	product market clearance or approval;

•	product advertising and promotion;

•	product import and export; and

•	product sales and distribution.

Failure to comply with the law could result in, among other things, warning letters, civil penalties, delays in approving or refusal to approve a product candidate, product recall, product seizure, interruption of production, operating restrictions, suspension on withdrawal of product approval, injunctions, or criminal prosecution.

The FDA has determined that GEM 21S and GEM OS1 are combination products because they consist of a combination of a device (β-TCP) and a biologic drug (rhPDGF). For a combination product, the FDA determines what center or centers within the FDA will review the product and under what legal authority the product will be reviewed. GEM 21S was reviewed and GEM OS1 and GEM OS2 are being reviewed by the Center for Devices and Radiological Health, with participation by the Center for Drug Evaluation and Research, under medical device authorities. We expect that the FDA will review our other product candidates in the same manner. We cannot be sure, however, that the FDA will not select a different center and/or legal authority for one or more of our other product candidates, in which case the governmental review requirements would vary in some respects. If a product candidate were reviewed under drug or biologic legal authorities and/or reviewed by the Center for Drug Evaluation and Research, the path to regulatory approval would be different and could be more costly and lengthy.

FDA Approval or Clearance of Medical Devices

In the US, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the extent of controls the FDA determines are necessary to reasonably ensure their safety and efficacy:

•	Class I: general controls, such as labeling and adherence to quality system regulations;

•	Class II: general controls, pre-market notification (510(k)), and specific controls such as performance standards, patient registries, and postmarket surveillance; and

•	Class III: general controls and approval of a PMA.

Each of our product and product candidates are in class II or class III, and require FDA authorization prior to marketing, by means of either a 510(k) clearance or a PMA approval. The FDA has determined that GEM 21S,  GEM OS1 and GEM OS2 are class III devices requiring a PMA. Our product candidates containing a grafting material alone should be eligible for clearance via the 510(k) route. For example, we obtained clearance for a 510(k) application for clearance of β-TCP grafting material as a ‘‘bone void filler.’’

To request marketing authorization by means of a 510(k) clearance, we must submit a pre-market notification demonstrating that the proposed device is substantially equivalent to another legally marketed medical device; that is, it has the same intended use, and is as safe and effective as a legally marketed device and does not raise different questions of safety and effectiveness than does a legally marketed device. 510(k) submissions generally include, among other things, a description of the device and its manufacturing, device labeling, medical devices to which the device is substantially equivalent, safety and biocompatibility information, and the results of performance testing. In some cases, a 510(k) submission must include data from human clinical studies. Marketing may commence only when the FDA issues a clearance letter finding substantial equivalence. After a device receives 510(k) clearance, any product modification that could significantly affect the safety or effectiveness of the product, or that would constitute a significant change in intended use, requires a new 510(k) clearance or, if the device would no longer be substantially equivalent, would require a PMA. If the FDA determines that the product does not qualify for 510(k) clearance, then the company must submit and the FDA must approve a PMA before marketing can begin.

A PMA application must provide a demonstration of safety and effectiveness, which generally requires extensive pre-clinical and clinical trial data. Information about the device and its components, device design, manufacturing and labeling, among other information, must also be included in the PMA. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with Quality System Regulation, or QSR, requirements, which govern testing, control, documentation and other aspects of quality assurance with respect to manufacturing. During the review period, an FDA advisory committee, typically a panel of clinicians, is likely to be convened to review the application and recommend to the FDA whether, or upon what conditions, the device should be approved. The FDA is not bound by the advisory panel decision, but the FDA often follows the panel’s recommendation. If the FDA finds the information satisfactory, it will approve the PMA. The PMA can include post-approval conditions including, among other things, restrictions on labeling, promotion, sale and distribution, or requirements to do additional clinical studies post-approval. Even after approval of a PMA, a new PMA or PMA supplement is required to authorize certain modifications to the device, its labeling or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA. During the review of either a 510(k) or PMA, the FDA may request more information or additional studies and may decide that the indications for which we seek approval or clearance should be limited. We cannot be sure that our product candidates will be cleared or approved in a timely fashion or at all. The review of combination products is often more complex and more time consuming than the review of a product under the jurisdiction of only one center within the FDA. In addition, laws and regulations and the interpretation of those laws and regulations by the FDA may change in the future. We cannot foresee what effect, if any, such changes may have on us.

Clinical Trials

One or more clinical trials is almost always required to support a PMA application and is sometimes required to support a 510(k) submission. Clinical studies of unapproved or uncleared medical devices or devices being studied for uses for which they are not approved or cleared (investigational devices) must be conducted in compliance with FDA requirements. If an investigational device could pose a significant risk to patients, the sponsor company must submit an IDE application to the FDA prior to initiation of the clinical study. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. Clinical studies of investigational devices may not begin until an institutional review board, or IRB, has approved the study.

During the study, the sponsor must comply with the FDA’s IDE requirements including, for example, for investigator selection, trial monitoring, adverse event reporting, and record keeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with reporting and record keeping requirements. We, the FDA and the IRB at each institution at which a clinical trial is being conducted may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable risk. During the approval or clearance process, the FDA typically inspects the records relating to the conduct of one or more studies supporting the application.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	the QSR regulation, which governs, among other things, how manufacturers design, test, manufacture, exercise quality control over, and document manufacturing of their products;

•	labeling and claims regulations, which prohibit the promotion of products for unapproved or ‘‘off-label’’ uses and impose other restrictions on labeling; and

•	the Medical Device Reporting regulation, which requires reporting to the FDA certain adverse experiences associated with use of the product.

We continue to be subject to inspection by the FDA to determine our compliance with regulatory requirements, as do our suppliers, contract manufacturers, and contract testing laboratories.

International sales of medical devices manufactured in the US that are not approved or cleared by the FDA are subject to FDA export requirements. Exported devices are subject to the regulatory requirements of each country to which the device is exported.

International Regulation

We are subject to regulations and product registration requirements in many foreign countries in which we may sell our products, including in the areas of:

•	product standards;

•	packaging requirements;

•	labeling requirements;

•	import and export restrictions; and

•	tariff regulations, duties and tax requirements.

The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements.

In May 2006, we received marketing approval from Health Canada for GEM 21S and we began marketing GEM 21S in Canada in September 2006. In order to gain market approval of GEM 21S in Canada, we received certification of our quality system to the ISO 13485:2003 quality standard. The certification was granted by both TNO and British Standards Institute (BSI). We are required to maintain this certification in order to continue marketing GEM 21S in Canada.

The primary regulatory environment in Europe is that of the EU, which consists of 25 member states and 42 competent authorities encompassing most of the major countries in Europe. In the EU, the EMEA issued a preliminary opinion that rhPDGF appears to function as a medicinal product and deferred to the EU Commission the final determination of the legal status. The EU Commission has determined that GEM 21S will be regulated as a medicinal product. We believe that no additional clinical trials should be required to gain market approval as a medicinal product as a result of this decision. We have initiated the process of transferring the device dossier into a drug dossier and plan to file the appropriate documentation in 2007.

We formed a wholly owned subsidiary in the United Kingdom, BioMimetic Therapeutics Limited, in October 2005 to facilitate our EU regulatory filings. We formed a wholly owned subsidiary in Australia, BioMimetic Therapeutics Pty Ltd., in October 2006 to facilitate our Australia regulatory filings. We cannot be sure that additional clinical trials will not be required, that EU or Australian approval for GEM 21S will be granted in a timely fashion, or at all, or that there will be no delays in transferring the device dossier into a drug dossier in the EU.

US Anti-kickback and False Claims Laws

In the US, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws are potentially applicable to manufacturers of combination products regulated by the FDA as medical devices, such as us, and hospitals, physicians and other potential purchasers of such products. Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payers for reimbursement, claims that are false or fraudulent, or which are for items or services that were not provided as claimed. Although we plan to structure our future business relationships with purchasers of our products to comply with these and other applicable laws, it is possible that some of our business practices in the future could be subject to scrutiny and challenge by federal or state enforcement officials under these laws. This type of challenge could have a material adverse effect on our business, financial condition and results of operations.

Third-party Reimbursement

GEM 21S is used in a dental office and is often paid for directly by the patient. Third party reimbursement for this product is very limited. We anticipate that sales volumes and prices of GEM OS1 and any other products we commercialize will depend in large part on the availability of reimbursement from third party payers. Third party payers include governmental programs such as Medicare and Medicaid, private insurance plans, and workers’ compensation plans. These third party payers may deny reimbursement for a product or therapy if they determine that the product or therapy was not medically appropriate or necessary. The third party payers also may place limitations on the types of physicians that can perform specific types of procedures. Also, third party payers are increasingly challenging the prices charged for medical products and services. Some third party payers must also approve coverage for new or innovative devices or therapies before they will reimburse health care providers who use the products or therapies. Even though a new product may have been cleared for commercial distribution, we may find limited demand for the device until reimbursement approval has been obtained from governmental and private third party payers.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. There can be no assurance that procedures using our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third party payers, that an adequate level of reimbursement will be available or that the third party payers’ reimbursement policies will not adversely affect our ability to sell our products profitably.

A key component in the reimbursement decision by most private insurers and the Centers for Medicare & Medicaid Services, which administers Medicare, is the assignment of a Current Procedural Terminology, or CPT, code. This code is used in the submission of claims to insurers for reimbursement for medical services. CPT codes are assigned, maintained and revised by the CPT Editorial Board administered by the American Medical Association. If the CPT codes that apply to the procedures performed using our products are changed, reimbursement for performances of these procedures may be adversely affected. We have not obtained a specific CPT code for our GEM product candidates. We believe, however, that reimbursement for certain indications of our GEM OS product candidates (e.g., open fractures) can be obtained by utilizing existing CPT codes for bone grafting materials. For certain other indications of our GEM OS product candidates (e.g., closed fractures and bone augmentation), a new reimbursement code will likely be required, and we will seek a new code prior to commercializing such product candidates.

In the US, some insured individuals are receiving their medical care through managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs are paying their providers on a per capita basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month, and consequently, may limit the willingness of these providers to use our products.

We believe that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. There can be no assurance that third-party reimbursement and coverage will be available or adequate, or that future legislation, regulation, or reimbursement policies of third party payers will not adversely affect the demand for our products or our ability to sell these products on a profitable basis. The unavailability or inadequacy of third party payer coverage or reimbursement could have a material adverse effect on our business, operating results and financial condition.

Subsidiaries

In October 2005, we formed a wholly owned subsidiary in the United Kingdom, BioMimetic Therapeutics Limited, for the purpose of effecting our EU regulatory filings. In October 2006, we formed a wholly owned subsidiary, BioMimetic Therapeutics Pty Ltd., for the purpose of effecting our Australian regulatory filings.

Employees

For the payroll period ended January 12, 2007, we employed 56 people, of which 21 were employed in research and development, eight in regulatory and quality assurance, six in operations and 21 in general and administrative. Two employees hold both D.M.D. and D.M.Sc. degrees and six additional employees hold Ph.D. degrees. None of our employees is represented by a labor union, and we believe our employee relations are good.

Properties

Our operations are headquartered in an approximately 19,600 square foot facility in Franklin, Tennessee which we lease until 2012. Our lease also includes an additional approximately 3,400 square feet which we currently sublease to two tenants until August 2008 and December 2008.

Legal Proceedings

We are not party to any legal proceedings.

 MANAGEMENT

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors:

Name	Age	Position
Samuel E. Lynch, D.M.D., D.M.Sc.	47	President, Chief Executive Officer and Director
Larry Bullock	51	Chief Financial Officer
Charles E. Hart, Ph.D.	54	Chief Scientific Officer and Vice President
Steven N. Hirsch	55	Chief Operating Officer and Executive Vice President, Orthopedics
Earl Douglas	44	General Counsel
Mark Citron	57	Senior Vice President, Regulatory Affairs and Quality Systems
Larry W. Papasan(1)(3)	66	Chairman of the Board of Directors
Thomas Dyrberg, M.D., D.M.Sc.(2)(3)	52	Director
Chris Ehrlich(1)(2)	36	Director
Gary E. Friedlaender, M.D.	61	Director
James G. Murphy(2)(3)	50	Director
Douglas Watson(1)	61	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating and Governance Committee

Samuel E. Lynch, D.M.D., D.M.Sc., is a founder of BioMimetic and has served as President, Chief Executive Officer and a director since its inception in 1999. Dr. Lynch served as Chairman of our board of directors from inception until August 2005. Prior to founding BioMimetic, Dr. Lynch spent over four years at Luitpold Pharmaceuticals, Inc., a US subsidiary of Daiichi Sankyo, Co., Ltd. as Vice President with responsibility for the Osteohealth Co., a division focused on bone and tissue regeneration. Prior to joining Sankyo - Luitpold, Dr. Lynch was the Executive Director for Research and Development for the Institute of Molecular Biology, a private research institute affiliated with Harvard University, where he directed research in bone and tissue healing. He concurrently served on the faculty at Harvard School of Dental Medicine for six years, from which he earlier received a Certificate of Specialty in Periodontology. Dr. Lynch also received a Doctorate of Medical Sciences from the Harvard Medical School. Dr. Lynch has also published and lectured extensively and is a co-inventor of BioMimetic’s technologies.

Larry Bullock joined BioMimetic in January 2004 as Chief Financial Officer. From January 1996 to February 2003, Mr. Bullock served as Chief Financial Officer of Ribozyme Pharmaceuticals Inc. (now called Sirna Pharmaceuticals Inc.) and as Chief Financial Officer of La Jolla Pharmaceutical Company for five years prior to joining Sirna. He led both companies through their private to public transitions, completing private and initial public offerings and building the public reporting team. Mr. Bullock received his M.B.A. from the University of Utah and his B.A. from Indiana University.

Charles E. Hart, Ph.D., joined BioMimetic in January 2004 as our Chief Scientific Officer and Vice President. Prior to joining BioMimetic, he spent 21 years at ZymoGenetics, Inc., a biotechnology company focused on therapeutic proteins, where he held a variety of positions, most recently as Senior Director of Corporate Communications and Investor Relations and Senior Director of Business Development. He is the author of over 50 scientific publications, and holds 20 US patents, the majority of which are related to PDGF. Dr. Hart received his Ph.D.

from the University of Washington, his M.S. from Oregon State University and his B.S. from the University of California at Davis.

Steven N. Hirsch joined BioMimetic in July 2005 as Executive Vice President, Orthopedics, and Chief Operating Officer. From October 1996 to June 2005, Mr. Hirsch served in various positions in the Orthopedics Division of London-based Smith & Nephew, plc. His responsibilities at Smith & Nephew included responsibilities in the marketing and sales areas. From January 2003 to February 2005, Mr. Hirsch was the Senior Vice President and General Manager of the Reconstructive (total joint) Division of the orthopedics business. His last position with Smith & Nephew was President of the European Orthopedic business, with annual revenues in excess of $200 million. Mr. Hirsch spent 24 years in the orthopedic device industry, first with the Howmedica Division of Pfizer, Inc. where he held a variety of positions including Vice President of Sales and Marketing for the US Orthopedics business. Mr. Hirsch received a B.E.Sc. from the Johns Hopkins University and a M.S.I.A. from the Krannert School of Business at Purdue University.

Earl Douglas joined BioMimetic in May 2005 as General Counsel. Mr. Douglas has been a practicing attorney for over 20 years, and has a strong background in intellectual property law. From January 2003 to April 2005 Mr. Douglas was self-employed as a legal consultant and completed projects for Smith & Nephew, Inc. and InterWest Partners, LP. Mr. Douglas served as Vice President and General Counsel of Spinal Dynamics Corporation from December 2001 to December 2002 and as Chief Patent Counsel from October 2000 to December 2001. Mr. Douglas was an intellectual property attorney for Smith & Nephew, Inc. from July 1995 to October 2000. Mr. Douglas received his J.D. from Columbia University and his B.S. in chemical engineering from the Massachusetts Institute of Technology.

Mark Citron joined BioMimetic in 2002 as our Senior Vice President, Regulatory Affairs & Quality Systems. Prior to joining BioMimetic in 2002, Mr. Citron spent three years at Osteotech, Inc. as Senior Director of Scientific Affairs in the area of tissue engineered medical products. From September 1996 to 1999, he served as Director of Development at Life Medical Sciences, Inc. Mr. Citron was Vice President of Quality Systems at Genzyme Corporation from December 1995 to 1996 and Vice President of Regulatory Affairs and Quality Systems at Genzyme Tissue Repair Division from January 1993 to December 1995. Mr. Citron worked at ConvaTec, Bristol-Myers Squibb as Director of Regulatory Affairs (Worldwide) from 1988 to January 1993; Johnson & Johnson Products as Manager of Medical/Regulatory Affairs from January 1984 to 1988 and the US Food and Drug Administration from June 1978 to December 1983.

Larry W. Papasan has been a director and Chairman of our board of directors since August 2005. Mr. Papasan has been a director of Smith & Nephew, Inc. since June 2002. From July 1991 until his retirement in May 2002, he served as President of Smith & Nephew Orthopaedics. Mr. Papasan has served as a member of the Board of Directors of Reaves Utility Income Fund since February 2003 and of Triumph Bank since April 2005.

Thomas Dyrberg, M.D., D.M.Sc., has been a director since May 2001. Dr. Dyrberg has served as a Partner at Novo A/S, a Denmark based firm that provides capital for life science companies, since December 2000. Prior to joining Novo A/S, he served in various positions at Novo Nordisk A/S, a healthcare company specializing in the treatment of diabetes, and in research positions at the Hagedorn Research Institute, Gentofte, Denmark and the Scripps Research Institute, La Jolla, California. Dr. Dyrberg received both an M.D. and a D.M.Sc. degree from the University of Copenhagen.

Chris Ehrlich has been a director since October 2004. He is currently a Partner at InterWest Partners, a diversified venture capital firm, which he joined in August 2000. Before InterWest, Mr. Ehrlich was Director, Licensing & Business Development at Purdue Pharma, a private pharmaceutical firm based in Stamford, Connecticut. He has also worked in business development at Genentech, Inc., in venture capital at The U.S. Russia Investment Fund, and in biotechnology strategy development at LEK Consulting. Mr. Ehrlich earned his Bachelor’s degree from Dartmouth College, cum laude and an M.B.A. from the J.L. Kellogg Graduate School of Management where he serves as an instructor and advisor to the Biotech Program. In addition to BioMimetic, he currently serves on the boards of QuatRx Pharmaceuticals, Carbylan BioSurgery, Inc., KAI Pharmaceuticals, TransOral Pharmaceuticals, Inc. and Xenon Pharmaceuticals.

Gary Friedlaender, M.D., has been a director since September 2006 and served as chairman of our orthopedic scientific advisory board since July 2001. Dr. Friedlaender has served as the Chief of the Department of Orthopedics and Rehabilitation at Yale-New Haven Hospital since 1984 and as Professor of Orthopedics and Rehabilitation at the Yale University School of Medicine since 1984. Dr. Friedlaender received an M.D. from the University of Michigan Medical School in Ann Arbor. Dr. Friedlaender completed his general surgery internship and residency at the University of Michigan Medical Center, and his orthopedic residency at the Yale – New Haven Hospital and Newington Children’s Hospital in Newington, CT. He then completed a fellowship in musculoskeletal oncology at Massachusetts General Hospital in Boston, MA. During active duty in the U.S. Navy, he was Director of the Naval Medical Research Institute’s Tissue Bank Division in Bethesda, MD, and has since served on various medical advisory committees for the National Institutes of Health. Dr. Friedlaender has received several research grants and written numerous articles related to orthopedic reconstruction and bone grafting.

James G. Murphy has been a director since September 2005. Since September 2000, Mr. Murphy has served as Senior Vice President, Finance and Administration, and as Chief Financial Officer, of Immunicon Corporation, a publicly-held medical device company specializing in the detection and analysis of rare cells. He holds a B.S. in Accounting, cum laude, from Villanova University, and is a certified public accountant.

Douglas Watson has been a director since our inception. Mr. Watson’s career spanned 33 years with Geigy/Ciba-Geigy/Novartis, in a variety of positions, including President of Ciba Pharmaceuticals Division from April 1986 to March 1996, President and Chief Executive Officer of Ciba-Geigy Corporation from April through December 1996 and President and Chief Executive Officer of Novartis Corporation from January 1997 through May 1999. In 1999, Mr. Watson founded Pittencrieff Glen Associates, a private management consulting company. In addition to BioMimetic, he has served as the chairman of OraSure Technologies Inc. since March 2003 and as a director since April 2002. He has served as the chairman of Javelin Pharmaceuticals, Inc. since June 2003 and as a director since March 2001. He currently serves as a director on the boards of Dendreon Corporation since March 2000 and Genta Inc. since April 2002. Mr. Watson holds an M.A. degree in pure mathematics from Churchill College, Cambridge University, and is a member of the Chartered Institute of Management Accountants.

Board Composition

Our board of directors is divided into three classes (Classes I, II, and III), each of whose members serve for staggered three-year terms. In September 2006, Ann Hanham, Ph.D., and Arnold Caplan, Ph.D., resigned their positions from our board (Class I and Class II, respectively), and the size of our board was reduced to seven directors. Simultaneously therewith, Gary E. Friedlaender, M.D., was appointed to our board to serve as a Class II director, and fill the vacancy created by Dr. Caplan’s resignation. Dr. Friedlaender and Mr. Watson now serve as the Class II directors, and their terms will expire at our 2007 annual meeting. Dr. Dyrberg and Mr. Ehrlich serve in Class I. Their terms were set to expire at our 2006 annual meeting, however their terms were extended until our 2007 annual meeting. To offset this extension and maintain the staggered terms of our director Classes, their has been a one-time adjustment to the next term of the Class I directors, and directors elected to Class I at the 2007 annual meeting will only serve a two-year term. Dr. Lynch and Messrs. Murphy and Papasan serve as Class III directors whose three-year term will expire at our 2008 annual meeting. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new term at the annual meeting of stockholders in the year in which their term expires. Our directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal for cause by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on election of directors.

Board Committees

Audit Committee

The members of our audit committee are Messrs. Ehrlich, Murphy and Dr. Dyrberg. Mr. Murphy, who chairs the committee, has been determined by the board of directors to be an ‘‘audit committee financial expert’’ as defined by the SEC. Dr. Dyrberg does not fall under the safe harbor provision of the independence requirements contemplated by Rule 10A-3 under the Exchange Act since he beneficially owns more than 10% of our voting power. We intend to comply with the applicable rules of the SEC and Nasdaq regarding the composition and independence of the audit committee and will appoint a new audit committee member.

Our audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	our independent auditors’ qualifications and independence; and

•	the performance of our independent auditors.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors, Ernst & Young LLP, and for overseeing their work. All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee.

Compensation Committee

The members of our compensation committee are Messrs. Erlich, Papasan and Watson. Mr. Ehrlich chairs the committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our stock incentive and employee stock purchase plans; and

•	reviewing and making recommendations to our board of directors with respect to incentive compensation and equity plans.

Nominating and Governance Committee

The members of our nominating and governance committee are Dr. Dyrberg and Messrs. Murphy and Papasan. Dr. Dyrberg chairs the committee. Our nominating and governance committee:

•	identifies and recommends nominees for election to our board of directors;

•	develops and recommends to our board of directors our corporate governance principles; and

•	oversees the evaluation of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

Dr. Lynch is the only executive officer that serves as a member of our board of directors. None of our executive officers serves on the compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the members of our compensation committee has ever been our employee.

COMPENSATION DISCUSSION AND ANALYSIS

The primary objectives of the compensation committee of our board of directors with respect to executive compensation are to attract and retain the best possible executive talent. Their focus is to tie short and long-term cash and equity incentives to achievement of measurable corporate, research, clinical, regulatory, commercial and individual performance objectives, and to align our executives’ incentives with stockholder value creation. To achieve these objectives, the compensation committee has maintained, and expects to further implement and maintain, compensation plans that tie a substantial portion of our executives’ overall compensation to the achievement of key strategic goals.

The compensation committee meets outside the presence of all of our executive officers to consider appropriate compensation for our chief executive officer. For our chief financial officer and each of our other three most highly compensated executive officers as of the end of the last fiscal year, the compensation committee meets outside the presence of all executive officers except our chief executive officer.

During 2006, the compensation committee relied on publicly available compensation data and third-party industry compensation surveys for companies in the biotechnology, medical technology and healthcare industries to establish cash and equity compensation for our executive officers. We believe that the practices of this group of companies provide us with appropriate compensation benchmarks because these companies are similar in size and stage of development within our industry and tend to compete with us for executives and other employees. For benchmarking executive compensation, we typically review the compensation data we have collected from the complete group of companies, as well as a subset of the data from those companies of a similar size and stage of development as our company. Specifically, we use the following market data to establish our salary and target incentive levels:

•	Published survey data from public and private companies, including 148 biotechnology companies (including our company), with 50 to 150 employees.

•	Published survey data derived from proxy statements from public biotechnology, medical technology and healthcare companies, including 117 companies having 50 to 159 employees.

•	Data in proxy statement filings from companies that we believe are comparable to us because they are of a similar size and stage of development operating in the biotechnology and medical technology industries or are otherwise relevant, including:

•	Aastrom Biosciences, Inc.;

•	Advanced Life Sciences Holdings, Inc.;

•	Anika Therapeutics, Inc.;

•	AtheroGenerics, Inc.;

•	Derma Sciences, Inc.;

•	Encysive Pharmaceuticals Inc.;

•	Immunicon Corporation;

•	Kensey Nash Corporation;

•	Nuvasive, Inc.;

•	Occulogix, Inc.;

•	Orthologic Corp.;

•	Orthovita, Inc.;

•	Regeneration Technologies, Inc.;

•	Tercica, Inc.; and

•	XenoPort, Inc.

•	Data from an internal stock price comparison analysis, comparing the performance of our common stock with three industry indicators: (1) the average stock price performance of the companies listed above, (2) the performance of the Nasdaq Biotechnology Index, and (3) the performance of the Nasdaq Composite Index.

We may use different survey and market data to establish our salary and target incentive levels in the future.

Compensation Components

Executive compensation consists of the following:

Base Salary

Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. We review base salaries annually, and adjust them from time to time in order to realign our salaries with market levels, after taking into account individual responsibilities, performance and experience.

In addition, the base salary of our chief executive officer, Samuel E. Lynch, is based on the compensation committee’s assessment of the performance of the chief executive officer and of the achievement of corporate financial and operational goals. In evaluating the performance of the chief executive officer for 2006, the compensation committee considered a number of factors including, but not limited to, the following: (1) the chief executive officer’s long-term strategic plan and the implementation thereof, (2) the chief executive officer’s management of our financial resources as well as our financial stability, (3) the chief executive officer’s management of our transition to a public company and (4) the factors considered by the compensation committee with regard to all executives.

Annual Bonus

Our compensation committee has the authority to award discretionary annual bonuses to our executives according to our annual incentive bonus plan. The bonus plan provides for annual cash bonuses for executives that are intended to compensate executives for achieving corporate financial and operational goals and for achieving individual annual performance objectives. The bonus is calculated as a percentage of the executive’s base salary, with higher ranked executives being compensated at a higher percentage of base salary. The corporate goals are set each year by our management and approved by our board of directors. Individual goals for each executive are set by the chief executive officer and the executive, with the oversight and approval of our board of directors, during the fourth quarter of the prior year as part of our annual budgeting process. The individual goals generally relate to financial factors such as cash management and capital raising, and to strategic factors such as pre-clinical and clinical development and regulatory approval of our product candidates, management of our manufacturing operations in meeting cost targets and demand levels for our product and product candidates. For the chief executive officer, the overall corporate goals are used as his individual goals.

The level of achievement of both the corporate and individual goals is monitored by the chief executive officer and other executives on an ongoing basis throughout the year. At the end of the year, as part of each executive’s evaluation and compensation review, the assessment of the performance of an executive in achieving the individual goals, as well as the executive’s contribution to achieving the corporate goals, is finalized.

The bonus is ordinarily paid in a single installment in the first quarter following the completion of a given fiscal year. Our compensation committee approves the annual bonus award for the chief executive officer, and for each officer below the chief executive officer level, the compensation committee approves the bonus award based on the chief executive officer’s performance assessment of each executive. For 2006, the target bonus awards (as a percentage of base salary) were as follows: chief executive officer, 50%; chief operating officer, 40%; and senior vice presidents, vice presidents and our general counsel, 30%. For 2006, the compensation committee determined that the discretionary cash bonus awards for each executive should be based on the level of achievement of the company’s corporate goals. In addition, the compensation committee determined that these targets will remain unchanged for 2007.

Long-Term Incentives

We believe that long-term performance is achieved through an ownership culture that encourages long-term participation by our executive officers in equity-based awards. Our stock compensation plans have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of stockholders. Our compensation committee believes that the use of stock and stock-based awards offers the best approach to achieving our compensation goals. The compensation committee reviewed the equity analysis for each executive, and sought to grant annual awards with an annual aggregate value at competitive levels for comparable companies.

The options for our executives are granted by our board of directors at regularly scheduled meetings and the exercise price of our options is the closing price of our common stock on the date of grant. Each executive officer is initially provided with an option grant when they join our company based upon their position with us and their relevant prior experience. These initial grants generally vest over four years and no shares vest before the one year anniversary of the option grant. We spread the vesting of our options over four years to compensate executives for their contribution over a period of time.

In addition to the initial option grants, our compensation committee recommends and our board of directors grants additional options to retain our executives in connection with the achievement of corporate goals and strong individual performance. Options are granted based on a combination of individual contributions to our company and on general corporate achievements, including clinical trial enrollment, product development and corporate financing. Additional option grants are not communicated to executives in advance.

In connection with preparing the financial statements for our IPO, the board of directors reassessed the fair value of our common stock for 2005 and the first quarter of 2006. The board of directors performed its analysis and retrospective review in accordance with the practice aid issued by the American Institute of Certified Public Accountants titled ‘‘Valuation of Privately Held Company Equity Securities Issued as Compensation.’’

The specific provisions of our stock compensation plans are as provided for below:

2001 Long-term Stock Incentive Plan.    Our 2001 long-term stock incentive plan was adopted by our board of directors in 2001. The plan provides for the grant of incentive options, non-qualified stock options, stock appreciation rights (or SARs), stock units, restricted stock, restricted stock units, performance units and performance shares awards. A maximum of 2,020,050 and 2,428,192 shares of common stock remain reserved as of September 30, 2006 and as of January 2, 2007, respectively, for issuance under our 2001 long-term stock incentive plan for all employees, which includes the members of executive management. In March 2006, we and our stockholders approved an ‘‘evergreen’’ provision to our stock compensation plans that allows for an automatic increase, to occur on January 1 of each year, of the aggregate pool of stock options available under these plans. Under the evergreen provision each year the aggregate pool of stock reserved for issuance under our 2001 long-term stock incentive plan shall automatically increase to the lesser of 17% of the then outstanding capital stock, 5 million shares, or some lesser amount if set by the board of directors. In accordance with this provision, on January 1, 2007, the authorized aggregate pool of stock reserved for issuance under the plan increased from 2,250,000 to 2,660,392.

In accordance with the terms of the 2001 long-term stock incentive plan, our board of directors has authorized the compensation committee of our board of directors to administer the 2001 long-term stock incentive plan. In accordance with the provisions of the 2001 long-term stock incentive plan, the committee selects the recipients of awards and determines:

•	the number of shares of common stock covered by options or SARs and the dates upon which the options or SARs become exercisable;

•	the exercise price of options or SARs;

•	the duration of options or SARs;

•	the method of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms, conditions, restrictions and contingencies of such awards, including whether such awards are intended to be ‘‘performance-based compensation’’ as that term is used in Section 162(m) of the Code.

If at any time during the term of employment or within two years thereafter, a participant in our 2001 long-term stock incentive plan engages in any detrimental activity, which includes (1) violating the non-compete or non-solicitation provisions of the plan, (2) disclosure of confidential information, (3) failure to assign intellectual property rights, (4) acts resulting in a termination of employment for cause, (5) a violation of company rules, (6) a guilty plea or verdict including a crime involving financial impropriety or moral turpitude or (7) any conduct detrimental to us, all of the participant’s awards under our 2001 long-term stock incentive plan terminate, we may repurchase any stock issued upon exercise of such participant’s awards at the price paid by the participant and the participant will pay to us any gain realized by such participant from any award.

Upon the occurrence of a corporate transaction under our 2001 long-term stock incentive plan (including without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the committee may adjust any award under our 2001 long-term stock incentive plan to preserve the benefits or potential benefits of the awards.

2005 Employee Stock Purchase Plan.    In September 2005, we and our stockholders approved the 2005 employee stock purchase plan, effective upon completion of our IPO. In November 2006, our board of directors amended the 2005 employee stock purchase plan to expand the employees eligible to participate in the plan and to clarify the offering periods. Our employee stock purchase plan provides employees of ours or of our subsidiaries with an opportunity to purchase our common stock. The employee stock purchase plan will terminate in 2015 unless sooner terminated by us. The employee stock purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

The maximum number of shares of our common stock which may be made available for sale under the employee stock purchase plan is 200,000 shares, subject to adjustment in the event of changes in our capitalization, our dissolution, liquidation or merger or sale of all or substantially all of our assets.

Any person who is employed as an employee of ours or of our subsidiaries for at least six months prior to the first trading day of each offering period is eligible to participate in the employee stock purchase plan; provided that no employee will be permitted to purchase stock:

•	if immediately after the grant, the employee would own stock and/or hold outstanding options to purchase stock possessing five percent or more of the total combined voting power or value of all classes of our stock or of any subsidiary;

•	in an amount which exceeds $25,000 of fair market value of all stock purchased by such employee under all of our employee stock purchase plans for each calendar year in which the option is outstanding at any time; or

•	if such employee:

•	has been employed with us for less than six months;

•	is employed with us on a part-time basis (ie, less than 20 hours per week); or

•	is a seasonal employee (ie, employed with us for not more than five months in any calendar year.

The employee stock purchase plan shall be administered by our board of directors who may in turn delegate the authority to administer the employee stock purchase plan to a committee.

The employee stock purchase plan employs a series of quarterly offering periods during which an option to acquire stock may be granted and exercised. The offering periods begin on January 1, April 1, July 1 and October 1 of each year. Notwithstanding the foregoing, the first offering period began on the first trading day following July 1, 2006.

Each eligible employee will have the option to elect to have payroll deductions made on each pay date during the offering period in an amount not more than 15% of his or her compensation on each pay date during the offering period. At the commencement of each offering period, each eligible employee opting to participate during the offering period will be granted an option to purchase on the exercise date (the last day on which national stock exchanges and Nasdaq are open for trading) of such specific offering period that number of shares of common stock determined by dividing the particular employee’s payroll deductions accrued prior to the exercise date and retained in the employee’s account by the applicable purchase price. The purchase price will be 85% of the fair market value of a share of our common stock on the first trading day or the exercise date of the current offering period, whichever is lower.

Unless an employee withdraws from the employee stock purchase plan, his or her option for the purchase of shares will be exercised automatically on the exercise date and the maximum number of full shares subject to the option will be purchased for him or her at the applicable purchase price with the accumulated payroll deductions in his or her account.

An employee may choose to withdraw all, but not less than all, of the payroll deductions credited to his or her account and not yet used to exercise his or her option under the employee stock purchase plan at any time by giving written notice to us. An employee’s withdrawal of funds and from participation during an offering period will not have any effect upon his or her eligibility to participate in a succeeding offering period.

In the event of our proposed dissolution or liquidation, an offering period then in progress will be shortened and will terminate immediately prior to the consummation of the proposed liquidation or dissolution, unless provided otherwise by our board of directors. In the event of a proposed sale of all or substantially all of our assets, or our merger or consolidation with or into another corporation, the successor corporation will assume each option outstanding under the employee stock purchase plan or offer an equivalent substitution unless the board determines to shorten the offering period then in progress by setting a new exercise date, in lieu of such assumption or substitution.

Our board of directors has the authority to make adjustments to the number of shares reserved for the employee stock purchase plan or to the price per share covered by outstanding options, as may be necessary in the event of a merger or consolidation, or a reorganization, recapitalization, rights offering or other increase or reduction of shares of our outstanding common stock.

Other Compensation.    Consistent with our compensation philosophy to attract and retain talent, we intend to continue to maintain competitive employee benefits and perquisites for all employees, including executive officers. The compensation committee in its discretion may revise, amend or add to the officers’ executive benefits and perquisites if it deems advisable. We believe these benefits and perquisites are currently at competitive levels for comparable companies. We have no current plans to make changes to either the employment agreements (except as required by law or as required to clarify the benefits to which our executive officers are entitled as set forth herein) or levels of benefits and perquisites provided thereunder.

The summary compensation table set forth below discloses other compensation components as follows:

•	Automobile usage – As we do not provide a company automobile to our executives, Dr. Lynch receives a perquisite of company paid automobile expenses. A percentage of these perquisites are considered to be taxable income to Dr. Lynch, and accordingly reported on IRS Form W-2 Wages and Tax Statement.

•	Healthcare contribution – In 2006, we contributed $825 per month to each executive officer to be used for health and dental insurance premiums, voluntary employee and dependent life insurance premiums, short term disability premiums, and medical reimbursement FSA.

•	Moving expenses – Certain of our executives relocated to the area of our headquarters. We reimbursed these executives for normal moving expenses per industry standards. Individual arrangements are detailed in each executive’s employment agreement.

•	Life and disability insurance premiums – Life insurance benefits are provided to our executives at the rate of two times annual salary up to a limit of $400,000. Accidental death and dismemberment coverage also is provided to our executives, with coverage equal to the life insurance policy amount. Long-term disability coverage also is provided to executives, with coverage equal to 50% of pre-disability earnings, limited to a maximum of $6,000 per month.

•	Employee stock purchase plan discount – A discount is offered to all employees for the purchase of our stock under our 2005 employee stock purchase plan.

Summary Compensation Table

The following table sets forth the compensation paid or accrued during the years ended December 31, 2006, 2005 and 2004 to our Chief Executive Officer and to our four other most highly compensated executive officers. We refer to these officers collectively as our named executive officers. Except as provided below, none of our named executive officers received any compensation required to be disclosed by law or in excess of $10,000 annually.

Name and principal position	Year	Salary (1) ($)	Bonus (2) ($)	Option Awards (3) ($)	All Other Compensation (4) ($)	Total Compensation ($)
Samuel E. Lynch, D.M.D., D.M.Sc.
Chief Executive Officer	2006	$270,577	$86,000	$91,350	$13,511	$461,438
	2005	268,000	101,000	—	9,810	378,810
	2004	264,808	77,000	—	6,689	348,497
Larry Bullock
Chief Financial Officer	2006	210,865	51,000	65,250	21,001	348,116
	2005	200,000	21,000	—	9,154	230,154
	2004	188,462	1,015	—	43,473	232,950
Dr. Charles Hart
Chief Scientific Officer and Vice President	2006	210,865	41,000	62,200	10,759	324,824
	2005	200,000	41,000	7,917	9,000	257,917
	2004	159,923	1,041	—	41,324	202,288
Steven N. Hirsch
Chief Operating Officer and Executive Vice President, Orthopedics	2006	264,808	83,500	170,732	14,145	533,185
	2005	127,275	50,000	78,841	48,778	304,894
	2004	—	—	—	—	—
James A. Monsor
Vice President, Operations	2006	163,462	36,000	69,069	10,861	279,392
	2005	147,613	25,000	5,728	9,000	187,341
	2004	138,289	6,015	5,728	10,547	160,579
Earl Douglas
General Counsel	2006	171,635	26,000	61,800	12,568	272,003
	2005	95,158	—	28,438	5,927	129,523
	2004	—	—	—	—	—

(1)	Salary includes base salary and payment in respect of accrued vacation, holidays and sick days.

(2)	The annual incentive bonus plan provides a cash bonus, which is based on the achievement of stated corporate and personal goals. In addition, each officer received a $1,000 holiday bonus in 2006.

(3)	The 2001 Long-term Stock Incentive Plan provides for the grant of incentive stock options for all employees, including members of executive management.

(4)	Includes the following payments that we paid on behalf of the executives:

Name	Year	Automobile Usage ($)	Health Care Contribution ($)	Moving Expenses ($)	Life & Disability Ins. Premiums ($)	ESPP Discount ($)	Other ($)	Total ($)
Samuel E. Lynch, D.M.D., D.M.Sc.	2006	2,752	9,900	—	859	—	—	13,511
	2005	310	9,000	—	—	—	500	9,810
	2004	—	6,689	—	—	—	—	6,689
Larry Bullock	2006	—	9,900	—	961	10,140	—	21,001
	2005	—	9,000	—	—	—	154	9,154
	2004	—	8,473	35,000	—	—	—	43,473
Dr. Charles Hart	2006	—	9,900	—	859	—	—	10,759
	2005	—	9,000	—	—	—	—	9,000
	2004	—	6,324	35,000	—	—	—	41,324
Steven N. Hirsch	2006	—	9,900	—	1,141	3,104	—	14,145
	2005	—	1,500	47,278	—	—	—	48,778
	2004	—	—	—	—	—	—	—
James A. Monsor	2006	—	9,900	—	961	—	—	10,861
	2005	—	9,000	—	—	—	—	9,000
	2004	—	10,547	—	—	—	—	10,547
Earl Douglas	2006	—	9,900	—	1,023	1,645	—	12,568
	2005	—	3,000	2,927	—	—	—	5,927
	2004	—	—	—	—	—	—	—

Employment Agreements

Dr. Lynch.    Dr. Lynch’s employment agreement was entered into on November 30, 2004, and was amended on December 1, 2004. Dr. Lynch’s employment agreement has a three-year term and may be extended for additional one-year periods by us and Dr. Lynch. Dr. Lynch received an annual base salary of $281,400 for 2006, which is subject to increase according to the policies and practices we may adopt from time to time and at the discretion of our board of directors. In addition to providing for an annual base salary and employee benefits, Dr. Lynch is eligible for a discretionary annual incentive cash bonus as determined by our compensation committee and based on satisfactory performance of goals set mutually by our board of directors and Dr. Lynch. The employment agreement also provides for a grant of options to purchase 102,000 shares of our common stock at an exercise price of $3.47 per share, 50% of which vested upon our receipt of FDA approval of GEM 21S in November 2005. The remaining 50% will vest upon our receipt of EU approval of GEM 21S (provided that such approval has been received on or before May 15, 2008). If not otherwise vested, the remaining 51,000 options will vest on December 1, 2009. In January 2006, Dr. Lynch was granted options to purchase 52,500 shares of our common stock. The options will vest 25% on January 1, 2007, January 1, 2008, January 1, 2009 and January 1, 2010.

Mr. Bullock.    Mr. Bullock’s employment agreement was effective as of December 18, 2003 and continues through January 31, 2008. Mr. Bullock received an annual base salary of $215,000 in 2006, subject to review each fiscal period and to increase according to the policies and practices we may adopt from time to time. Mr. Bullock’s employment agreement provides, among other things, that he will be eligible for a discretionary annual incentive bonus consisting of options to purchase up to 1,875 shares of our common stock (with the aggregate of all annual bonus stock options not to exceed 7,500 shares of our common stock), based on satisfactory performance of specific milestones set mutually by our chief executive officer and Mr. Bullock and the chief executive officer’s evaluation of Mr. Bullock’s performance. In January 2004, we granted Mr. Bullock options to purchase 112,500 shares of our common stock pursuant to the terms of his employment agreement. In January 2006, Mr. Bullock was granted options to purchase 37,500 shares of our common stock. The options will vest 25% on January 1, 2007, January 1, 2008, January 1, 2009 and January 1, 2010.

Dr. Hart.    Dr. Hart’s employment agreement was effective as of December 8, 2003 and continues through January 31, 2008. Under the agreement, Dr. Hart received an annual base salary of $215,000 in 2006, subject to review each fiscal period and to increase according to the policies and practices we may adopt from time to time. Dr. Hart’s employment agreement provides, among other things, that he will be eligible for a discretionary annual bonus consisting of a cash bonus of up to $15,000 and options to purchase up to 7,500 shares of our common stock (with the aggregate of all such annual bonus stock options not to exceed options to purchase up to 30,000 shares of our common stock), based on satisfactory performance of specific milestones set mutually by our chief executive officer and Dr. Hart and the chief executive officer’s evaluation of Dr. Hart’s performance. In December 2003, we granted Dr. Hart options to purchase 82,500 shares of our common stock. In March 2005, we granted Dr. Hart options to purchase 30,000 shares of our common stock. All option grants were pursuant to the terms of his employment agreement. In January 2006, Dr. Hart was granted options to purchase 30,000 shares of our common stock. The options will vest 25% on January 1, 2007, January 1, 2008, January 1, 2009 and January 1, 2010.

Mr. Hirsch.    Mr. Hirsch’s employment agreement was effective as of July 5, 2005 and continues through July 5, 2009. Under the agreement, Mr. Hirsch received an annual base salary of $270,000 in 2006, subject to review each fiscal period and to increase according to the policies and practices we may adopt from time to time. Mr. Hirsch also received a one-time signing bonus of $50,000 90 days’ following the effective date of the agreement. Mr. Hirsch’s employment agreement provides, among other things, that he will be eligible for a discretionary annual incentive bonus of up to 40% of his base salary, based on satisfactory performance of specific milestones set mutually by our chief executive officer and Mr. Hirsch and our chief executive officer’s evaluation of Mr. Hirsch. Mr. Hirsch is guaranteed to receive a prorated bonus for the first nine months of his employment with us. In July 2005, we granted Mr. Hirsch options to purchase 236,523 shares of our common stock, pursuant to the terms of his employment agreement. In January 2006, Mr. Hirsch was granted options to purchase 7,500 shares of our common stock. The options will vest 25% on January 1, 2007, January 1, 2008, January 1, 2009 and January 1, 2010.

Mr. Douglas.    Mr. Douglas’ employment agreement was effective as of May 31, 2005 and continues through May 31, 2009. Under the agreement, Mr. Douglas received an annual base salary of $175,000 in 2006, subject to review each fiscal period and to increase according to the policies and practices we may adopt from time to time. Mr. Douglas’ employment agreement provides, among other things, that he will be eligible for discretionary annual incentive bonuses of up to 25% of his base salary, which incentive bonus may be paid in the form of cash or stock options at Mr. Douglas’ discretion. The payment of such annual incentive bonuses is based on the satisfactory performance of specific milestones set by our chief executive officer and Mr. Douglas and our chief executive officer’s evaluation of Mr. Douglas. In May 2005, we granted Mr. Douglas options to purchase 97,500 shares of our common stock, which vest 25% on May 31, 2006, May 31, 2007, May 31, 2008 and May 31, 2009. In January 2006, Mr. Douglas was granted options to purchase 7,500 shares of our common stock. The options will vest 25% on January 1, 2007, January 1, 2008, January 1, 2009 and January 1, 2010. We agreed to purchase and/or reimburse Mr. Douglas for the cost of maintaining professional memberships, not to exceed $3,500 annually. We agreed to reimburse Mr. Douglas for up to $40,000 of normal moving expenses.

Mr. Monsor.    Mr. Monsor’s employment agreement was effective as of September 9, 2002 and continues through September 1, 2006. Under the agreement, Mr. Monsor received an annual base salary of $170,000 in 2006, subject to review each fiscal period and to increase according to the policies and practices we may adopt from time to time. Mr. Monsor’s employment agreement provides, among other things, that he will be eligible for discretionary annual incentive bonuses consisting of options to purchase shares of our common stock (with the aggregate of all such annual bonus stock options not to exceed options to purchase 24,000 shares of our common stock), based on satisfactory performance of specific milestones set mutually by our chief executive officer and Mr. Monsor and the chief executive officer’s evaluation of Mr. Monsor’s performance. In September 2002, we granted Mr. Monsor options to purchase 24,000 shares of our common stock. In September 2003, we granted Mr. Monsor options to purchase 6,000 shares of our common stock. In October 2004, we granted Mr. Monsor options to purchase 52,500 shares of our common stock. In January 2006, Mr. Monsor was granted options to purchase 37,500 shares of our common stock. The options will vest 25% on January 1, 2007, January 1, 2008, January 1, 2009 and January 1, 2010. We agreed to reimburse Mr. Monsor for up to $25,000 of normal moving expenses.

Drs. Lynch and Hart and Messrs. Bullock, Douglas and Hirsch may not disclose non-public information relating to us and may not engage in competitive activities in the area of health-care services during the terms of their respective employment and for 12 months thereafter. Mr. Monsor may not disclose non-public information relating to us during the term of his employment and for 12 months thereafter and may not engage in competitive activities in the area of health-care services during the term of his employment and for 24 months thereafter. Each of Messrs. Bullock, Douglas, Monsor and Hirsch and Dr. Hart may not solicit any of our employees for a period of 12 months following the termination of each such person’s employment for any reason.

Potential Payments Upon Termination or Change in Control

Under the employment agreement for each of our named executive officers, if we terminate the executive’s employment without cause or elect not to renew the executive’s employment, or if the executive resigns his employment for good cause, the executive will be entitled to receive a severance payment. Severance payments for executive officers, other than for Dr. Lynch, range from two to nine months base salary. Additionally, the executive officers will each continue to receive benefits and perquisites for a period from zero to nine months.

Dr. Lynch’s employment agreement provides for the continuation of his base salary (and an amount equal to 1/12 of the most recent annual bonus and incentive award) on our regular payroll dates, and for the reimbursement of the costs of his group medical insurance premiums for himself and his dependents, for the 18 month period following the termination date.

If within three months before or 12 months following a change in control of our company we terminate Dr. Lynch’s employment without cause or Dr. Lynch terminates his employment for good reason, or if within 12 months following a change in control of our company we elect not to renew his employment agreement, we are obligated to pay Dr. Lynch a lump sum payment equal to 100% of his annual base salary and most recent annual bonus and incentive award and 100% of Dr. Lynch’s unvested equity rights in our company will immediately vest. A change in control under Dr. Lynch’s agreement will occur upon (1) the consummation of a tender offer for the ownership of more than 50% of our outstanding voting securities, (2) a merger in which our stockholders prior to the merger own less than 50% of the voting securities of the surviving entity, (3) the sale of all or substantially all of our assets or (4) a person acquiring more than 50% of our outstanding voting securities. The other executive officers are not entitled to any payment upon or following a change in control.

In addition, if Dr. Lynch agrees not to solicit any of our then-current customers or employees for a period of 12 months following such termination or resignation, we are obligated to pay Dr. Lynch a lump sum payment equal to 12 months of his base salary plus an amount equal to 100% of his most recent annual bonus and incentive award.

Dr. Lynch’s entitlement to any severance benefits is conditioned upon the execution by us and Dr. Lynch of a mutual general release of claims and the resignation of Dr. Lynch from all of his positions with us and our affiliates other than his position as a member of our board of directors.

Grants of Plan-Based Awards

The following table lists grants of plan-based awards to our named executive officers in 2006 and related total fair value compensation.

Name and principal position	Grant Date	Incentive Stock Option Awards: # of securities underlying options	Exercise Price of Option Award ($/share)	Grant Date Fair Value of Stock & Option Awards ($)
Samuel E. Lynch, D.M.D., D.M.Sc.
Chief Executive Officer	1/1/06	52,500	$3.63	$365,400
Larry Bullock
Chief Financial Officer	1/1/06	37,500	$3.63	$261,000
Dr. Charles Hart
Chief Scientific Officer and Vice President	1/1/06	30,000	$3.63	$208,800
Steven N. Hirsch
Chief Operating Officer and Executive Vice President, Orthopedics	1/1/06	7,500	$3.63	$52,200
James A. Monsor
Vice President, Operations	1/1/06	37,500	$3.63	$261,000
Earl Douglas
General Counsel	1/1/06	7,500	$3.63	$52,200

Equity Incentive Awards Outstanding as of December 31, 2006

	Option Awards
	Number of securities underlying unexercised options at December 31, 2006			Option Exercise Price	Option Expiration Date
Name and principal position	Exercisable	Unexercisable	Unearned	($)
Samuel E. Lynch, D.M.D., D.M.Sc.
Chief Executive Officer	51,000	—	—	$3.47	12/1/14
	—	51,000	—	$3.47	12/1/14
	—	52,500	—	$3.63	1/1/11
Larry Bullock
Chief Financial Officer	67,500	45,000	—	$2.87	1/12/14
	—	37,500	—	$3.63	1/1/11
Dr. Charles Hart
Chief Scientific Officer and Vice President	45,000	37,500	—	$2.87	12/8/08
	7,500	22,500	—	$3.63	3/17/10
	—	30,000	—	$3.63	1/1/11
Steven N. Hirsch
Chief Operating Officer and Executive Vice President, Orthopedics	39,420	197,103	—	$3.63	7/5/10
	—	7,500	—	$3.63	1/1/11
James A. Monsor
Vice President, Operations	24,000	—	—	$1.33	9/6/07
	6,000	—	—	$2.87	9/15/08
	6,000	—	—	$3.47	10/25/09
	23,250	23,250	—	$3.47	10/25/09
	—	37,500	—	$3.63	1/1/11
Earl Douglas
General Counsel	24,375	73,125	—	$3.63	5/31/10
	—	7,500	—	$3.63	1/1/11

Aggregated Option Exercises in 2006

The following table lists the options exercised or vested by our named executive officers in 2006.

Option Awards
Name and principal position	Number of shares acquired on exercise (#)	Value realized on exercise ($)
Samuel E. Lynch, D.M.D., D.M.Sc.
Chief Executive Officer	135,000	$1,210,950
Larry Bullock
Chief Financial Officer	—	—
Dr. Charles Hart
Chief Scientific Officer and Vice President	—	—
Steven N. Hirsch
Chief Operating Officer and Executive Vice President, Orthopedics	—	—
James A. Monsor
Vice President, Operations	—	—
Earl Douglas
General Counsel	—	—

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. The compensation committee, which is comprised solely of ‘‘outside directors’’ as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to adopt qualified or non-qualified defined benefit plans if the compensation committee determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans sponsored by us. The compensation committee, which is comprised solely of ‘‘outside directors’’ as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2006 and a summary of estimated compensation that we will pay to our non-employee directors in 2007:

Name	Year	Fees earned or paid in cash ($)	Restricted Common Stock Awards ($) (1)	Non-Qualified Stock Option Awards ($) (2)	All Other Compensation ($)	Total Compensation ($)
Thomas Dyrberg, M.D., D.M.Sc.	2006	$—	$—	$—	$—	$—
Chris Ehrlich	2006	—	—	—	—	—
Gary Friedlaender, M.D.	2006	20,201	—	113,267	—	133,468
James G. Murphy	2006	42,750	34,947	6,480	—	84,177
Larry W. Papasan	2006	39,750	34,947	6,480	—	81,177
Douglas Watson	2006	27,500	34,947	201	—	62,648
Arnold Caplan	2006	20,250	26,210	201	—	46,661
Arnold Hanham	2006	—	—	—	—	—

(1)	Value of restricted common stock issued.

(2)	Value of options awarded/compensation expense recognized. Dr. Gary Friedlaender, M.D. became a Board member on September 22, 2006, and received an option to acquire 0.09% of outstanding shares of common stock. Prior to September 22, 2006, Dr. Friedlaender was a Scientific Advisory Board member, and was issued 20,250 options for professional services provided to our company.

Directors who are employees of ours or one of our 5% or greater stockholders are not compensated for their services. We provide the following compensation to each of our non-employee directors.

Each of our directors receives an annual fee of $20,000 for his service as a director. We pay an additional annual fee of $10,000 to the chairman of the board of directors and the chairman of the audit committee and an additional annual fee of $5,000 to the chairman of the compensation committee and the chairman of the nominating and governance committee. Each of our directors also receives $2,000 for each board meeting attended in person, $750 for each board meeting attended by telephone, and $1,000 for each committee meeting (in person or by telephone).

Each of our directors, on the date the director is first elected or appointed to the board of directors, will automatically be granted an option to acquire 0.09% of our outstanding shares of common stock on a fully diluted basis on the date of the grant. The initial grant will vest over three years. In addition, upon election of directors each year, each director will receive an automatic grant of options to acquire 0.029% of our outstanding shares of common stock on a fully diluted basis on the date of the grant, which will vest immediately upon issuance.

Prior to November 2006, each of our directors received $1,500 for each board meeting attended in person, $750 for each board meeting attended by telephone, and $500 for each committee meeting (in person or telephone). The maximum total annual attendance fees was $10,000. In addition, upon re-election each year, each director received an automatic grant of options to acquire 0.02% of our outstanding shares of common stock on a fully diluted basis on the date of the grant, which vested immediately upon issuance.

Prior to August 2005, one of our directors, Mr. Watson, was awarded options to purchase 1,125 shares of our common stock for each board meeting attended in person. Mr. Watson also was awarded options to purchase 563 shares of our common stock for participating in meetings of the board of directors or committees of the board of directors via teleconference. As of September 30, 2006, Mr. Watson has been awarded options to purchase 54,285 shares of our common stock. Mr. Watson exercised 22,500 options in September 2005 and 1,500 options in January 2006. 100% of Mr. Watson’s remaining 30,285 options are fully vested.

In November 2006, in lieu of the annual stock option awards to which certain directors were entitled to receive during 2006 under our director compensation policy, the board of directors awarded Messrs. Papasan, Murphy and Watson 3,000 shares each of restricted company common stock that will vest in its entirety at the end of such director’s current term. If such director resigns his director position prior to completion of the current term, 50% of the restricted stock shall vest and the remainder shall be forfeited. In addition, former director Arnold Caplan was granted 2,250 shares of our common stock in November 2006 that immediately vested upon issuance.

Please see ‘‘Certain Relationships and Related Party Transactions—Agreements with Directors and Officers’’ for a discussion of other arrangements relating to compensation of our directors.

Limitations of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our amended and restated certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions will not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

On June 20, 2006, we entered into indemnification agreements with each of our executive officers and directors, effective as of May 12, 2006, the date of the completion of our IPO. The indemnification agreements provide, among other things, that we will, to the fullest extent permitted by law, indemnify and hold harmless each indemnitee for any event or occurrence that takes place either before or after the execution of the agreement, related to the fact that indemnitee is or was a director or an officer of our company, or while a director or officer is or was serving at the request of our company as a director, officer, employee, trustee, agent, or fiduciary of another foreign or domestic corporation, partnership, joint venture, employee benefit plan, trust, or other enterprise, or related to anything done or not done by indemnitee in any such capacity. The agreements provide that no indemnification be paid by us: (a) in respect to any transaction in which the indemnitee derived an improper personal benefit; (b) on account of the indemnitee’s conduct which involved acts or omissions not in good faith, intentional misconduct or a knowing violation of law; (c) if such indemnification is in violation of our certificate of incorporation, by-laws or the law; or (d) on account of any proceeding for an accounting of profits made from the purchase or sale by the indemnitee of our securities under the provisions of Section 16(b) of the Exchange Act.

In addition, the indemnification agreements provide for the advancement of expenses incurred by the indemnitee in connection with any such proceeding to the fullest extent permitted by applicable law. The indemnification agreements also provide that, in the event of a change in control, we will, upon request by the indemnitee, create a trust for the benefit of the indemnitee and fund such trust in an amount sufficient to satisfy expenses reasonably anticipated to be incurred in connection with investigating, preparing for, participating in or defending any proceedings, and any judgments, fines, penalties and amounts paid in settlement in connection with any proceedings. The agreements do not exclude any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled, including any rights arising under our certificate of incorporation or by-laws or the Delaware General Corporation Law.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information.

Conclusion

Our compensation policies are designed to retain and motivate our executive officers and to ultimately reward them for outstanding individual and corporate performance.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Private Placements

Series A

In March and June 2001, we issued and sold to investors an aggregate of 1,682,058 shares of Series A redeemable, convertible preferred stock at a purchase price of $2.53 per share for an aggregate of $4.25 million, less issuance costs of $0.20 million.

In May 2002, we issued and sold 1,539,855 shares of Series A redeemable, convertible preferred stock at a purchase price of $2.76 per share to an investor for an aggregate of $4.25 million, less issuance costs of $0.08 million.

In addition, in March 2001, we issued warrants to purchase 24,495 shares of Series A redeemable, convertible preferred stock at a purchase price of $2.53 per share. In March 2004, the warrants were exercised and 24,495 shares of Series A redeemable, convertible preferred stock were issued for an aggregate of $0.06 million.

Series B

In May 2003, we issued and sold an aggregate of 1,043,115 shares of Series B redeemable, convertible preferred stock at a purchase price of $4.79 per share to investors for an aggregate of $5.0 million, less issuance costs of $0.05 million. On June 30, 2003, we issued 104,312 shares of Series B redeemable, convertible preferred stock to ZymoGenetics in lieu of a $500,000 payment of a milestone under our license agreement.

Series C

In October 2004, we issued and sold an aggregate of 3,265,895 shares of Series C redeemable, convertible preferred stock at a purchase price of $7.87 per share to investors for an aggregate of $25.7 million, less issuance costs of $1 million. In April 2005, we issued and sold an aggregate of 1,498,105 shares of Series C redeemable, convertible preferred stock at a purchase price of $7.87 per share to investors for an aggregate of $11.8 million, less issuance costs of $0.6 million. In June 2005, we issued 63,505 shares of Series C redeemable, convertible preferred stock to ZymoGenetics in lieu of a $500,000 payment of a milestone under our license agreement.

Purchasers of our redeemable, convertible preferred stock and warrants, included, among others, our officers, directors and 5% stockholders or entities affiliated with them. The following table presents the number of shares purchased by each of these related parties.

	Shares of redeemable, convertible preferred stock
Name(1)	Series A-1	Series A-2	Series B	Series C
Burrill Biotechnology Capital Fund, L.P.	791,556	724,638	392,701	444,538
Novo A/S, Denmark	395,778	362,319	196,351	738,174
Holden Ventures III W, L.P.	197,889	181,159	98,175	—
Holden Ventures III C, L.P.	98,944	90,579	49,089	127,011
Holden Ventures III D, L.P.	197,889	181,159	98,175	154,953
Memphis Biomed Ventures I, L.P.			208,623	127,011
ZymoGenetics, Inc.			104,311	63,505
InterWest Partners VIII, L.P.				857,692
InterWest Investors VIII, L.P.				6,846
InterWest Investors Q VIII, L.P.				24,538
CMEA Ventures Life Sciences 2000, L.P.				252,465
CMEA Ventures Life Sciences 200, Civil Law Partnership				15,181
CMEA Ventures VI, L.P.				483,169
CMEA Ventures VI, GmbH & Co. K.G.				11,250
Dr. Jeffrey Hollinger				12,700
Dr. Michael Ehrlich				3,175
Noro-Moseley Partners V, L.P.				508,044
Pinto Technology Ventures, LLP				508,044
Axiom Ventures Partners III, L.P.				222,270
HSS Ventures, Inc.				15,877

(1)	See ‘‘Principal and Selling Stockholders’’ for additional information related to beneficial ownership of our shares.

In each of these redeemable, convertible preferred stock financings, we entered into various stockholder agreements with the holders of our redeemable, convertible preferred stock relating to voting rights with respect to directors, registration rights, information rights and rights of first refusal, among other things.

These stockholder agreements terminated upon the completion of our IPO, except for the registration rights granted under our second amended and restated information and registration rights agreement more fully described in ‘‘Description of Capital Stock—Registration Rights.’’

Agreements with Directors and Officers

Director Compensation

Please see ‘‘Compensation Discussion and Analysis—Director Compensation’’ for a discussion of options granted to our non-employee directors.

Intellectual Property

Dr. Lynch, our President and Chief Executive Officer, was a professor at Harvard University and in such position was the co-inventor of certain intellectual property. As part of Dr. Lynch’s employment arrangement with Harvard, he assigned all of his rights to the intellectual property to Harvard. We currently have a license agreement with Harvard with respect to some of this intellectual property. As is customary, Harvard often shares some of the royalties they receive from successful intellectual property licenses with the faculty members that invented such intellectual property. As of January 26, 2007, Harvard has paid to Dr. Lynch a total of

$595,667 with respect to the intellectual property licensed to us as compensation to Dr. Lynch as the co-inventor of the intellectual property that we license from Harvard, and additional payments may be due in the future.

Lease Agreement

In April 2004, we entered into a lease agreement, as amended in July 2005, with Noblegene Development LLC for our approximately 23,000 square foot headquarters in Franklin, Tennessee. Under the terms of the lease, we pay Noblegene monthly rent of $34,768.72, as adjusted, plus additional proportionate operating and insurance costs. The initial term of the lease continues until 2012. Under the terms of the lease, we agreed to indemnify Noblegene under specific circumstances. As of September 30, 2006, we have a receivable of $106,831 from Noblegene related to certain reimburseable build out costs. Dr. Lynch, our President and Chief Executive Officer, owns fifty percent of the interests in Noblegene. To date, Dr. Lynch has not received any amounts from us for the lease because Noblegene has operated at a loss and has not made any distributions of profits to its members. Dr. Lynch will not receive any amounts from us for the lease unless and until Noblegene distributes profits to its members.

Consulting Agreement with Gary Friedlaender

In August 2006 we entered into a one-year consulting agreement with Gary E. Friedlaender, M.D., who was subsequently appointed to our board of directors in September 2006. The 2006 agreement continues the consulting relationship that we had with Dr. Friedlaender pursuant to a July 2001 consulting agreement. Under the 2006 consulting agreement, Dr. Friedlaender provides consulting services to us relating to the use of biological products to treat orthopedic injuries and conditions. Dr. Friedlaender is compensated for his services at a rate of $625 per hour, up to $5,000 per day. Under the 2006 agreement, we have not made any payment to Dr. Friedlaender. Under prior agreements, we compensated Dr. Friedlaender for his consulting through stock option grants. Dr. Friedlaender received option awards on July 15, 2001 to purchase 7,500 shares at an exercise price of $0.67, and on February 26, 2006 to purchase 20,250 shares at an exercise price of $3.63. The option awards were 100% fully vested upon issuance. Under the 2006 agreement, Dr. Friedlaender is subject to an obligation (1) not to disclose non-public information relating to our company, (2) not to engage in competitive activities during the term of his consultancy and for 12 months thereafter and (3) not to solicit any employee of our company during the term of his consultancy and for 12 months thereafter.

Consulting Agreement with Former Member of the Board of Directors

In February 2002, we entered into a consulting agreement with a then member of our board of directors, under which the former board member provided consulting services to us relating to the non-clinical development of our products and interactions and filings with the FDA. The consulting agreement was terminated as of August 1, 2006, and was superseded by a new one-year agreement. On September 22, 2006, the consultant resigned from our board. Under the terms of the 2002 agreement, the former board member provided consulting services to us at the rate of $350 per hour, up to a maximum of $2,800 per day. During 2004, we paid the board member $26,875 under this consulting agreement. Under the terms of the 2006 agreement, the former board member provides an unlimited amount of consulting services us at a fixed rate of $25,000 per quarter plus reimbursement of certain expenses, including administrative support expenses up to $2,500 per quarter. Under both the 2002 and 2006 agreements, the board member is subject to an obligation (1) not to disclose non-public information relating to our company, (2) not to engage in competitive activities during the term of his consultancy and for 12 months thereafter and (3) not to solicit any employee of our company during the term of his consultancy and for 12 months thereafter.

Consulting Agreement with Case Western Reserve University

In September 2003, we entered into an agreement with Case Western Reserve University, or Case Western, to conduct certain research in bone cell growth to be directed by former member of our board of directors discussed above and who also is a Professor of Biology and Pathology at Case Western. The total amount for this project was $83,500, of which $41,750 was paid in 2003 to start the project, and an invoice for $41,750 received in September 2006 to complete the project. The invoice is included in payables at September 30, 2006 and was paid in October 2006. In addition, we paid $5,000 in October 2005 and $26,050 in the first quarter of 2006 for training materials and other consulting services performed. We and Case Western agree not to disclose the confidential information of the other party for a period of three years from the date of written disclosure of such confidential information. Either party may terminate the agreement for any reason with 30 days written notice.

Agreement with Leslie Wisner-Lynch

In April 1999, we entered into a consulting agreement with Dr. Leslie Wisner-Lynch, D.D.S., D.M.Sc., the wife of Dr. Lynch, our President and Chief Executive Officer, under which Dr. Wisner-Lynch provided consulting services to us relating to the non-clinical and clinical development of our products, among other duties. We paid Dr. Wisner-Lynch for her consulting services $109,168, $104,388 and $116,108 during the years ended December 31, 2005, 2004 and 2003, respectively. In 2006, we paid Dr. Wisner-Lynch $33,950 for her consulting services. In March 2006, Dr. Wisner-Lynch became a part-time employee of BioMimetic, and her consulting agreement was terminated. Dr. Wisner-Lynch receives an annual base salary of $100,000 but, as a part-time employee, is not eligible to receive benefits. Her employment is at will and the terms of her employment are reviewed at least annually by the nominating and governance committee of the board of directors.

Executive Compensation and Employment Agreements

Please see ‘‘Compensation Discussion and Analysis’’ for additional information on compensation of our executive officers. Information regarding employment agreements with several of our executive officers is set forth under ‘‘Compensation Discussion and Analysis—Employment Agreements.’’

Indemnification

Our certificate of incorporation provides for the indemnification of our directors and officers in most circumstances, to the extent permitted by the Delaware General Corporation Law. Please see ‘‘Compensation Discussion and Analysis—Limitation of Liability and Indemnification of Officers and Directors.’’

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of January 12, 2007 by:

•	each of our directors;

•	each of our executive officers;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	all of our directors and executive officers as a group; and

•	each of our selling stockholders participating in this offering.

The column entitled ‘‘Number of shares beneficially owned’’ does not give effect to any shares of common stock that may be acquired by such person in this offering. The column entitled ‘‘Percentage of shares beneficially owned‘‘ is based on 15,649,362 shares of common stock to be outstanding on January 12, 2007, assuming no exercise of outstanding options but not giving effect to shares that may be acquired by such person in this offering.

For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of January 12, 2007 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the street address of the beneficial owner is c/o BioMimetic Therapeutics, Inc., 389-A Nichol Mill Lane, Franklin, Tennessee 37067.

Name and address of beneficial owner	Before the Offering			After the Offering
	Number of shares beneficially owned	Percentage of shares beneficially owned	Number of Shares Offered(1)	Number of shares beneficially owned	Percentage of shares beneficially owned
Five percent stockholders:
Novo A/S, Denmark(2) Krogshoejvej 41, DK-2880 Bagsvaerd, Denmark	2,036,196	13.0%	—	2,036,196	11.7%
Holden Capital, LLC(3) 6300 Syracuse Way, Suite 484 Englewood, CO 80111	1,475,022	9.4%	—	1,475,022	8.5%
InterWest Management Partners VIII, LLC(4) 2710 Sand Hill Road, Second Floor, Menlo Park, CA 94025	889,076	5.7%	—	889,076	5.1%
Directors and executive officers:
Samuel E. Lynch, D.M.D., D.M.Sc.(5)	1,486,625	9.5%	175,000	1,311,625	7.6%
Larry Bullock(6)	111,927	*	—	111,927	*
Charles E. Hart, Ph.D.(7)	75,000	*	—	75,000	*
Steven N. Hirsch(8)	41,766	*	—	41,766	*
Earl Douglas(9)	26,664	*	—	26,664	*
Mark Citron(10)	105,304	*	—	105,304	*
James A. Monsor(11)	68,625	*	—	68,825	*
Thomas Dyrberg, M.D., D.M.Sc.(12)	2,036,196	13.0%	—	2,036,196	11.7%
Chris Ehrlich(13)	890,326	5.7%	—	890,326	5.1%
Gary Friedlaender, M.D(14)	27,750	*	—	27,750	*
James G. Murphy(15)	5,430	*	—	5,430	*
Larry W. Papasan(16)	13,091	*	—	13,091	*
Douglas Watson(17)	57,285	*	—	57,285	*
All directors and executive officers as a group (13 persons)	—	30.5%	—	—	26.5%

Name and address of beneficial owner	Before the Offering			After the Offering
	Number of shares beneficially owned	Percentage of shares beneficially owned	Number of Shares Offered(1)	Number of shares beneficially owned	Percentage of shares beneficially owned
Selling stockholders:
The Searle Freedom Trust (18)
1150 Seventeenth Street, NW Washington, D.C. 20036	599,366	3.4%	304,500	294,866	1.7%
Sally B. Searle (19)	450,283	2.6%	130,500	319,783	1.8%

*	Less than 1%.

(1)	Assumes that the underwriters do not exercise their over-allotment option. In the event that the over-allotment option is exercised, the selling stockholders will sell additional shares of common stock to cover over-allotments as set forth in the footnotes below.

(2)	Novo A/S is a Danish private limited liability company wholly owned by the Novo Nordisk Foundation. Novo Nordisk Foundation is the beneficial owner of shares held by Novo A/S. The Board of Directors of Novo A/S has sole voting and investment control over the shares owned by Novo A/S. The Board of Directors of Novo A/S is comprised of Ulf J. Johansson, Jorgen Boe, Goran Ando and Hans Werdelin, none of whom has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of the shares held by Novo A/S.

(3)	Includes 365,623 shares owned by Holden Ventures IIIC, L.P., 632,176 shares owned by Holden Ventures IIID, L.P. and 477,223 shares owned by Holden Ventures IIIW, L.P. Holden Capital, L.L.C. is the general partner of each of the foregoing entities. Michael Block is a general partner of Holden Capital, L.L.C. and has voting and/or dispositive power over the shares held by Holden Ventures IIIC, L.P., Holden Ventures IIID, L.P. and Holden Ventures IIIW, L.P. Mr. Block disclaims beneficial ownership of the shares held by the entities except to the extent of any pecuniary interest therein. On January 31, 2007, Holden Ventures IIID, L.P. and Holden Ventures IIIW, L.P. distributed all of the shares of our common stock owned by each of them to their limited partners.

(4)	Includes 857,692 shares owned by InterWest Partners VIII, L.P., 6,846 shares owned by InterWest Investors VIII, L.P., and 24,538 shares owned by InterWest Investors Q VIII L.P. InterWest Management Partners VIII, LLC is the General Partner of each of the foregoing entities. The Managing Directors (Stephen C. Bowsher, Harvey B. Cash, Philip T. Gianos, W. Scott Hedrick, W. Stephen Holmes, Gilbert H. Kliman, Arnold L. Oronsky, Thomas L. Rosch and Michael B. Sweeney) and Venture Members (John C. Adler, Chris Ehrlich and H. Ronald Nash) of InterWest Management Partners VIII, LLC have shared voting and investment control over the shares owned by each of the foregoing entities. Each of the Managing Directors and Venture Members disclaims beneficial ownership of the shares held by the entities except to the extent of any pecuniary interest therein.

(5)	Includes options to purchase 64,125 shares of common stock. The number of shares offered does not include up to 26,250 shares that Dr. Lynch has agreed to sell to cover over-allotments. The sale of Dr. Lynch’s shares is anticipated to be sufficient to cover certain tax liabilities that resulted from option exercises and payments from Harvard in respect of existing license agreements.

(6)	Includes options to purchase 99,375 shares of common stock.

(7)	Includes options to purchase 75,000 shares of common stock.

(8)	Includes options to purchase 41,295 shares of common stock.

(9)	Includes options to purchase 26,250 shares of common stock.

(10)	Includes options to purchase 105,000 shares of common stock.

(11)	Includes options to purchase 68,625 shares of common stock.

(12)	Includes 2,036,196 shares owned by Novo A/S. Dr. Dyrberg is a partner of Novo A/S. Dr. Dyrberg disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein arising as a result of his engagement with Novo A/S.

(13)	Includes 889,076 shares beneficially owned by InterWest Management Partners VIII, LLC and 1,250 shares owned directly by Mr. Ehrlich. See Note 2. Mr. Ehrlich is a Venture member of InterWest Management Partners VIII, LLC and he disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(14)	Includes options to purchase 27,750 shares of common stock.

(15)	Includes options to purchase 2,430 shares of common stock.

(16)	Includes options to purchase 2,430 shares of common stock.

(17)	Includes options to purchase 30,285 shares of common stock.

(18)	Includes all of the shares under the control of D. C. Searle, the sole trustee of The Searle Freedom Trust, received from Holden Capital, LLC, on January 31, 2007 in the distribution described in footnote 3. The number of shares offered do not include up to 35,500 shares that The Searle Freedom Trust has agreed to sell to cover over-allotments.

(19)	Sally B. Searle received the shares from Holden Capital, LLC, on January 31, 2007 in the distribution described in footnote 3. The number of shares offered do not include up to 19,500 shares that Ms. Searle has agreed to sell to cover over-allotments.

 DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the bylaws currently in effect. Copies of these documents have been filed with the SEC.

Our authorized capital stock consists of 37,500,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock are undesignated.

As of January 12, 2007, we had issued and outstanding 15,649,362 shares of common stock, held by 36 stockholders of record.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors or a committee thereof is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the designations, rights, preferences, qualifications and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. There are no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Options

As of January 12, 2007, options to purchase 1,509,839 shares of our common stock at a weighted average exercise price of $3.38 per share were outstanding.

Registration Rights

As of November 23, 2006, stockholders holding approximately 9,300,495 shares of our common stock, which includes shares issued upon conversion of our redeemable, convertible preferred stock, have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities.

Demand Registration Rights

At any time, our stockholders who previously held redeemable, convertible preferred stock have the right, on up to two occasions, to demand that we register shares of common stock under the Securities Act, subject to certain limitations, including that (1) the aggregate amount of common stock to be sold under the registration statement equal at least 20% of the then outstanding shares subject to these registration rights or (2) the aggregate offering price to the public, less any selling expenses, equal at least $3,000,000.

Form S-3 Registration Rights

At any time after we become eligible to file a registration statement on Form S-3, our stockholders who previously held redeemable, convertible preferred stock may require us to file a registration statement on Form S-3, provided that the aggregate offering price to the public, less any selling expenses, equal at least $1,000,000. However, we shall not be required to effect more than two registrations on Form S-3 in any 12-month period. All demand registration rights, whether affected on a Form S-3 or any other form, are further subject to the right of the underwriters of an offering to limit the number of shares included in the registration.

‘‘Piggyback’’ Registration Rights

In addition, Harvard and our stockholders who previously held redeemable, convertible preferred stock are entitled to piggyback registration rights with respect to the registration under the Securities Act of shares of common stock. In the event we propose to register any shares of common stock under the Securities Act either for our account, or for the account of other security holders, the holders of shares having piggyback registration rights are entitled to receive notice of the registration and to include shares in any such registration, subject to limitations. Piggyback registration rights of our stockholders who previously held redeemable, convertible preferred stock also are subject to the right of the underwriters of an offering to limit the number of shares included in the registration. In connection with this offering, we have not received waivers of registration rights from stockholders holding approximately 280,000 shares of our common stock.

Expenses of Registration

All expenses in effecting these registrations, with the exception of underwriting discounts and selling commissions, will be borne by us. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to specified exceptions.

Expiration of Registration Rights

The registration rights of our stockholders who previously held redeemable, convertible preferred stock described above will expire, with respect to each holder, on the earlier of (1) the date five years after the closing date of our IPO and (2) following the completion of our IPO, upon the security holder holding less than 1% of the outstanding common stock if the holder is eligible to sell all of its shares subject to these registration rights under Rule 144 of the Securities Act within any 90-day period without volume limitations, or under Rule 144(k) altogether.

Antitakeover Provisions

We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a ‘‘business combination’’ with any ‘‘interested stockholder’’ for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A ‘‘business combination’’ includes, among other things, a merger or consolidation involving us, and the interested stockholder and the sale of more than 10% of our assets. In general, an ‘‘interested stockholder’’ is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders.

The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Nasdaq Global Market

Our common stock is quoted on the Nasdaq Global Market under the symbol ‘‘BMTI.’’

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Pacific Growth Equities, LLC, First Albany Capital Inc. and A.G. Edwards & Sons, Inc. have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of shares
Deutsche Bank Securities Inc
Pacific Growth Equities, LLC,
First Albany Capital Inc.
A.G. Edwards & Sons, Inc.
Total	2,410,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We and the selling stockholders have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the public offering, representatives of the underwriters may change the offering price and other selling terms.

We and the selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 270,000 and up to 91,500 additional shares of common stock, respectively, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We and the selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 2,410,000 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 6.5% of the public offering price. We and the selling stockholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

	Fee per share	Total Fees
		Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling stockholders	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $0.3 million.

We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. If (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day restricted period, then in each case the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event relating to us, as the case may be, unless Deutsche Bank Securities Inc. waives, in writing, such extension. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our Stock Incentive Plan and our Employee Stock Purchase Plan, and we may issue shares of our common stock in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Deutsche Bank Securities Inc., Pacific Growth Equities, LLC, First Albany Capital Inc. and A.G. Edwards & Sons, Inc. acted as underwriters in connection with our IPO. Pacific Growth Equities, LLC has acted as placement agent in connection with the private placement of our redeemable, convertible preferred stock and received customary fees and commissions for these services. Some of the underwriters or their affiliates may provide investment banking services to us in the future. We have no current arrangements with any underwriter to provide additional services, but if they provide any services they will receive customary fees and commissions for these services.

 LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, New York, New York. Willkie Farr & Gallagher LLP, New York, New York, is counsel for the underwriters in connection with this offering.

 EXPERTS

The consolidated financial statements of BioMimetic Therapeutics, Inc. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus, which constitutes part of the registration statement, does not include all of the information in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits to the registration statement. Whenever we make reference in this prospectus to any of our agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual agreement or other document. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

You may read and copy the registration statement of which this prospectus is a part and our filings with the SEC at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of the registration statement and our filings with the SEC by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information that we file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

We maintain an Internet site at www.biomimetics.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

This prospectus includes statistical data obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

BIOMIMETIC THERAPEUTICS, INC.

BIOMIMETIC THERAPEUTICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$53,765,150	$33,427,708
Certificate of deposit	1,000,000	1,000,000
Receivables – trade	494,204	380,911
Receivables – other	121,428	130,935
Inventory	3,845,606	3,647,594
Prepaid expenses	383,462	1,282,674
Total current assets	59,609,850	39,869,822
Receivables – related party	106,831	106,831
Property and equipment, net	3,958,761	3,691,331
Capitalized patent license fees, net	7,935,181	8,964,551
Deposits	184,463	10,000
Total assets	$71,795,086	$52,642,535
LIABILITIES, REDEEMABLE, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,781,797	$1,268,954
Accrued expenses:
Payroll, employee benefits and payroll taxes	914,864	648,835
Other accrued expenses	472,483	673,861
Current portion of capital lease obligations	7,996	—
Deferred liability	1,250,000	2,750,000
Deferred revenue	987,308	974,021
Total current liabilities	5,414,448	6,315,671
Accrued rent – related party	257,178	259,156
Long term portion of capital lease obligations	31,124	—
Deferred liability	2,500,000	2,500,000
Deferred revenue	13,675,612	14,206,534
Total liabilities	21,878,362	23,281,361
Commitments and contingencies
Series A Redeemable, Convertible Preferred Stock, $0.001 par value; 3,246,408 shares authorized; 0 and 3,246,408 shares issued and outstanding as of September 30, 2006 and December 31, 2005, respectively	—	8,546,030
Series B Redeemable, Convertible Preferred stock, $0.001 par value; 1,147,427 shares authorized; 0 and 1,147,427 shares issued and outstanding as of September 30, 2006 and December 31, 2005, respectively	—	5,478,455
Series C Redeemable, Convertible Preferred stock, $0.001 par value; 5,178,305 shares authorized; 0 and 5,178,305 shares issued and outstanding as of September 30, 2006 and December 31, 2005, respectively	—	36,721,125
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 37,500,000 shares authorized; 15,633,111 shares issued and outstanding as of September 30, 2006; 16,906,500 shares authorized, 1,609,530 shares issued and outstanding as of December 31, 2005	15,633	1,609
Preferred stock, $0.001 par value; 15,000,000 shares authorized; no shares issued and outstanding as of September 30, 2006 and December 31, 2005, respectively.	—	—
Additional paid-in capital	84,386,434	2,183,689
Deferred stock compensation	—	(989,767)
Accumulated deficit	(34,485,343)	(22,579,967)
Total stockholders’ equity (deficit)	49,916,724	(21,384,436)
Total liabilities, redeemable, convertible preferred stock and stockholders’ equity (deficit)	$71,795,086	$52,642,535

See accompanying notes.

BIOMIMETIC THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2006	2005	2006	2005
Revenues:
Collaborative research and development	$—	$1,311,760	$215,276	$3,892,508
Sublicense fee	178,919	—	530,922	—
Product sales	429,012	—	1,229,440	—
Royalty income	91,659	—	236,381	—
Grants and other	9,958	—	22,758	—
Total revenues	709,548	1,311,760	2,234,777	3,892,508
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	326,508	—	1,092,880	—
Research and development (a)	2,837,710	1,785,760	7,790,198	4,610,653
General and administrative (b)	1,713,788	718,860	4,487,774	1,957,022
Depreciation and capital lease amortization	209,763	145,991	584,124	205,000
Patent license fee amortization	534,649	120,391	1,581,338	316,091
	5,622,418	2,771,002	15,536,314	7,088,766
Loss from operations	(4,912,870)	(1,459,242)	(13,301,537)	(3,196,258)
Interest income, net	698,414	264,866	1,528,876	650,812
Loss on disposal of equipment	—	(2,040)	(687)	(2,040)
Loss before income taxes	(4,214,456)	(1,196,416)	(11,773,348)	(2,547,486)
Income taxes	—	—	—	—
Net loss	(4,214,456)	(1,196,416)	(11,773,348)	(2,547,486)
Preferred stock accretion	—	(102,858)	(132,026)	(263,036)
Net loss attributable to common stockholders	$(4,214,456)	$(1,299,274)	$(11,905,374)	$(2,810,522)
Basic and diluted net loss per share attributable to common stockholders	$(0.27)	$(0.82)	$(1.34)	$(1.78)
Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	15,577,484	1,580,867	8,885,262	1,579,732
Related party disclosures:
(a) – Research and development includes professional fees to related parties of:	$57,125	$56,175	$117,125	$93,593
(b) – General and administrative includes rent expense to related parties of:	$154,095	$90,231	$271,966	$90,231

See accompanying notes.

BIOMIMETIC THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the nine months ended September 30,
	2006	2005
Cash flows from operating activities
Net loss attributable to common stockholders	$(11,905,374)	$(2,810,522)
Adjustments to reconcile net loss attributable to common
stockholders to net cash used in operating activities:
Depreciation and capital lease amortization expense	584,124	205,000
Patent license fee amortization	1,581,338	316,091
Loss on disposal of equipment	687	2,040
Preferred stock accretion	132,026	263,036
Non-cash compensation and consulting expense	637,601	154,060
Changes in operating assets and liabilities:
Receivables – trade	(113,293)	(107,124)
Receivables – other	9,507	—
Refundable Income taxes	—	2,230
Inventory	(198,012)	(3,348,297)
Prepaid expenses	899,212	(3,278)
Deposits	(174,463)	(1,960)
Accounts payable	512,843	2,017,752
Accrued payroll, employee benefits and payroll taxes	266,029	(179,433)
Other accrued expenses	(201,378)	565,542
Deferred revenue	(517,635)	(3,892,508)
Deferred liability	(1,500,000)	—
Accrued rent – related party	(1,978)	258,803
Net cash used in operating activities	(9,988,766)	(6,558,568)
Cash flows from investing activities
Purchases of property and equipment	(809,307)	(3,311,879)
Proceeds from disposal of equipment	—	1,000
Cash paid for patent license fees	(551,968)	—
Net cash used in investing activities	(1,361,275)	(3,310,879)
Cash flows from financing activities
Payments on capital lease obligations	(3,815)	(2,057)
Proceeds from initial public offering, net of issuance costs	31,552,894	(701,756)
Issuance of common stock	138,404	23,140
Issuance of Series C preferred stock, net	—	11,172,979
Net cash provided by financing activities	31,687,483	10,492,306
Net increase in cash and cash equivalents	20,337,442	622,859
Cash and cash equivalents, beginning of period	33,427,708	29,684,565
Cash and cash equivalents, end of period	$53,765,150	$30,307,424
Supplemental disclosures of cash flow information
Cash paid during the period for:
Series C Preferred Stock issuance costs	$—	$620,973
Interest paid	$1,015	$42
Supplemental non-cash disclosures
Acquisition of property and equipment through capital leases	$42,935	$—
Acquisition of patents through issuance of preferred stock	$—	$500,000
Conversion of preferred stock to common stock upon initial public offering	$50,868,415	$—

See accompanying notes.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006
(Unaudited)

1.    Nature of the Business and Basis of Presentation

Nature of the Business

BioMimetic Therapeutics, Inc. (the ‘‘Company’’ and formerly BioMimetic Pharmaceuticals, Inc.) develops and commercializes bio-active drug-device combination products for the healing of musculoskeletal injuries and diseases, including periodontal, orthopedic, spine and sports injury applications.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements reflect the operations of the Company and its wholly-owned subsidiary in the United Kingdom, BioMimetic Therapeutics Limited. As of September 30, 2006, the subsidiary has no employees and has no operating activities other than making and maintaining regulatory submissions for the Company’s product in the European Union.

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission (‘‘SEC’’) for interim financial information. Accordingly, these financial statements do not include all the information and footnotes required by US generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Prospectus dated May 12, 2006, filed with the SEC on May 12, 2006. The financial information as of September 30, 2006 and for the three and nine month periods ended September 30, 2006 and 2005 is unaudited, but in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, considered necessary for a fair statement of the results of this interim period. The condensed consolidated balance sheet data as of December 31, 2005 was derived from audited consolidated financial statements, but does not include all disclosures required by U.S. generally accepted accounting principles. The results of the Company’s operations for any interim period are not necessarily indicative of the results that may be expected for any other interim period or for a full fiscal year.

Prior to January 1, 2006, the Company had been primarily engaged in the research and development of its principal product and had followed the guidance of Statement of Financial Accounting Standards (‘‘SFAS’’) No. 7, Accounting and Reporting by Development Stage Enterprises (‘‘SFAS No. 7’’). The Company believes that it has achieved its planned principal operations, is generating revenue from the sale of its product, GEM 21S® Growth-factor Enhanced Matrix, and has emerged from the development stage. Accordingly, effective January 1, 2006, the Company no longer considers itself to be a development stage enterprise as defined by SFAS No. 7.

2.    Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and certificates of deposit with original maturities of less than 90 days to be cash equivalents.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

Receivables – Trade

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The trade receivables balance represents the amounts due from the Company’s marketing and distribution partner, Luitpold Pharmaceuticals, Inc. (‘‘Luitpold’’), for research and development studies and represents a legal and enforceable receivable from Luitpold under the Company’s research and development agreements with Luitpold. See ‘‘Revenue Recognition’’ for additional information regarding the research and development agreement. During the three months ended September 30, 2006, the Company established an allowance for doubtful accounts of $215,276 because Luitpold has not reimbursed the Company for research and development studies billed during the three months ended June 30, 2006. The Company has not experienced any past due or delinquency in trade accounts receivable payments from Luitpold in the past. The Company intends to aggressively pursue any past due balances from Luitpold before writing the balance off as a bad debt. The Company did not experience any bad debt write-offs in the three or nine months ended September 30, 2005.

Receivables – Other

Receivables from others represent amounts from contractual obligations or normal course of business transactions.

Receivables – Related Party

During the construction of the Company’s new office space in 2005, the landlord provided the Company with a tenant build-out allowance of $106,831. The receivable and offsetting deferred rent liability have been recorded in the financial statements as a long-term receivable and long-term liability. The deferred rent component is being amortized and recorded as a reduction to rent expense. The Company’s Chief Executive Officer has an ownership interest in the landlord as discussed in Note 13.

Inventory

Inventories are carried at the lower of cost (first-in, first-out) or net realizable value and at September 30, 2006 consisted of bulk drug substances to be utilized in the manufacturing of the Company’s products. Work in progress consists of filled syringes and cups that will be packaged in the finished kits to be sold to consumers. Finished goods consist of packed GEM 21S kits ready for sale. Shipping and handling costs are included in the costs of sales of the product.

As of September 30, 2006, an inventory reserve of $31,000 has been recorded for potential obsolete inventory.

Valuation of Purchase Commitments

The Company has substantial firm purchase commitments with certain of its suppliers related to future inventory requirements. At each period end, the Company assesses the need for any provision for future losses associated with these future purchase commitments in accordance with Accounting Research Bulletin (‘‘ARB’’) No. 43. As of September 30, 2006, no reserves have been recorded associated with these future purchase commitments.

Prepaid expenses

Prepaid expenses consist of supplies, rent and insurance premiums for which the Company has paid in advance.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company has determined that the estimated useful lives of its property and equipment range from three to seven years.

Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Capitalized Patent License Fees

The Company has capitalized certain costs, including milestone and sub-license fees, related to obtaining patent licenses from non-related party institutions. The Company’s policy is to capitalize and amortize these costs over the estimated life of the patents. These patent license fees are being amortized through 2009 and 2010, the estimated lives of the patents.

Accrued Expenses and Deferred Liabilities

As part of the process of preparing its unaudited condensed consolidated financial statements, management is required to estimate expenses that the Company has incurred for which it has not been invoiced. This process involves identifying services that have been performed on the Company’s behalf and estimating the level of services performed by third parties and the associated cost incurred for such services where the Company has not been invoiced or otherwise notified of actual costs. Examples of expenses for which the Company accrues based on estimates include milestone payments, salaries and wages, unpaid vacation and sick pay, fees for services, such as those provided by clinical research and data management organizations, investigators and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. In connection with such service fees, these estimates are most affected by management’s understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of the Company’s service providers invoice the Company monthly in arrears for services performed. In the event that the Company does not identify certain costs that have begun to be incurred or the Company under or over estimates the level of services performed or the costs of such services, the actual expenses could differ from such estimates. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often subjective determinations. Management makes these estimates based upon the facts and circumstances known to it at the time and in accordance with US generally accepted accounting principles. Milestone payments due within 12 months are considered short-term liabilities and those due in over 12 months are considered long-term liabilities.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the Company and its wholly-owned subsidiary, BioMimetic Therapeutics Limited. Intercompany balances and transactions are eliminated in consolidation. The subsidiary did not have any employees or operating activities for the three and nine months ended September 30, 2006 and 2005.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

Revenue Recognition

Product Sales

The Company generated its first revenues from the sale of its product to Luitpold in December 2005. Luitpold has an exclusive agreement with the Company and is responsible for the distribution and sale of the Company’s product. The Company’s revenue policy is to recognize product sales revenue upon delivery of the product to Luitpold. The Company follows the revenue recognition criteria outlined in Staff Accounting Bulletin (‘‘SAB’’) 101, Revenue Recognition in Financial Statements (‘‘SAB 101’’) as amended by SAB 104, Revenue Recognition (‘‘SAB 104’’), Emerging Issues Task Force (‘‘EITF’’) Issue 00-21, Revenue Arrangements with Multiple Deliverables (‘‘EITF Issue 00-21’’), and SFAS No. 48, Revenue Recognition When Right of Return Exists.

During 2005 and the first quarter of 2006, the Company agreed to ship certain identified product to Luitpold that had an expiration date of less than one year (‘‘short-dated’’) and provided Luitpold with the right of exchange for any short-dated product that reached six months or less of its expiration date. Product sales revenue during 2005 and the first quarter of 2006 for the identified short-dated product was recognized only upon the completion of the sale by Luitpold to its customers.

During the second quarter of 2006, the Company received permission from the US Food and Drug Administration (‘‘FDA’’) to extend the expiration date of the product. As of September 30, 2006, all short-dated product held by Luitpold has been re-labeled and is no longer considered to be short-dated. No right of return exists for the re-labeled product. As such, product sales revenue for the previously identified short-dated product has been fully recognized as of September 30, 2006.

Royalties

In exchange for the rights to the exclusive worldwide marketing, distribution and sales of the product, Luitpold is obligated to pay royalties to the Company based on net sales by Luitpold. Luitpold is required to report its sales and remit royalties to the Company on a quarterly basis. The Company’s policy is to recognize royalty income when the information is received from Luitpold.

Collaborative research and development

The Company has collaborative research and development agreements with Luitpold. The Company follows the revenue recognition criteria outlined in SAB 101, as amended by SAB 104, and EITF Issue 00-21. Revenues received for ongoing research and development activities under collaborative agreements are recognized as these activities are performed pursuant to the terms of the related agreements. Any amounts received in advance of performance are recorded as deferred revenue until earned. Accordingly, up-front, non-refundable license fees under agreements where the Company has an ongoing research and development commitment are amortized, on a straight-line basis, over the term of such commitment.

Sublicense fees

The Company has an exclusive sublicense agreement with Luitpold. Sublicense fees are due to the Company upon achievement of the milestone criteria included therein. In December 2005, the Company received $15,000,000 from Luitpold upon receiving approval

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

from the FDA for the Company’s first product, GEM 21S. Revenues from the sublicense agreement are recognized pursuant to the terms of the agreement and are being amortized over the life of the agreement, which expires December 31, 2026. Payments received in advance of revenue recognized are recorded as deferred revenue. The timing of cash received from the Company’s agreement differs from revenue recognized. The Company follows the revenue recognition criteria outlined in SAB 101, as amended by SAB 104, and EITF Issue 00-21.

Grants and Other

Revenue related to grant awards is recognized as related research and development expenses are incurred.

Research and Development

The Company expenses costs associated with research and development activities as incurred. The Company evaluates payments made to suppliers and other vendors in accordance with SFAS No. 2, Accounting for Research and Development Costs, and determines the appropriate accounting treatment based on the nature of the services provided, the contractual terms, and the timing of the obligation. Research and development costs include payments to third parties that specifically relate to the Company’s product candidates in clinical development, such as payments to contract research organizations, clinical investigators, manufacture of clinical material, product related consultants, contract manufacturing start-up costs, manufacturing scale-up costs, milestone payments and insurance premiums for clinical studies. In addition, employee costs (salaries, payroll taxes, benefits, and travel) for employees of the manufacturing, regulatory affairs, quality assurance, quality control, and research and development departments are classified as research and development costs.

Income Tax

The Company accounts for income taxes utilizing the asset and liability method prescribed by the provisions of SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, using the modified prospective method of transition. Under that transition method, compensation cost recognized in the three and nine month periods ended September 30, 2006 includes: (a) compensation costs for all share-based payments granted prior to January 1, 2006, based on the intrinsic value method proscribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (‘‘APB Opinion No. 25’’), and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

In accordance with SFAS No. 123(R), the fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

average assumptions amortized to expense over the options’ vesting periods for the nine months ended September 30, 2006: risk-free interest rate was 4.77%, an expected dividend yield of 0%, the volatility factor of the expected market price of the Company’s common stock was 80%, forfeiture rate of 1% and the weighted average expected life of the option was 5.8 years. Since the trading market for the Company’s common stock has a limited history, the expected volatility and forfeiture rate are based on historical data from three companies similar in size and value to the Company. The expected terms of options granted represents the period of time that options granted are expected to be outstanding and is derived from the contractual terms of the options granted. The Company amortizes the fair value of each option over each option’s vesting period.

The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s net loss for the three months ended September 30, 2006 is $38,302 higher than if it had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted earnings per share for the three months ended September 30, 2006 are $0 and $0 lower, respectively, than if the Company had continued to account for share-based compensation under APB Opinion No. 25. The Company’s net loss for the nine months ended September 30, 2006 is $202,691 higher than if it had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted earnings per share for the nine months ended September 30, 2006 are $(0.01) and $(0.01) lower, respectively, than if the Company had continued to account for share-based compensation under APB Opinion No. 25.

Employee stock options granted by the Company are structured to qualify as ‘‘incentive stock options’’ (ISOs). Under current tax regulations, the Company does not receive a tax deduction for the issuance, exercise or disposition of ISOs if the employee meets certain holding requirements. If the employee does not meet the holding requirements, a disqualifying disposition occurs, at which time the Company will receive a tax deduction. The Company does not record tax benefits related to ISOs unless and until a disqualifying disposition occurs. In the event of a disqualifying disposition, the entire tax benefit is recorded as a reduction of income tax expense. The Company has not recognized any income tax benefit for share-based compensation arrangements due to the fact that the Company does not believe it is more likely than not it will recognize any deferred tax assets from such compensation costs recognized in the current period.

The Company’s net loss for the three and nine months ended September 30, 2006 includes $184,220 and $518,964 of stock-based compensation costs, respectively, and no income tax benefit related to the Company’s stock-based compensation arrangements.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

Information relating to the Company’s stock option plan is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (millions)
Options at January 1, 2006	1,381,458	$2.67
Granted	337,269	$4.47
Exercised	(199,575)	$0.59
Forfeited or expired	(15,250)	$4.40
Shares under option at September 30, 2006	1,503,902	$3.33	5.8	$10.1
Options vested at September 30, 2006	633,150	$2.64	6.5	$3.3
Options exercisable at September 30, 2006	633,150	$2.64	6.5	$3.3
Options nonvested at September 30, 2006	870,752	$3.84	5.3	$6.8

SFAS No. 123(R) applies only to awards granted after the required effective date of January 1, 2006. Awards granted prior to the Company’s implementation of SFAS No. 123(R) were accounted for under the recognition and measurement provisions of APB Opinion No. 25, and related Interpretations.

Comprehensive Loss

The Company’s comprehensive losses as defined by SFAS No. 130, Reporting Comprehensive Income, are the same as the net losses reported.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash, cash equivalents, trade accounts receivables, miscellaneous receivables, accounts payable, and capital lease obligations, approximate fair value due to the short term nature of these financial instruments.

Concentration of Credit Risk and Limited Suppliers

Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentrations of credit risk to the extent recorded on the balance sheets. The

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

Company maintains cash in a local financial institution in excess of Federal Deposit Insurance Corporation limitations. The Company believes that it has established guidelines for investment of its excess cash that maintain principal and liquidity through its policies on diversification and investment maturity. The Company has not incurred any losses on these cash balances as of September 30, 2006.

The Company relies on certain materials used in its development process that are procured from a single source supplier as well as certain third-party contract manufacturers that make its product and product candidates. The failure of its supplier or contract manufacturers to deliver on schedule, or at all, could delay or interrupt the development process and/or revenue stream adversely affecting the Company’s operating results.

The Company currently sells its only product through an exclusive distribution and marketing arrangement with Luitpold. Essentially all of the Company’s receivables and foreseeable future sales rely on this one company. Any adverse events relating to Luitpold could have a material impact on our future revenues and our ability to collect receivables.

Segment Information

The Company has determined that it is principally engaged in one operating segment. The Company’s product development efforts are primarily in the treatment of bone loss associated with advanced periodontal disease and repair and regeneration of orthopedic tissues, including bone, cartilage, ligaments or tendons.

3.    Initial Public Offering and Stock Split

On May 4, 2006, the Company’s Board of Directors approved a 1.5 to one stock split for all capital stock as previously approved by the Company’s stockholders. All common and preferred stock share and per share amounts in these condensed consolidated financial statements have been adjusted retroactively to reflect this stock split.

On May 12, 2006, the Company completed an initial public offering (‘‘IPO’’) of 4,600,000 shares of its common stock at an initial offering price to the public of $8.00 per share, resulting in net proceeds of $31.6 million after deducting underwriters’ commissions and related expenses. Upon the closing of the IPO, all outstanding shares of preferred stock were converted into 9,221,340 shares of common stock.

4.    Net Loss Per Share

The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share (‘‘SFAS No. 128’’) and SAB 98. Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock and dilutive common stock equivalents then outstanding. Common stock equivalents consist of shares of common stock issuable upon the conversion of redeemable, convertible preferred stock and upon the exercise of warrants. Dilutive earnings per share is the same as basic earnings per share since common stock equivalents are excluded from the calculation, due to their effect being anti-dilutive.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

4.    Net Loss Per Share (continued)

	Three months ended September 30,
	2006	2005
Historical numerator: net loss attributable to common stockholders	$(4,214,456)	$(1,299,274)
Denominator: weighted average shares of common stock outstanding	15,577,484	1,580,867
Basic and diluted net loss per share attributable to common stockholders	$(0.27)	$(0.82)

	Nine months ended September 30,
	2006	2005
Historical numerator: net loss attributable to common stockholders	$(11,905,374)	$(2,810,522)
Denominator: weighted average shares of common stock outstanding	8,885,262	1,579,732
Basic and diluted net loss per share attributable to common stockholders	$(1.34)	$(1.78)

The following table outlines potentially dilutive common stock equivalents outstanding that are not included in the above historical calculations as the effect of their inclusion was anti-dilutive.

	Three months ended September 30,
	2006	2005
Redeemable, convertible preferred stock	—	9,221,340
Common stock options	1,503,902	1,283,738
Total	1,503,902	10,505,078

	Nine months ended September 30,
	2006	2005
Redeemable, convertible preferred stock	—	9,221,340
Common stock options	1,503,902	1,360,188
Total	1,503,902	10,581,528

5.    Inventory

The Company began purchasing raw materials for use in the manufacturing process in 2004. The manufacturing process of filling syringes and periodontal cups began in January 2005. Inventory is summarized as follows:

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

5.    Inventory (continued)

	September 30, 2006	December 31, 2005
Raw materials	$2,851,899	$2,519,278
Work in progress	139,765	386,561
Finished goods	884,942	1,206,755
	3,876,606	4,112,594
Less allowance for excess or obsolete inventory	(31,000)	(465,000)
	$3,845,606	$3,647,594

The Company’s GEM 21S product contains components that have expiration dates. In 2005, the Company estimated its potential exposure on the product based anticipated sales and established an allowance for excess inventory. During the three months ended June 30, 2006, the Company received FDA approval to extend the expiration date of the product. Based on current and anticipated expiration dating, the Company believes its current inventory will be utilized before product expiration. Therefore, the inventory reserve for exposure for excess inventory related to short-dated product was eliminated during the three months ended June 30, 2006. The Company continues to maintain a reserve for potential obsolete inventory.

6.    Capitalized Patent License Fees

In June 2006, the Company initiated a registration trial for its orthopedic product GEM OS1. The trial triggered a milestone payment of $500,000 to ZymoGenetics, Inc. (‘‘ZymoGenetics’’) under the Company’s January 2003 patent license agreement with ZymoGenetics. The payment has been capitalized as patent license fees and will be amortized over the remaining patent life of 4.1 years.

7.    Redeemable, Convertible Preferred Stock

Upon the closing of the IPO (see Note 3), all outstanding shares of redeemable, convertible preferred stock were converted into 9,221,340 shares of common stock.

During the three months ended September 30, 2006 and 2005, the Company recorded aggregate accretion related to redeemable, convertible preferred stock of $0 and $102,858, respectively. During the nine months ended September 30, 2006 and 2005, the Company recorded aggregate accretion related to redeemable, convertible preferred stock of $132,026 and $263,036, respectively.

8.    Capital Shares

On May 12, 2006, through its Amended and Restated Certificate of Incorporation, dated October 21, 2004, as amended May 4, 2006 (‘‘Restated Certificate of Incorporation’’), the Company approved a total of 52,500,000 shares of capital stock, and designated 37,500,000 shares as common stock, $0.001 par value per share, and 15,000,000 shares as preferred stock, $0.001 par value per share.

9.    2001 Long-Term Stock Incentive Plan

During 2001, the Company’s Board of Directors approved the adoption of the 2001 Long-Term Stock Incentive Plan (the ‘‘Option Plan’’). The Option Plan provides that stock options, other equity interests or equity-based incentives in the Company may be granted to

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

9.    2001 Long-Term Stock Incentive Plan (continued)

key personnel and consultants of the Company at an amount determined by a committee, comprised of elected board members, at the time the option is granted, taking into account the fair value of the common stock at the date of grant. The maximum term of any option granted pursuant to the Option Plan is ten years from the date of grant.

For the period from May 12, 2006 to September 30, 2006, the exercise price was determined based on the closing price of the Company’s common stock on the Nasdaq Global Market on the day of the grant. Prior to the Company’s IPO (see Note 3) on May 12, 2006, the exercise price was reviewed and modified as significant events occurred. In making its determinations regarding fair value of common stock, the Company’s Board of Directors considered a number of company and industry specific factors, including sales of preferred stock, the liquidation preference attributable to the preferred stock, achievement of milestones relating to the Company’s product and product candidates, and the Company’s expectation to continue incurring operating losses for the next several years as it continues to fund its research and development programs. In addition to considering all of the factors described above, the Board of Directors used an income approach with a discounted cash flow methodology. The income approach involves appropriate discount rates to estimated cash flows that are based on forecasts of revenues and costs. The Board’s significant assumptions included its estimates of future cash flows and the discount rate. The Board estimated future cash flows based on a combination of the contractual minimum purchases required of Luitpold, sales estimates received by the Company from Luitpold and the Company’s own internal estimates of product sales. The resulting estimated cash flow, projected over a seven year period, was then discounted to present value using a 30% discount rate. The Board allocated value between the Company’s preferred stock and its common stock, including liquidation preferences, dividends, conversion rights and economic benefits associated with the Company’s preferred stock. In making its fair value assessments, the Board allocated significant value to the Company’s preferred stock.

During all periods prior to the Company’s IPO, the liquidation value per share of the Company’s common stock had been negative, given the significant liquidation preference associated with its preferred stock.

In contemplation of the IPO, the Board of Directors reassessed the fair value of the Company’s common stock for 2005 and for the first quarter of 2006. The Board of Directors performed its analysis in accordance with the practice aid issued by the American Institute of Certified Public Accountants titled ‘‘Valuation of Privately Held Company Equity Securities Issued as Compensation.’’ The Board used the midpoint of the estimated price range for a potential offering of $18.00 (on a pre-stock split basis) and applied a liquidity discount to reflect the substantial uncertainty involved in pursuing and effectuating an initial public offering, especially for a life sciences company, the fact that the preferred stock only would convert upon the successful completion of the IPO, and that conversion was automatic only upon raising a certain amount in the offering, and the fact that even if the initial public offering were completed, substantially all of the presently issued shares of common stock and preferred stock converting into shares of common stock would be subject to lock-up agreements with the underwriters for 180 days. The Board applied an additional discount to that resulting amount in order to reflect the relative value (due to the liquidation preference and other economic and control rights associated with the Company’s preferred stock) of the common stock compared to the preferred stock. Based on this retrospective analysis, the Company determined that certain options issued during 2005 and the first quarter of 2006 had exercise prices that were below the reassessed fair value of the common stock for such periods, so the Company recorded additional compensation expense to the extent the

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

9.    2001 Long-Term Stock Incentive Plan (continued)

reassessed fair value exceeded the exercise price of the options. This expense will be amortized over the next four years.

Under the Option Plan, 2,250,000 shares of common stock at September 30, 2006 and 2005 have been reserved for issuance under the Option Plan. As of September 30, 2006 and 2005, options for 1,503,902 and 1,360,188 shares were outstanding. The options vest over a period of not greater than five years and remain exercisable for five or ten years from the date of grant. At September 30, 2006 and 2005, 516,148 and 867,312 shares were available for grant pursuant to the Option Plan.

The Company accounts for options granted to employees under SFAS No. 123(R). As discussed above, some of the options have been granted at an exercise price less than the market value of the Company’s common stock.

The weighted average remaining contractual life of outstanding options was 5.8 and 6.1 years as of September 30, 2006 and December 31, 2005, respectively.

The fair value of each option on its grant date has been estimated using the Black-Scholes option-pricing model based on the following weighted average assumptions: (1) risk-free interest rate of 4.77% and 4.01%, respectively, as of September 30, 2006 and December 31, 2005, (2) expected life of four years as of September 30, 2006 and December 31, 2005, (3) expected dividends of zero, and (4) volatility factor of 80%.

The Company has reserved shares of common stock for future issuance as follows:

	September 30, 2006	December 31, 2005
Convertible, redeemable preferred stock	—	9,221,340
Options	1,503,902	1,381,458
	1,503,902	10,602,798

Stock Options Granted to Employees

The Company granted options of 32,000 and 255,648 to employees in the three months ended September 30, 2006 and 2005, respectively, and 290,250 and 417,273 to employees in the nine months ended September 30, 2006 and 2005, respectively.

The Company has recorded compensation expense related to the issuance of the options of $184,220 and $71,289, respectively, for the three months ended September 30, 2006 and 2005, and $518,964 and $92,807, respectively, for the nine months ended September 30, 2006 and 2005.

Stock Options Granted to Board Members (Non-Employees)

The Company granted 15,406 and 11,408 options to members of the Board of Directors in the three months ended September 30, 2006 and 2005, respectively, and 15,406 and 22,095 in the nine months ended September 30, 2006 and 2005, respectively. The Company has recorded compensation expense related to the issuance of the options of $424 and $1,600 for the three months ended September 30, 2006 and 2005, respectively, and $424 and $4,800 for the nine months ended September 30, 2006 and 2005, respectively.

Stock Options Granted to Board Consultants

The Company granted options of 3,863 and 0 to consultants in the three months ended September 30, 2006 and 2005, respectively, and 31,613 and 21,750 to consultants in the nine months ended September 30, 2006 and 2005, respectively.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

9.    2001 Long-Term Stock Incentive Plan (continued)

The Company has recorded professional services expense related to the issuance of the options of $103,760 and $1,182 for the three months ended September 30, 2006 and 2005, respectively, and $118,637 and $29,961 for the nine months ended September 30, 2006 and 2005, respectively.

10.    2005 Employee Stock Purchase Plan

During 2005, the Company’s Board of Directors approved the adoption of the 2005 Employee Stock Purchase Plan (the ‘‘Purchase Plan’’). The Company’s Purchase Plan incorporates the provisions of Section 423 of the Internal Revenue Code of 1986, as amended. Under the Purchase Plan, 200,000 shares of common stock have been reserved for purchase by employees. The Purchase Plan provides for offer periods of three months to eligible employees. Under the Purchase Plan, eligible employees can purchase through payroll deductions, the lower of up to 15% of their eligible base compensation, at a price equivalent to 85% of the lower of the beginning or ending quarterly price. Employees became eligible to participate in the Purchase Plan beginning July 1, 2006. As of September 30, 2006, there are 197,334 shares available for issuance under the Purchase Plan. In accordance with the provisions of SFAS No. 123(R), the Company recognized $5,119 and $5,119 of stock-based compensation expense for the Purchase Plan during the three and nine months ended September 30, 2006, respectively.

11.    Income Taxes

At September 30, 2006, the Company had federal net operating loss (‘‘NOL’’) carryforwards of $16,903,547 that will begin to expire in 2024. State NOL carryforwards at September 30, 2006 totaled $15,360,897 and will expire between 2009 and 2019. The use of deferred tax assets including federal net operating losses and credits are limited to future taxable earnings. Based on the required analysis of future taxable income under the provisions of SFAS No. 109, Accounting for Income Taxes, management believes that there is not sufficient evidence at September 30, 2006 indicating that the results of operations will generate sufficient taxable income to realize the net deferred tax asset in years beyond 2006. As a result, a valuation allowance was provided for the entire net deferred tax asset related to future years, including loss and credit carryforwards.

The valuation allowance was $12,459,847 and $8,223,963 at September 30, 2006 and December 31, 2005, respectively. The valuation allowance increased by $4,235,884 in the nine months ended September 30, 2006.

The Company’s ability to use its NOL carryforwards is limited and subject to annual limitations. In connection with future offerings, the Company may realize a ‘‘more than fifty percent change in ownership’’ which could further limit its ability to use its NOL and tax credit carryforwards accumulated to date to reduce future taxable income and tax liabilities. Additionally, because US tax laws limit the time during which NOL and tax credit carryforwards may be applied against future taxable income and tax liabilities, the Company may not be able to take advantage of its NOL and tax credits for federal income tax purposes.

12.    Employee Benefit Plan – 401(k) Plan

Effective January 1, 2004, the Company began sponsoring a defined contribution plan covering substantially all its employees fulfilling minimum age and service requirements. Participation in the plan is optional. The expenses associated with this plan were $720 and $600 for the three months ended September 30, 2006 and 2005, respectively, and $2,155 and

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

12.    Employee Benefit Plan – 401(k) Plan (continued)

$800 for the nine months ended September 30, 2006 and 2005, respectively. No contributions were made by the Company for the three and nine months ended September 30, 2006 and 2005.

13.    Related Party Transactions

Intellectual Property

The Company’s President and Chief Executive Officer (‘‘CEO’’) was a professor at Harvard University (‘‘Harvard’’) and in such position was the co-inventor of certain intellectual property. As part of his employment arrangement with Harvard, he assigned all of his rights to the intellectual property to Harvard. The Company currently has a license agreement with Harvard with respect to some of this intellectual property. As is customary, Harvard often shares some of the royalties they receive from successful intellectual property licenses with the faculty members that invented such intellectual property. As of October 27, 2006, Harvard has paid to the Company’s CEO a total of $397,476 with respect to the Company’s payment of milestone and royalties to Harvard and the intellectual property licensed to the Company as compensation to the Company’s CEO as the co-inventor of the intellectual property that the Company licenses from Harvard, and additional payments may be due in the future.

Consulting Agreement with Spouse of the Company’s President and CEO

Prior to 2006, the Company employed, on a contract basis, the spouse of the Company’s President and CEO. The Company has paid $109,168, $104,388, and $116,108, respectively, for consulting services during the years ended December 31, 2005, 2004 and 2003. For the period from January 1, 2006 to March 6, 2006, the Company paid $33,950 for consulting services. On March 6, 2006, the spouse became a part-time employee of the Company and her consulting agreement was terminated. Her employment is at will and the terms of her employment are reviewed at least annually by the nominating and governance committee of the Board of Directors.

Consulting Agreement with New Member of the Board of Directors

In August 2006 the Company entered into a one-year consulting agreement with Gary E. Friedlaender, M.D. who was subsequently appointed to the Company’s Board of Directors in September 2006. The 2006 agreement continues the consulting relationship that the Company has had with Dr. Friedlaender pursuant to a July 2001 consulting agreement. Under the 2006 consulting agreement, Dr. Friedlaender provides consulting services to the Company relating to the use of biological products to treat orthopedic injuries and conditions. Dr. Friedlaender is compensated for his services at a rate of $625 per hour up to $5,000 per day. Under the 2006 agreement, the Company has not made any payment to Dr. Friedlaender. Under prior agreements, the Company compensated Dr. Friedlaender for his consulting through stock option grants. Dr. Friedlaender received option awards on July 15, 2001 to purchase 7,500 shares at an exercise price of $0.67, and on February 26, 2006 to purchase 20,250 shares at an exercise price of $3.63. The option awards were 100% fully vested upon issuance. Under the 2006 agreement, Dr. Friedlaender is subject to an obligation (1) not to disclose non-public information relating to the Company, (2) not to engage in competitive activities during the term of his consultancy and for 12 months thereafter and (3) not to solicit any employee of the Company during the term of his consultancy and for 12 months thereafter.

Consulting Agreement with Former Member of the Board of Directors

In February 2002, the Company entered into a consulting agreement with a then member of the Company’s Board of Directors, under which the former board member provided

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

13.    Related Party Transactions (continued)

consulting services to the Company relating to the non-clinical development of the Company’s products and interactions and filings with the FDA. The consulting agreement was terminated as of August 1, 2006, and was superseded by a new one-year agreement. On September 22, 2006, the consultant resigned from the Company’s board. Under the terms of the 2002 agreement, the former board member provided consulting services to the Company at the rate of $350 per hour, up to a maximum of $2,800 per day. During 2004, the Company paid the board member $26,875 under this consulting agreement. Under the terms of the 2006 agreement, the former board member provides an unlimited amount of consulting services to the Company at a fixed rate of $25,000 per quarter plus reimbursement of certain expenses, including administrative support expenses up to $2,500 per quarter. Under both the 2002 and 2006 agreements, the board member is subject to an obligation (1) not to disclose non-public information relating to the Company, (2) not to engage in competitive activities during the term of his consultancy and for 12 months thereafter and (3) not to solicit any employee of the Company during the term of his consultancy and for 12 months thereafter.

Consulting Agreement with Case Western Reserve University

In September 2003, the Company entered into an agreement with Case Western Reserve University (‘‘Case Western’’) to conduct certain research in bone cell growth to be directed by the former member of the Company’s Board of Directors discussed above and who is also a Professor of Biology and Pathology at Case Western. The total amount for this project was $83,500, of which $41,750 was paid in 2003 to start the project and an invoice for $41,750 was received in September 2006 to complete the project. The invoice is included in payables at September 30, 2006 and was paid in October 2006. In addition, the Company paid $5,000 in October 2005 and $26,050 in the first quarter of 2006 for training materials and other consulting services performed. The Company and Case Western agree not to disclose the confidential information of the other party for a period of three years from the date of the written disclosure of such confidential information. Either party may terminate the agreement for any reason with 30 days written notice.

Lease Agreement

The Company signed a lease agreement in 2005 for new office space with a total lease commitment of $2,901,316 and an initial lease term through 2012. The lessor is a local real estate development company, in which the Company’s President and CEO has a fifty percent ownership interest. The Company has agreed to indemnify the lessor under specific circumstances. During 2002 and 2003, the Company capitalized certain costs pursuant to this office facility development and leasing arrangement. The Company moved into the new facility in July 2005. The capitalized amounts relative to the development were $3,146,531 and $2,806,710 as of September 30, 2006 and 2005, respectively. The Company paid the lessor $154,095 and $433,612 during the three and nine months ended September 30, 2006, respectively. The Company has an outstanding long-term receivable in the amount of $106,831 from the lessor as of September 30, 2006.

Business Relationship with Corporate Secretary for Australian Subsidiary

The corporate secretary for the Company’s Australian subsidiary is a partner in the Deacons law firm. In July 2006, Deacons was retained by the Company as its primary legal counsel in Australia.  As of November 6, 2006, the Company has been billed $3,258 for services provided by the Deacons firm, and no payments have been made to the firm.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

14.    Subsequent Event

The Company formed BioMimetic Therapeutics Pty Ltd., a subsidiary in Australia, on October 2, 2006. The subsidiary has no employees and has no operating activities other than making and maintaining regulatory submissions for the Company’s product in Australia.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
BioMimetic Therapeutics, Inc.

We have audited the accompanying consolidated balance sheets of BioMimetic Therapeutics, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BioMimetic Therapeutics, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Nashville, Tennessee
May 4, 2006

BIOMIMETIC THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$33,427,708	$29,684,565
Certificates of deposit	1,000,000	1,000,000
Receivables – trade	380,911	—
Receivables – other	130,935	—
Recoverable income taxes	—	80,000
Inventory	3,647,594	821,458
Prepaid expenses	1,282,674	97,965
Total current assets	39,869,822	31,683,988
Receivables – related party	106,831	—
Property and equipment, net	3,691,331	378,942
Capitalized patent license fees, net	8,964,551	2,218,332
Deposits	10,000	23,865
Total assets	$52,642,535	$34,305,127
LIABILITIES, REDEEMABLE, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,268,954	$427,618
Accrued expenses:
Payroll, employee benefits and payroll taxes	648,835	262,650
Other accrued expenses	673,861	199,302
Current portion of capital lease obligations	—	2,056
Deferred liability	2,750,000	—
Deferred revenue	974,021	4,334,515
Total current liabilities	6,315,671	5,226,141
Accrued rent – related party	259,156	—
Deferred liability	2,500,000	—
Deferred revenue	14,206,534	—
Total liabilities	23,281,361	5,226,141
Commitments and contingencies
Series A Redeemable, Convertible Preferred Stock, $0.001 par value; 3,246,408 shares authorized; 3,246,408 shares issued and outstanding as of December 31, 2005 and 2004, respectively	8,546,030	8,482,576
Series B Redeemable, Convertible Preferred Stock, $0.001 par value; 1,147,427 shares authorized; 1,147,427 shares issued and outstanding as of December 31, 2005 and 2004, respectively	5,478,455	5,469,384
Series C Redeemable, Convertible Preferred Stock, $0.001 par value; 5,178,305 shares authorized; 4,827,505 shares issued and outstanding as of December 31, 2005; and 3,265,895 shares issued and outstanding as of December 31, 2004	36,721,125	24,754,600
Stockholders’ deficit:
Common stock, $0.001 par value; 16,906,500 shares authorized; 1,609,530 shares issued and outstanding as of December 31, 2005; 1,579,155 shares issued and outstanding as of December 31, 2004	1,609	1,579
Additional paid-in capital	2,183,689	957,898
Deferred stock compensation	(989,767)	(49,338)
Accumulated deficit	(22,579,967)	(10,537,713)
Total stockholders’ deficit	(21,384,436)	(9,627,574)
Total liabilities, redeemable, convertible preferred stock and stockholders’ deficit	$52,642,535	$34,305,127

See accompanying notes.

BIOMIMETIC THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2005	2004	2003
Revenues:
Collaborative research and development	$4,334,515	$5,600,561	$461,216
Sublicense fee	83,625	—	—
Sales	60,000	—	—
Royalty income	30,935	—	—
Grants and other	7,442	—	161,946
Total revenues	4,516,517	5,600,561	623,162
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	70,375	—	—
Research and development (a)	12,586,925	3,934,996	3,320,539
General and administrative (b)	3,401,541	2,433,764	1,157,177
Depreciation and capital lease amortization	399,217	73,735	27,733
Patent license fee amortization	651,601	397,223	87,147
	17,109,659	6,839,718	4,592,596
Loss from operations	(12,593,142)	(1,239,157)	(3,969,434)
Interest income, net	920,722	196,045	47,418
Loss on disposal of equipment	(3,762)	—	—
Loss before income taxes	(11,676,182)	(1,043,112)	(3,922,016)
Income taxes	—	—	77,431
Net loss	(11,676,182)	(1,043,112)	(3,999,447)
Preferred stock accretion	(366,072)	(111,270)	(63,291)
Net loss attributable to common stockholders	$(12,042,254)	$(1,154,382)	$(4,062,738)
Basic and diluted net loss per share attributable to common stockholders	$(7.59)	$(0.73)	$(2.57)
Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	1,587,219	1,579,155	1,579,155
Related party disclosures:
(a) – Research and development includes professional fees to related parties of:	$114,168	$131,263	$157,750
(b) – General and administrative includes rent expense to related parties of:	$271,967	$—	$—

See accompanying notes.

BIOMIMETIC THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

For the Years Ended December 31, 2005, 2004 and 2003

	Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance at December 31, 2002	1,579,155	$1,579	$946,153	$(161,282)	$(5,320,593)	$(4,534,143)
Amortization of deferred compensation expense:
Employees	—	—	—	64,414	—	64,414
Board of directors	—	—	—	7,625	—	7,625
Preferred stock accretion	—	—	—	—	(63,291)	(63,291)
Net loss	—	—	—	—	(3,999,447)	(3,999,447)
Balance at December 31, 2003	1,579,155	1,579	946,153	(89,243)	(9,383,331)	(8,524,842)
Compensation relating to common stock options granted to:
Employees	—	—	5,000	—	—	5,000
Consultants	—	—	6,745	—	—	6,745
Amortization of deferred compensation expense:
Employees	—	—	—	32,280	—	32,280
Board of directors	—	—	—	7,625	—	7,625
Preferred stock accretion	—	—	—	—	(111,270)	(111,270)
Net loss	—	—	—	—	(1,043,112)	(1,043,112)
Balance at December 31, 2004	1,579,155	1,579	957,898	(49,338)	(10,537,713)	(9,627,574)
Issuance of common stock upon exercise of stock options	30,375	30	26,310	—	—	26,340
Compensation relating to common stock options granted to:
Employees	—	—	1,060,728	(1,060,728)	—	—
Board of directors	—	—	91,757	(91,757)	—	—
Consultants	—	—	46,996	—	—	46,996
Amortization of deferred compensation expense:
Employees	—	—	—	161,691	—	161,691
Board of directors	—	—	—	50,365	—	50,365
Preferred stock accretion	—	—	—	—	(366,072)	(366,072)
Net loss	—	—	—	—	(11,676,182)	(11,676,182)
Balance at December 31, 2005	1,609,530	$1,609	$2,183,689	$(989,767)	$(22,579,967)	$(21,384,436)

See accompanying notes.

BIOMIMETIC THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2005	2004	2003
Cash flows from operating activities
Net loss attributable to common stockholders	$(12,042,254)	$(1,154,382)	$(4,062,738)
Adjustments to reconcile net loss attributable to common stockholders to net cash provided by (used in) operating activities:
Depreciation and capital lease amortization expense	399,217	73,735	27,733
Patent license fee amortization	651,601	397,223	87,147
Loss on disposal of equipment	3,762	—	—
Preferred stock accretion	366,072	111,270	63,291
Non-cash compensation and consulting expense	259,052	51,650	72,039
Changes in operating assets and liabilities:
Recoverable income taxes	80,000	(80,000)	—
Receivables – trade	(380,911)	—	—
Receivables – other	(130,935)	—	—
Receivables – related party	(106,831)	—	—
Inventory	(2,826,136)	(821,458)	497,650
Prepaid expenses	(1,184,709)	(97,965)	—
Deposits	5,920	872	6,555
Accounts payable	841,336	321,220	5,941
Income taxes payable	—	(77,431)	77,431
Accrued payroll, employee benefits and payroll taxes	386,185	236,016	(8,245)
Other accrued expenses	474,559	(362,068)	256,904
Deferred revenue	10,846,040	(5,204,269)	9,538,784
Deferred liability	5,250,000	—	—
Accrued rent – related party	259,156	—	—
Net cash provided by (used in) operating activities	3,151,124	(6,605,587)	6,562,492
Cash flows from investing activities
Capitalized patent license fees	(6,897,820)	(1,000,000)	(600,000)
Purchases of certificates of deposit	—	—	(2,000,000)
Redemption of certificates of deposit	—	1,000,000	—
Proceeds from disposal of equipment	1,000	—	—
Purchases of property and equipment	(3,708,423)	(287,040)	(115,347)
Net cash used in investing activities	(10,605,243)	(287,040)	(2,715,347)
Cash flows from financing activities
Payments on capital lease obligations	(2,056)	(5,042)	(5,877)
Repayment of note payable to stockholder	—	—	(37,868)
Issuance of common stock	26,340	—	—
Issuance of Series A Redeemable, Convertible Preferred Stock, net	—	61,342	—
Issuance of Series B Redeemable, Convertible Preferred Stock, net	—	—	4,954,644
Issuance of Series C Redeemable, Convertible Preferred Stock, net	11,172,978	24,715,786	—
Net cash provided by financing activities	11,197,262	24,772,086	4,910,899

Net increase in cash and cash equivalents	3,743,143	17,879,459	8,758,044
Cash and cash equivalents, beginning of period	29,684,565	11,805,106	3,047,062
Cash and cash equivalents, end of period	$33,427,708	$29,684,565	$11,805,106
Supplemental disclosures of cash flow information
Interest paid	$42	$554	$2,146
Income taxes paid	$—	$157,431	$—
Supplemental non-cash disclosures
Issuance of preferred stock to obtain patent licenses	$500,000	$—	$500,000

See accompanying notes.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization, Basis of Accounting and Operations

BioMimetic Therapeutics, Inc. (the ‘‘Company’’ and formerly BioMimetic Pharmaceuticals, Inc.) was incorporated on April 14, 1999, in the state of Tennessee for the purpose of introducing new products primarily used for bone and tissue regeneration and indicated for use in the treatment of periodontal, craniofacial, and orthopedic skeletal defects and injuries.

Effective June 1, 2001, BioMimetic Pharmaceuticals, Inc., merged with and into BioMimetic Merger Corp., a Delaware corporation. As part of the merger agreement, BioMimetic Merger Corp. designated the surviving corporate name to be BioMimetic Pharmaceuticals, Inc., a Delaware corporation. The transactions described above have been accounted for as common control reorganizations. In July 2005, the Company changed its corporate name to BioMimetic Therapeutics, Inc.

The Company formed a wholly-owned subsidiary, BioMimetic Therapeutic Limited, in the United Kingdom in October 2005 for the purpose of making and maintaining regulatory submissions for its products in the European Union. As of December 31, 2005, the subsidiary has no employees and has no other operating activities.

Since inception, the Company has expended significant funds on developing its product, business planning, obtaining financing, and obtaining skilled employees. The Company received its initial funding of $3,250,000 through the issuance of Series A preferred stock in March 2001 and initiated substantive research and development activities shortly thereafter. Prior to March 2001, the Company’s operations had consisted of miscellaneous initial start up activities and fund raising activities. The only equity issuances during the period from inception (April 14, 1999) through March 2001 consisted of approximately 1.5 million shares of common stock issued to the founders at inception for a nominal cash contribution. Operating losses have resulted in an accumulated deficit of $22,579,967 and $10,537,713, respectively, as reported in the accompanying balance sheets as of December 31, 2005 and 2004. The majority of the Company’s operating losses during the period from inception (April 14, 1999) through December 31, 2001 were incurred during the year ended December 31, 2001. During the period from inception (April 14, 1999) through December 31, 2000, the Company had minimal operations.

The Company’s first product, GEM 21S® Growth-factor Enhanced Matrix, received approval from the US Food and Drug Administration (‘‘FDA’’) on November 18, 2005. GEM 21S is exclusively licensed to Luitpold Pharmaceuticals, Inc. (‘‘Luitpold’’) for marketing and distribution and sales of the product began late in the fourth quarter of 2005.

Management plans to derive revenue from the sale or licensing of its drug-device combination products for the repair of injuries to bone, cartilage, ligaments and tendons. The Company’s first product is being marketed through a partnership with Luitpold for bone and periodontal regeneration. The Company is also developing several orthopedic products which are at early stages of product development. If and when the orthopedic products are introduced to market, additional time may be necessary before significant revenues are realized. Based on the early stages of product sales for the Company’s first product and the early stages of the Company’s orthopedic product development, operating losses are expected to continue for the foreseeable future. The success of the Company’s future operations is primarily dependent on its ability to gain market acceptance of its products, obtain additional capital and financing on acceptable terms and on its ability to complete clinical trials and obtain necessary licenses and approvals. Inability to obtain adequate funding, delays and unanticipated costs in obtaining the required licenses and approvals, unforeseen problems with clinical trials or losses of key personnel could affect the Company’s results of operations.

During 2001, the Company issued 1,682,058 shares of Series A Redeemable, Convertible Preferred Stock for $4,250,000, less $204,779 of associated costs. During 2002, the Company

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

1.    Organization, Basis of Accounting and Operations (continued)

issued 1,539,855 shares of Series A Redeemable, Convertible Preferred Stock for $4,250,000, less $78,125 of associated costs. During 2003, the Company issued 1,043,115 shares of Series B Redeemable, Convertible Preferred Stock for $5,000,000, less $45,354 of associated costs. During 2004, the Company issued 24,495 shares of Series A Redeemable, Convertible Preferred Stock for $61,894, less $552 of associated costs and 3,265,895 shares of Series C Redeemable, Convertible Preferred Stock for $25,713,476, less $997,690 of associated costs. As discussed in Note 10, in April, 2005, the Company issued an additional 1,498,105 shares of Series C Redeemable, Convertible Preferred Stock for $11,795,082, less $618,745 of associated costs. In June 2005, the Company issued 63,505 shares of Series C Preferred Stock at $7.87 per share in lieu of a $500,000 payment due to ZymoGenetics, Inc. (‘‘ZymoGenetics’’) under the license agreement with ZymoGenetics. Net proceeds from all issuances have been used to fund the Company’s operations.

As discussed in Note 4, the Company received $10,000,000 from Luitpold in December 2003 in connection with the execution of certain agreements. In December 2005, the Company received $15,000,000 from Luitpold upon receiving approval from the FDA for the Company’s first product, GEM 21S. The proceeds have been used to fund the Company’s operations.

The Company has met its milestone requirements to date, but there is no assurance that the Company will be able to continue to meet all milestone requirements. In that event, the Company may require additional funds that are not currently available to support operations in 2007 and thereafter.

2.    Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and certificates of deposit with original maturities of less than 90 days to be cash equivalents.

Receivables – Trade

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company began selling its product in December 2005. The trade receivables balance represents the amounts due from the Company’s marketing and distribution partner, Luitpold, as discussed in Note 4. The Company has not experienced any past due or delinquency in payments from Luitpold, and has, therefore, not established an allowance for doubtful accounts. The Company intends to aggressively pursue any past due balances from Luitpold before writing the balance off as a bad debt. The Company did not experience any bad debt write-offs in 2005.

The trade accounts receivable balance at December 31, 2005 represents a legal and enforceable receivable from Luitpold for the sale of products by Luitpold. As discussed in the Company’s revenue recognition policy, the Company defers the recognition of revenue on the products that Luitpold has a right of exchange until the criteria for the proper recognition of revenue is met. In addition to the sales transaction, the Company is responsible for the collection and payment of certain taxes applicable to the transaction. As of December 31, 2005, the sales transaction with Luitpold was recorded as a receivable balance of $380,911, taxes payable of $56,731, deferred revenue of $264,180, and sales revenue of $60,000. See the Company’s revenue recognition policy for additional information.

Receivables – Other

Receivables from others represent amounts due from contractual obligations or normal course of business transactions.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

     Receivables – Related Party

During the construction of the Company’s new office space, the landlord provided the Company with a tenant build-out allowance of $106,831. The receivable and offsetting deferred rent liability have been recorded in the financial statements as a long-term receivable and long-term liability. The deferred rent component is being amortized and recorded as a reduction to rent expense. The Company’s Chief Executive Officer has an ownership interest in the landlord as discussed in Note 15.

Inventory

Inventories are carried at the lower of cost (first-in, first-out) or net realizable value and at December 31, 2005, consisted of bulk drug substances to be utilized in the manufacturing of the Company’s products. Work in progress consists of filled syringes and cups that will be packaged in the finished kits to be sold to consumers. Finished goods consist of packed GEM 21S kits ready for sale. Shipping and handling costs are included in the costs of sales of the product.

As of December 31, 2005, an inventory reserve of $465,000 has been recorded for inventory that may expire before it is sold. Certain lots of the Company’s GEM 21S product contain components that have expiration dates of less than 12 months. The Company has established its reserve based on its estimates of expected future sales of this specific short-dated inventory.

Valuation of Purchase Commitments

The Company has substantial firm purchase commitments with certain of its suppliers related to future inventory requirements. At each period end, the Company assesses the need for any provision for future losses associated with these future purchase commitments in accordance with Accounting Research Bulletin (‘‘ARB’’) No. 43. As of December 31, 2005, no reserves have been recorded associated with these future purchase commitments.

Prepaid Expenses

Prepaid expenses consist of supplies, rent, insurance premiums that the Company has paid in advance, and professional services incurred and paid in conjunction with the Company’s initial public offering transaction, as discussed in Note 17.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company has determined the estimated useful lives of its property and equipment range from three to seven years.

Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Capitalized Patent License Fees

The Company has capitalized certain costs including milestone and sub-license fees, related to obtaining patent licenses from non-related party institutions. The Company’s policy is to capitalize and amortize these costs over the estimated life of the patents. These patent license fees are being amortized through 2009 and 2010, the estimated life of the patents (see Note 7).

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

     Accrued Expenses and Deferred Liabilities

As part of the process of preparing its consolidated financial statements, management is required to estimate expenses that the Company has incurred for which it has not been invoiced. This process involves identifying services that have been performed on the Company’s behalf and estimating the level of services performed by third parties and the associated cost incurred for such services where the Company has not been invoiced or otherwise notified of actual costs. Examples of expenses for which the Company accrues based on estimates include milestone payments, salaries and wages, unpaid vacation and sick pay, fees for services, such as those provided by clinical research and data management organizations, investigators and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. In connection with such service fees, these estimates are most affected by management’s understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of the Company’s service providers invoice the Company monthly in arrears for services performed. In the event that the Company does not identify certain costs that have begun to be incurred or the Company under or over estimates the level of services performed or the costs of such services, the actual expenses could differ from such estimates. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often subjective determinations. Management makes these estimates based upon the facts and circumstances known to it at the time and in accordance with accounting principles generally accepted in the United States. Milestone payments due within 12 months are considered short-term liabilities and those due in over 12 months are considered long-term liabilities (see Note 10).

Principles of Consolidation

The accompanying consolidated financial statements include the Company and its wholly-owned subsidiary, BioMimetic Therapeutic Limited. Intercompany balances and transactions are eliminated in consolidation. The subsidiary did not have any employees and had no operating activities in 2005.

    Revenue Recognition

Sales

The Company generated its first revenues from the sale of products to Luitpold in December 2005. Luitpold has an exclusive agreement with the Company and is responsible for the distribution and sale of the Company’s product. The Company’s revenue policy is to recognize sales revenue upon delivery of the product to Luitpold. The Company follows the revenue recognition criteria outlined in, Staff Accounting Bulletin (‘‘SAB’’) 101, Revenue Recognition in Financial Statements (‘‘SAB 101’’) as amended by SAB 104, Revenue Recognition, and Emerging Issues Task Force (‘‘EITF’’) Issue 00-21, Revenue Arrangements with Multiple Deliverables (‘‘EITF Issue 00-21’’), and SFAS No. 48, Revenue Recognition When Right of Return Exists.

During 2005, the Company agreed to ship certain identified product to Luitpold that has an expiration date of less than one year (‘‘short-dated’’) and provided Luitpold with the right of exchange for any short-dated product that reaches six months or less to its expiration date. Sales revenue for the identified short-dated product is recognized upon the completion of the sale by Luitpold. As of December 31, 2005, the Company had recorded deferred revenue of $264,180 and recognized sales revenue of $60,000.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

    Revenue Recognition (continued)

Royalties

In exchange for the rights to the exclusive worldwide marketing, distribution and sales of the product, Luitpold is obligated to pay royalties to the Company based on net sales by Luitpold. Luitpold is required to report its sales and remit royalties to the Company on a quarterly basis. The Company’s policy is to recognize royalty income when the information is received from Luitpold.

Collaborative research and development

The Company has collaborative research and development agreements with Luitpold. The Company follows the revenue recognition criteria outlined in SAB 101, as amended by SAB 104, and EITF Issue 00-21. Revenues received for ongoing research and development activities under collaborative agreements are recognized as these activities are performed pursuant to the terms of the related agreements (see Note 4). Any amounts received in advance of performance are recorded as deferred revenue until earned. Accordingly, up-front, non-refundable license fees under agreements where the Company has an ongoing research and development commitment are amortized, on a straight-line basis, over the term of such commitment.

Sublicense fees

The Company has an exclusive sublicense agreement with Luitpold. Sublicense fees are due to the Company upon achievement of the milestone criteria. In December 2005, the Company received $15,000,000 from Luitpold upon receiving approval from the FDA for the Company’s first product, GEM 21S. Revenues from the sublicense agreement are recognized pursuant to the term of the agreement and are being amortized over the life of the agreement, which expires December 31, 2026. Payments received in advance of revenue recognized are recorded as deferred revenue (see Note 4). The timing of cash received from the Company’s agreement differs from revenue recognized. The Company follows the revenue recognition criteria outlined in SAB 101, as amended by SAB 104, and EITF Issue 00-21.

Grants and other

Revenue related to grant awards is recognized as related research and development expenses are incurred.

     Research and Development

The Company expenses cost associated with research and development activities as incurred. The Company evaluates payments made to suppliers and other vendors in accordance with SFAS No. 2, Accounting for Research and Development Costs, and determines the appropriate accounting treatment based on the nature of the services provided, the contractual terms, and the timing of the obligation. Research and development costs include payments to third parties that specifically relate to the Company’s product candidates in clinical development, such as payments to contract research organizations, clinical investigators, manufacture of clinical material, product related consultants, contract manufacturing start-up costs, manufacturing scale-up costs, milestone payments and insurance premiums for clinical studies. In addition, employee costs (salaries, payroll taxes, benefits, and travel) for employees of the manufacturing, regulatory affairs, quality assurance, quality control, and research and development departments are classified as research and development costs.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

    Income Taxes

The Company accounts for income taxes utilizing the asset and liability method prescribed by the provisions of Statement of Financial Accounting Standards (‘‘SFAS’’) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    Stock-Based Compensation

SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation to employees using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (‘‘APB Opinion No. 25’’), and related Interpretations. Under APB Opinion No. 25, no compensation costs related to stock options issued to employees are recognized if options are issued with exercise prices equal to or greater than the estimated fair market value of the stock at the date of grant.

SFAS No. 123, as amended by SFAS No. 148, established new financial and reporting standards for stock-based compensation plans. As the Company has adopted the disclosure-only provision of SFAS No. 123, as amended, only the intrinsic value portion of compensation expense as required by APB Opinion No. 25 has been recorded in the Company’s financial statements for options issued to employees, consultants, and members of the board of directors. The Company accounts for all options issued to its scientific advisory board members and other non-employees in accordance with SFAS No. 123, as amended.

The following table illustrates the effect on net loss attributable to common stockholders and basic net loss per share attributable to common stockholders had the Company applied the fair value provisions of SFAS No. 123 to employee stock-based compensation:

	Years ended December 31,
	2005	2004	2003
Net loss attributable to common stockholders – as reported	$(12,042,254)	$(1,154,382)	$(4,062,738)
Add: Amortization of deferred stock compensation expense included in net loss as – reported	212,056	44,905	72,039
Deduct: Stock compensation expense determined under fair value method	(298,038)	(52,352)	(81,229)
Pro forma loss attributable to common stockholders	$(12,128,236)	$(1,161,829)	$(4,071,928)

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

    Stock-Based Compensation (continued)

	Years ended December 31,
	2005	2004	2003
Net loss attributable to common stockholders per share:
As reported	$(7.59)	$(0.73)	$(2.57)
Pro forma	$(7.64)	$(0.74)	$(2.58)
Risk free interest rate	4.03%	3.43%	3.01%
Weighted average expected life	5 years	5 years	5 years
Weighted average fair value of options granted	$2.90	$—	$0.10
Weighted average exercise price	$2.67	$2.08	$1.26

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), ‘‘Share-Based Payment’’ (‘‘SFAS 123R’’) which is a revision of SFAS No. 123, ‘‘Accounting for Stock-Based Compensation.’’ SFAS 123R supersedes APB Opinion No. 25, ‘‘Accounting for Stock Issued to Employees,’’ and amends SFAS 95, ‘‘Statement of Cash Flows.’’ Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees or directors, including grants of employee and director stock options, to be recognized as an expense on the income statement based on their fair values as of the grant date. Pro forma disclosure is no longer an alternative. SFAS 123R must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company adopted SFAS 123R on January 1, 2006 using the prospective method of transition as proscribed by SFAS 123R. As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using the intrinsic value method under APB Opinion No. 25 and, as such, generally recognize no compensation cost for employee stock options issued at fair market value. Accordingly, the adoption of the fair value method under SFAS 123R will have a significant impact on our results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss and loss per share above.

Comprehensive Loss

The Company’s comprehensive losses as defined by SFAS No. 130, Reporting Comprehensive Income, are the same as the net losses reported.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash, cash equivalents, accounts payable, and capital lease obligations, approximate fair value due to the short term nature of these financial instruments.

    Concentration of Credit Risk and Limited Suppliers

Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentrations of credit risk to the extent recorded on the balance sheets. The Company maintains cash in a local financial institution in excess of Federal Deposit Insurance Corporation limitations. The Company believes that it has established guidelines for investment of its excess cash that maintains principal and liquidity through its policies on diversification and investment maturity. The Company has not incurred any losses on these cash balances as of December 31, 2005.

The Company relies on certain materials used in its development process that are procured from a single source supplier as well as certain third-party contract manufacturers that make its product and product candidates. The failure of its supplier or contract manufacturers to deliver on schedule, or at all, could delay or interrupt the development process and/or revenue stream and adversely affect the Company’s operating results.

The Company currently sells its only product through an exclusive distribution and marketing arrangement with Luitpold. Essentially all of the Company’s receivables and foreseeable future sales rely on this one company. Any adverse events relating to Luitpold could have a material impact on our future revenues and our ability to collect receivables.

Segment Information

The Company has determined that it is principally engaged in one operating segment. The Company’s product development efforts are primarily in the treatment of bone loss associated with advanced periodontal disease and orthopedic injuries to bone, cartilage, ligaments or tendons.

    Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (‘‘SFAS No. 154’’). SFAS No. 154 is a replacement of APB Opinion No. 20, Accounting Changes (‘‘APB Opinion No. 20’’), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements (‘‘SFAS No. 3’’). This statement applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes to accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of the statement. The Company does not expect the adoption of SFAS No. 154 to have a material impact on the Company’s financial position or results of operations.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

3.    Net Loss Per Share

The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share (‘‘SFAS No. 128’’) and SAB 98. Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock and dilutive common stock equivalents then outstanding. Common stock equivalents consist of shares of common stock issuable upon the conversion of redeemable, convertible preferred stock and upon the exercise of stock options, and the conversion of redeemable, convertible preferred stock upon the exercise of warrants. Dilutive earnings per share is the same as basic earnings per share since common stock equivalents are excluded from the calculation, due to their effect being anti-dilutive.

	2005	2004	2003
Historical numerator: net loss attributable to common stockholders	$(12,042,254)	$(1,154,382)	$(4,062,738)
Denominator: weighted average shares of common stock outstanding	1,587,219	1,579,155	1,579,155
Basic and diluted net loss per share attributable to common stockholders	$(7.59)	$(0.73)	$(2.57)

The following table outlines potentially dilutive common stock equivalents outstanding that are not included in the above historical calculations as the effect of their inclusion was anti-dilutive.

	2005	2004	2003
Redeemable, convertible preferred stock	9,221,340	7,659,730	4,369,340
Common stock options	1,381,458	909,600	524,663
Total	10,602,798	8,569,330	4,894,003

4.    Agreements with Luitpold Pharmaceuticals, Inc.

In December 2003, we entered into three agreements that cover an exclusive worldwide sublicense, research and development, marketing and distribution partnership with Luitpold for GEM 21S.

The research, development and marketing agreement outlines the Company’s obligations to Luitpold to support its marketing of products subject to the manufacturing and supply agreement and the exclusive sublicense agreement. The Company has agreed to (1) use commercially reasonable efforts to complete the clinical studies and regulatory filings for GEM 21S in the US, EU, and Canada; (2) conduct certain studies necessary to extend the shelf life of GEM 21S; (3) provide Luitpold with marketing assistance; and (4) assist Luitpold with regulatory approvals outside the US, EU, and Canada. Luitpold made a lump sum payment of $10,000,000 to the Company upon execution of the research, development and marketing agreement and agreed to make a milestone payment to the Company upon EU approval of GEM 21S. The research, development and marketing agreement will expire on the fifth anniversary of the EU approval milestone payment. Either party may terminate the agreement if the other party breaches a material provision and fails to cure the breach within sixty days of notice. The research, development and marketing agreement will automatically terminate if either the manufacturing and supply agreement or the exclusive sublicense agreement is

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

4.    Agreements with Luitpold Pharmaceuticals, Inc. (continued)

terminated. If a party’s performance under the agreement is prevented for twelve months because of a force majeure event, the other party may terminate the agreement.

The sublicense agreement grants to Luitpold sublicense rights under intellectual property that the Company licenses from ZymoGenetics and co-owns with and licenses from Harvard, and grants Luitpold certain rights to the improvements relating to GEM 21S. Luitpold is responsible for the worldwide sale and distribution of GEM 21S for periodontal and cranio-maxillofacial applications. Luitpold is required to make milestone and royalty payments to the Company, and is required to maintain agreed upon sales and customer service staffing levels. The sublicense agreement provides for a minimum royalty obligation for the first six years following the first sale of GEM 21S. In addition, the agreement obligates the Company to seek regulatory approval for GEM 21S in the US, EU and Canada, and Luitpold is given an option to seek regulatory approval in all other territories. The sublicense agreement also sets forth certain obligations and rights regarding the maintenance and enforcement of the licensed intellectual property rights. As a result of an amendment dated December 21, 2005, the sublicense agreement will expire in December 2026, but is subject to indefinite continuous five year extensions by Luitpold upon one years notice to the Company. Either party may terminate the sublicense agreement if the other party breaches a material provision and fails to cure the breach within sixty days of notice. The exclusive sublicense will automatically terminate if either the manufacturing and supply agreement or the research, development and marketing agreement is terminated. If a party’s performance under the agreement is prevented for twelve months because of a force majeure event, the other party may terminate the agreement.

The manufacturing and supply agreement obligates Luitpold to purchase all of its requirements for GEM 21S from the Company and the Company is obligated to meet such requirements to the extent they are consistent with Luitpold’s forecasts. The agreement sets forth the pricing for the products, and provides for periodic price increases based on inflation and/or increases in the Company’s manufacturing costs. In addition, the agreement includes minimum purchase commitments for seven years following the first purchase. As a result of an amendment dated December 21, 2005, this agreement will expire in December 2026, but is subject to automatic five year extensions unless either party gives six months notice of its intent not to renew. Either party may terminate the manufacturing and supply agreement if the other party breaches a material provision and fails to cure the breach within sixty days of notice. In addition, the Company may terminate the manufacturing and supply agreement if the product is found to infringe a third party’s intellectual property rights.

Upon execution of the research, development and marketing agreement, Luitpold paid the Company $10,000,000 to compensate for the cost of product development incurred prior to the contract and up to FDA approval, including costs of completing the clinical trials, regulatory activities and any post marketing or other studies required as a condition of the initial approvals. In accordance with the provisions of EITF 00-21, and the specific guidance in that literature to biotech license, research and development, and contract manufacturing agreements, the Company amortized the $10,000,000 proceeds related to the initial research and development payment over the term of the research and development activities up to the Company’s estimated approval date for GEM 21S, which was estimated to be October 2005. The estimated approval date was based on our knowledge of the review process and review/approval timing of other devices by the FDA. Actual approval was received in November 2005. The effect of the change in accounting estimate resulted in a decrease in revenue of $2,447,723 and in earnings per share of $1.55 for the year ended December 31, 2004, and a corresponding increase in revenue of $2,447,723 and earnings per

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

4.    Agreements with Luitpold Pharmaceuticals, Inc. (continued)

share of $1.54 for the year ended December 31, 2005. At December 31, 2004, the Company’s deferred revenue was $4,334,515. Included in collaborative research and development revenues for the years ended December 31, 2005, 2004 and 2003 is $4,334,515, $5,204,269 and $461,216, respectively, of the $10,000,000 proceeds representing amortization of the proceeds over the 22-day period from December 9, 2003, through December 31, 2003, the year ended December 31, 2004, and the 304-day period from January 1, 2005, through October 31, 2005. Cumulative revenue recorded under this agreement is $10,000,000 as of December 31, 2005.

The Company began post-marketing clinical studies in December 2002. In 2004, the Company reached an agreement with Luitpold, whereby Luitpold agreed to pay for the post-marketing studies. In accordance with the provisions of EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, and the provisions of EITF 00-21, and the specific guidance in that literature to biotech license, research and development, and contract manufacturing agreements, the Company recorded collaborative research and development revenues for the year ended December 31, 2004 of $396,292 for the payments received from Luitpold under this agreement. No payments related to post-marketing studies were received in 2005, and thus, cumulative payments totaling $396,292 have been received from Luitpold under this agreement through December 31, 2005.

The Company’s first product, GEM 21S, received approval from the FDA on November 18, 2005. As a result, the Company received an initial milestone payment related to the Luitpold exclusive sublicense agreement in the amount of $15,000,000 from Luitpold. In accordance with the provisions of EITF 00-21, and the specific guidance in that literature to biotech license, research and development, and contract manufacturing agreements, the Company is amortizing the $15,000,000 proceeds over the term of the sublicense agreement with Luitpold, which expires December 31, 2026. At December 31, 2005, the Company’s deferred revenue balance was $14,916,375. Included in sublicense fee revenues for the year ended December 31, 2005 is $83,625 of the $15,000,000 proceeds representing amortization of the proceeds over the 43-day period from November 18, 2005, through December 31, 2005. Cumulative revenue recorded under this agreement is $83,625 as of December 31, 2005.

In exchange for the rights to the exclusive worldwide marketing, distribution and sales of the product, Luitpold is obligated to pay royalties on its net sales to the Company. Luitpold is required to report its sales and remit royalties to the Company on a quarterly basis. Sales revenue of $60,000 has been recognized for the year ended December 31, 2005. In addition, royalty income of $30,935 has been recognized for the year ended December 31, 2005.

5.    Inventory

The Company began purchasing raw materials for use in the manufacturing process in 2004. The manufacturing process of filling syringes and periodontal cups began in January of 2005. Inventory at December 31 is summarized as follows:

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

5.    Inventory (continued)

	2005	2004
Raw materials	$2,519,278	$821,458
Work in progress	386,561	—
Finished goods	1,206,755	—
	4,112,594	821,458
Less allowance for excess inventory	(465,000)	—
	$3,647,594	$821,458

Certain lots of the Company’s GEM 21S product contain components that have expiration dates less than the 12 months required under the Company’s manufacturing and supply agreement with Luitpold. The Company has agreed that Luitpold may exchange these lots if they will expire within 6 months. The Company has estimated its exposure on the product based on Luitpold’s sales to date and expected sales over the near term and established an allowance for excess inventory.

6.    Property and Equipment

Property and equipment at December 31 is summarized as follows:

	2005	2004
Office equipment and computers	$798,409	$315,580
Purchased software	2,479	2,479
Furniture and fixtures	399,597	63,659
Construction in process	—	117,150
Leasehold improvements	3,001,638	—
	4,202,123	498,868
Less accumulated depreciation and amortization	(510,792)	(119,926)
	$3,691,331	$378,942

Leasehold improvements encompassing a build out of approximately 23,150 square feet of offices and specialized wet lab facilities in the amount of $3,001,638 have been capitalized and are being amortized over the initial term of the lease. Included in the cost of the Company’s improvements was the amount necessary to upgrade utilities and infrastructure to support biotechnology wet lab space, which includes lab casework, plumbing, electrical and HVAC systems designed specifically for biotechnology laboratory facilities and intensive data and computer needs. Amortization expense for these leasehold improvements was $215,180 for the year ended December 31, 2005.

Depreciation and capital lease amortization expense for the years ended December 31, 2005, 2004 and 2003 was $399,217, $73,735 and $27,733, respectively.

The Company disposed of equipment, resulting in a loss on disposal of $3,762, net of proceeds of $1,000, for the year ended December 31, 2005.

7.    Capitalized Patent License Fees

In June 2005, the Company filed an Investigational New Drug Application (‘‘IND’’) with the FDA for its orthopedic product. The IND filing triggered a milestone payment of $500,000 to ZymoGenetics under the Company’s January 2003 patent license agreement with ZymoGenetics.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

7.    Capitalized Patent License Fees (continued)

In November 2005, the Company acquired patent licenses from the Institute of Molecular Biology (‘‘IMB’’), incurring costs of $327,820. The acquisition of IMB patent licenses triggered a $20,000 milestone payment to Harvard under the Company’s license agreement.

The FDA approval of the Company’s product, GEM 21S, triggered a $50,000 milestone payment to Harvard under the Company’s license agreement with Harvard. In addition, the Company was required to pay $4,000,000 to ZymoGenetics within ten days of the FDA’s approval of GEM 21S, and an additional $1,000,000 within thirty days of the approval.

The receipt of $15,000,000 from Luitpold (see Note 4) triggered a sublicense patent fee payment of $1,500,000 to Harvard under the Company’s patent license agreement.

Each of these milestone transactions has been capitalized as a patent license fee and is being amortized over the life of the patent licenses. The Company has capitalized $10,171,312, $2,773,492 and $1,773,492, of costs related to the acquisition of its patent licenses as of December 31, 2005, 2004, and 2003 respectively. The Company is amortizing these costs through 2009 and 2010, the estimated life of the patent licenses. The Company has recorded $651,601, $397,223 and $87,147 of patent license fee amortization for the years ended December 31, 2005, 2004 and 2003, respectively.

Based on agreements in place and payments made as of December 31, 2005, amortization of capitalized patent license fees for the next five years is expected to not be less than $2,048,157 for the years ended December 31, 2006 through 2008, $1,719,074 for the year ended December 31, 2009 and $1,101,005 for the year ended December 31, 2010.

8.    Accrued Expenses

Accrued expenses at December 31 are summarized as follows:

	2005	2004
Payroll, employee benefits and payroll taxes	$648,835	$262,650
Professional fees	415,818	145,227
Contract manufacturing	178,687	—
Taxes and licenses	65,603	30,777
Travel	—	3,692
Office supplies	8,435	—
Other	5,318	19,606
	673,861	199,302
	$1,322,696	$461,952

9.    Deferred Liability

The Company’s first product, GEM 21S, received approval from the FDA on November 18, 2005. As a result of the FDA approval, the Company was required to pay milestone payments totaling $10,050,000 to suppliers or patent licensors.

Under the Company’s July 2004 commercial supply agreement with Chiron Corporation (now Novartis) for rhPDGF, the Company was obligated as of the date of FDA approval to pay Novartis a total of $5 million as a milestone payment. Based on the guidance in SFAS No. 2, Accounting for Research and Development Costs, the Company accrued and expensed the $5 million obligation as research and development during 2005. Under this agreement, the

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

9.    Deferred Liability (continued)

Company was obligated to pay $1,250,000 to Novartis within thirty days of the FDA’s approval of GEM 21S. In addition, the Company is required to pay Novartis $3,750,000 over the next three years in annual installments of $1,250,000. As of December 31, 2005, a current liability of $1,250,000 and a long term liability of $2,500,000 have been recorded.

The Company recorded an accrued liability of $1,500,000 for a patent sublicense fee payment due to Harvard based on the $15,000,000 sublicense milestone payment received in December 2005 from Luitpold. This patent sublicense fee to Harvard will be amortized over the remaining life of the Harvard patents.

10.    Commitments and Contingencies

    Capital Leases

The Company leases certain computer equipment and a copier under agreements classified as capital leases. The leased assets serve as security for these liabilities. The net book value of such equipment at December 31, 2005, 2004 and 2003 totaled $0, $2,769 and $5,538, respectively. The capital lease was paid in full and fully depreciated during 2005.

    Operating Leases

The Company maintains operating leases for the use of office space and business equipment. The Company occupied new office space in July 2005. The office space lease agreement is a non-cancelable operating lease through June 2012. The future commitments under these operating lease agreements are as follows:

2006	$415,016
2007	426,061
2008	436,187
2009	449,273
2010	462,751
Thereafter	718,473
Total	$2,907,761

The office space lease agreement contains annual scheduled rate increases, equivalent to a minimum of three percent. The Company has recognized rent expense on a straight line basis over the life of the lease, beginning with the date the Company gained access to the premises. The Company was provided with a tenant improvement allowance of $5 per usable square foot (or $106,831) towards its improvements. Pursuant to SFAS No. 13, Accounting for Leases, and FASB Technical Bulletin 88-1, Issues Relating to Accounting for Leases, the Company has recorded these tenant-funded improvements and the related deferred rent in its consolidated balance sheets. The deferred rent is being amortized as a reduction to lease expense over the life of the lease. The Company recognized rent expense associated with the new office space of $382,836 for the year ended December 31, 2005.

Rental expense for all operating leases was approximately $433,781, $61,269 and $42,382, for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company began subleasing a portion of its space to two organizations in 2005. Each organization has a three year lease commitment. Rental income was $7,442 for the year ended December 31, 2005 and is included in grants and other revenue in the accompanying Consolidated Statement of Operations. Future minimum sublease rents for the next three years are expected to be not less than $30,086 for 2006 and 2007 and $22,400 for 2008.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

10.    Commitments and Contingencies (continued)

    Employment Agreements

The Company has employment contracts with several individuals, which provide for annual base salaries and potential bonuses. These contracts contain certain change of control, termination and severance clauses that require the Company to make payments to these employees if certain events occur as defined in their respective contracts.

    Supply Agreements

The Company has executed supply agreements with Novartis and Orthovita, Inc. Under the agreement with Novartis, the Company is obligated to purchase minimum specified quantities of rhPDGF-BB from Novartis beginning in 2006 and increasing as of 2007. Under the Novartis agreement, the annual product prices that the Company is obligated to pay will vary depending on the quantity of rhPDGF-BB that is ordered. Additionally, the price that the Company is obligated to pay is subject to annual adjustment based on the Producer Price Index for Pharmaceutical Preparations. The Company is also obligated to make certain milestone payments to Novartis as outlined above in Note 9. The Novartis agreement covers a seven-year term and is cancelable by either Novartis or the Company under certain circumstances. Unless earlier terminated, the agreement automatically renews at the end of the initial term for consecutive one year periods unless either party terminates the agreement by written notice at least two years prior to the renewal date.

Under these agreements, the Company has minimum purchase commitments totaling approximately $4.6 million for 2006, $3.0 million for 2007, $3.3 million for 2008, $3.5 million for 2009 and $3.6 million for 2010. These minimum purchase commitment calculations are based on minimum purchase quantities as outlined in the respective contracts and prices as adjusted for an assumed inflation rate of 5% per year.

Novartis/Chiron

In July 2004, the Company entered into a commercial supply agreement with Chiron (now Novartis) that will permit it to obtain bulk supply of rhPDGF for commercial sale. Under the terms of the agreement, Novartis will exclusively supply the Company with rhPDGF for use in certain periodontal and orthopedic applications. The Company is obligated to purchase minimum specified quantities of rhPDGF beginning in 2006 and increasing as of 2007. Under the agreement, the annual product prices the Company is obligated to pay vary depending on the quantity of rhPDGF it orders. The Company is also obligated to make certain milestone payments to Novartis. The agreement covers a seven-year term and is cancelable under certain circumstances. Unless earlier terminated, the agreement automatically renews at the end of the initial term for consecutive one year periods unless either party terminates the agreement by written notice at least two years prior to the renewal date.

    Orthovita

In August 2002, the Company entered into an agreement with Orthovita pursuant to which Orthovita will manufacture and exclusively supply the Company with β-TCP for use in GEM 21S. The Company executed a long-term supply agreement with Orthovita for clinical and commercial supplies of β-TCP in bulk quantities. The Company is required to purchase all of its requirements for β-TCP for periodontal and maxillofacial indications from Orthovita. The agreement includes certain annual minimum purchase commitments, and the unit cost paid by the Company may increase annually based on the Consumer Price Index. The agreement covers a 10-year term and is cancelable under certain circumstances. Unless earlier terminated, the agreement automatically renews at the end of the initial term for up to two five year renewal terms.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

10.    Commitments and Contingencies (continued)

    Kensey Nash

In June 2005, the Company entered into an agreement with Kensey Nash to develop commercial products using specific scaffolds manufactured and supplied by Kensey Nash for use in orthopedic applications. Under the agreement, Kensey Nash will exclusively manufacture and supply the scaffold materials for the Company and the Company will be responsible for final formulation, fill and finish activities. The Company is responsible for obtaining US and foreign regulatory approvals for any resulting products. The Company is required to commercialize any resulting products in the US within 12 months of receipt of FDA approval. The Company has the exclusive right to distribute and sell the resulting products worldwide. In addition, the Company agreed to pay royalties to Kensey Nash based on net sales of commercial products worldwide for the term of the agreement. The agreement covers a 10-year term following the commercialization of a product, with two automatic two-year extensions, unless either party provides notice not to extend. If Kensey Nash elects not to extend the agreement, it is obligated to continue to supply the Company with predefined amounts of products for a limited time beyond the agreement’s expiration. The agreement terminates if the Company does not make its first commercial sale of a product developed under the agreement within seven years. The Company paid Kensey Nash an initial payment on the effective date of the agreement. The Company made a second payment after it agreed to continue the agreement beyond a feasibility period. The Company is required to make subsequent payments to Kensey Nash based on the achievement of certain regulatory and commercial milestones of the products developed under the agreement.

11.    Redeemable, Convertible Preferred Stock

The Company has evaluated each class of redeemable, convertible preferred stock in accordance with the guidance contained in EITF Topic D-98, Classification and Measurement of Redeemable Securities, SAB Topic 3(C), Redeemable Preferred Stock, and SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Although the terms of each series of preferred stock do not result in the any series of the Company’s preferred stock being considered mandatorily redeemable as defined in SFAS 150, the terms of each series of preferred stock do allow the holders of each series of preferred stock to redeem the respective series of preferred stock under certain circumstances outside of the control of the Company. As such, the Company has classified each series of redeemable, convertible preferred stock outside of permanent equity on the accompanying consolidated balance sheets. In addition, since each series of redeemable, convertible preferred stock was initially recorded at the original issuance price less the issuance costs, the Company is accreting the carrying value of each series of redeemable, convertible preferred stock to its redemption value using the effective interest method in accordance with EITF Topic D-98.

    Series A Redeemable, Convertible Preferred Stock

The Company issued 1,286,280 shares of Series A Redeemable, Convertible Preferred Stock (‘‘Series A Preferred Stock’’) at $2.53 per share in March 2001 for proceeds of $3,250,000. Related to the issuance of the March 2001 Series A Preferred Stock, the Company incurred costs of $204,779 (including the fair value of warrants issued as discussed below), which was recorded as a reduction to the proceeds.

The Company issued an additional 395,778 shares of Series A Preferred Stock in June 2001 for proceeds of $1,000,000. In May 2002, the Company issued 1,177,536 shares of Series A Preferred Stock at $2.76 per share for proceeds of $3,250,000. Related to the issuance

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

11.    Redeemable, Convertible Preferred Stock (continued)

    Series A Redeemable, Convertible Preferred Stock (continued)

of the May 2002 Series A Preferred Stock, the Company incurred costs of $78,125, which was recorded as a reduction to the proceeds. Later in May 2002, the Company issued an additional 362,319 shares of Series A Preferred Stock for proceeds of $1,000,000.

The shares of Series A Preferred Stock are convertible, at the option of the holder, into a number of shares of common stock as computed by dividing the Series A preference amount by the current Series A conversion price, as defined in the Company’s restated certificate of incorporation dated October 21, 2004, as amended May 4, 2006 (‘‘Restated Certificate of Incorporation’’). The shares of Series A Preferred Stock are convertible into shares of common stock of the Company on a 1 to 1 basis, subject to certain adjustments based on future issuances of common stock. In addition, all outstanding shares will automatically convert into shares of common stock of the Company on a 1 to 1 basis upon completion of an initial public offering (see Conversion section in this Note). The Series A Preferred Stock has a liquidation preference above common stockholders and has the same voting rights equal to the number of shares of common stock to which the Series A Preferred Stock could be converted on the day of the vote or consent of stockholders.

The Series A Preferred Stock may be redeemed at the option of the holders of all Preferred Stock no earlier than October 21, 2009, provided that the holders of 66 2/3% of all outstanding Preferred Stock vote in agreement to redeem all or a portion of the shares. The Company recorded the preferred shares at cash received of $8,561,984, less direct costs of $283,456 associated with the issuance of Series A Preferred Stock; therefore, these costs are accreted to the redemption date using the effective interest method. Accretion of this difference between the carrying value and the redemption price totaled $63,454, $63,385 and $57,622 for the years ended December 31, 2005, 2004 and 2003, respectively.

    Warrants

As the warrant was granted in conjunction with the issuance of the Company’s Series A Preferred Stock, the value of the warrant was estimated to be $16,042 using the Black-Scholes option-pricing model based on the following weighted average assumptions: (1) risk-free interest rate of 4.85%, (2) expected life of 5 years, (3) expected dividends of zero, and (4) volatility factor of zero. The expected life of five years was used because of the related preferred stock’s redemption feature. The issuance of the warrant was recorded as a direct cost of issuance of the related preferred stock and is included in the Company’s total costs of issuance.

As part of the issuance of the Company’s Series A Preferred Stock in March 2001, the Company issued a warrant to purchase 24,495 shares of the Company’s Series A Preferred Stock at $2.53 per share. The warrant expired three years from the date of grant and was immediately exercisable. In March 2004, the warrant was exercised and redeemed in exchange for 24,495 shares of Series A Preferred Stock and $61,894 in proceeds, net of issuance costs of $552.

    Series B Redeemable, Convertible Preferred Stock

The Company issued 1,043,115 shares of Series B Redeemable, Convertible Preferred Stock (‘‘Series B Preferred Stock’’) at $4.79 per share in May 2003 for proceeds of $5,000,000. Related to the issuance of the May 2003 Series B Preferred Stock, the Company incurred costs of $45,354, which was recorded as a reduction to the proceeds. The Company issued an additional 104,312 shares of Series B Preferred Stock in June 2003 as its $500,000 milestone payment relative to patent rights.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

11.    Redeemable, Convertible Preferred Stock (continued)

    Series B Redeemable, Convertible Preferred Stock (continued)

The shares of Series B Preferred Stock are convertible, at the option of the holder, into a number of shares of common stock as computed by dividing the Series B preference amount by the current Series B conversion price, as defined in the Company’s Restated Certificate of Incorporation. The shares of Series B Preferred Stock are convertible into shares of common stock of the Company on a 1 to 1 basis, subject to certain adjustments based on future issuances of common stock. In addition, all outstanding shares will automatically convert into shares of common stock of the Company on a 1 to 1 basis upon completion of an initial public offering (see Conversion section in this Note). The Series B Preferred Stock has a liquidation preference above common stockholders and has the same voting rights equal to the number of common shares to which the Series B Preferred Stock could be converted on the day of the vote or consent of stockholders.

The Series B Preferred Stock may be redeemed at the option of the holders of all Preferred Stock no earlier than October 21, 2009, provided that the holders of 66 2/3% of all outstanding Preferred Stock vote in agreement to redeem all or a portion of the shares. The Company recorded the preferred shares at cash received of $5,000,000, less direct costs of $45,354 associated with the issuance of Series B Preferred Stock; therefore, these costs are accreted to the redemption date using the effective interest method. Accretion of this difference between the carrying value and the redemption price totaled $9,071, $9,071 and $5,669 for the years ended December 31, 2005, 2004 and 2003, respectively.

    Series C Redeemable, Convertible Preferred Stock

The Company issued 3,265,895 shares of Series C Redeemable, Convertible Preferred Stock (‘‘Series C Preferred Stock’’) at $7.87 per share in October 2004 for proceeds of $25,713,476. Related to the issuance of the October 2004 Series C Preferred Stock, the Company incurred costs of $997,690, which was recorded as a reduction to the proceeds.

The shares of Series C Preferred Stock are convertible, at the option of the holder, into a number of shares of common stock as computed by dividing the Series C preference amount by the current Series C conversion price, as defined in the Company’s Restated Certificate of Incorporation. The shares of Series C Preferred Stock are convertible into shares of common stock of the Company on a 1 to 1 basis, subject to certain adjustments based on future issuances of common stock. In addition, all outstanding shares will automatically convert into shares of common stock of the Company on a 1 to 1 basis upon completion of an initial public offering (see Conversion section in this Note). The Series C Preferred Stock has a liquidation preference above common stockholders and has the same voting rights equal to the number of common shares to which the Series C Preferred Stock could be converted on the day of the vote or consent of stockholders.

The Series C Preferred Stock may be redeemed at the option of the holders of all Preferred Stock no earlier than October 21, 2009, provided that the holders of at least 66 2/3% of all outstanding Preferred Stock vote in agreement to redeem all or a portion of the shares. The Company recorded the preferred shares at cash received of $25,713,476, less direct costs of $997,690 associated with the issuance of Series C Preferred Stock; therefore, these costs are accreted to the redemption date using the effective interest method.

In April 2005, the Company issued an additional 1,498,105 shares of Series C Preferred Stock at $7.87 per share for proceeds of $11,795,082. Related to the issuance of the April 2005 Series C Preferred Stock, the Company incurred costs of $622,106, which were recorded as a reduction to the proceeds.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

11.    Redeemable, Convertible Preferred Stock (continued)

    Series C Redeemable, Convertible Preferred Stock (continued)

In June 2005, the Company issued 63,505 shares of Series C Preferred Stock at $7.87 per share in lieu of a $500,000 payment due to ZymoGenetics under the license agreement with ZymoGenetics.

Accretion of the difference between the carrying value and the redemption price totaled $293,547 and $38,814 for the years ended December 31, 2005 and 2004, respectively.

    Board of Directors’ Authority

Under the terms of the Company’s Restated Certificate of Incorporation, the Company’s Board of Directors has the discretion to determine the designations, rights, preferences, qualifications and restrictions, including voting rights, dividends rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing the Company’s Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances.

Following the completion of an initial public offering transaction (see Note 17), preferred stock will be converted to common stock.

Dividends

Each of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (collectively, the ‘‘Preferred Stock’’) is entitled to dividends when and if declared by the board of directors in preference and priority to the payment of dividends on any shares of common stock. Each class of Preferred Stock ranks on parity with each other class of preferred stock as to the receipt of dividends. Unless otherwise provided or required by law, each share of Preferred Stock is entitled to vote on an as converted to common stock basis with all votes to be counted together with all other shares of stock of the Company having general voting power and not separately as a class.

    Liquidation

In the event of a liquidating event (any voluntary or involuntary dissolution, liquidation, or winding-up of the affairs of the Company) or acquisition event or transfer of assets each share of Preferred Stock shall be entitled to receive a preferential payment from the assets of the Company of cash or property (to the extent of funds legally available therefore), equal to the original issue price of such share of Preferred Stock, plus an amount equal to all declared but unpaid dividends. The original issue price for the Series A Preferred Stock is $2.53 per share or $2.76 per share, depending on when it was issued, for the Series B Preferred Stock is $4.79 per share, and for the Series C Preferred Stock is $7.87 per share (in each case, as adjusted for any stock split, subdivision, combination, consolidation, stock distributions, stock dividends or the like). Each class of Preferred Stock ranks on parity with each other class as to the receipt of payment upon a liquidating event. Any remaining assets available upon a liquidating event shall be distributed ratably among the holders of the common stock and the Preferred Stock on an as converted basis.

    Conversion

The Preferred Stock shall be converted automatically into common stock, (1) immediately upon the closing of a firm commitment underwritten public offering, covering the offer and

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

11.    Redeemable, Convertible Preferred Stock (continued)

    Conversion (continued)

sale of common stock for the account of the Company in which the aggregate price to the public of the shares sold for the Company is equal to or greater than $30,000,000 and in which the price per share of common stock is at least $23.62 (as adjusted for stock splits, stock combinations, stock dividends, recapitalizations and the like), or (2) immediately upon the vote or written consent of the holders of at least 75% of then outstanding Preferred Stock (voting as a single class on an as converted to common stock basis) or at such later time or upon such later events as may be specified by such holders so voting or consenting. The initial conversion rate is on a one for one basis, but may be adjusted. The holders of more than 75% of the Company’s outstanding Preferred Stock approved the automatic conversion of all of the outstanding Preferred Stock effective immediately prior to the closing of an initial public offering of the Company provided that the aggregate price in the initial public offering is at least $30,000,000 regardless of the per share price, provided such initial public offering closes on or before September 30, 2006.

Covenants

The Restated Certificate of Incorporation provides a number of covenants that the Company will not take certain action for so long as not less than 573,714 shares of Preferred Stock remain outstanding, without first obtaining the affirmative vote or written consent of the holders of at least 66 2/3% of the authorized and outstanding shares of Preferred Stock, voting together as a single class on an as converted to common stock basis. The Restated Certificate of Incorporation also provides specific procedures for the election of directors by certain classes of Preferred Stock.

    Registration Rights

Substantially all of the holders of the currently outstanding shares of common and Preferred Stock are party to a registration rights agreement. The registration rights agreement grants the stockholders rights to certain information and inspection, which rights terminate upon the earlier of (1) immediately prior to the closing of the first public offering of the common stock and (2) the date the Company registers any securities under the Exchange Act. The registration rights agreement grants demand registration rights for up to two offerings provided each registration statement would cover at least 20% of the then outstanding registrable securities or at least $3,000,000 and unlimited piggyback registration rights.

In addition, once the Company qualifies to register using a Form S-3, the stockholders are entitled to additional demand registration rights provided the reasonably anticipated aggregate offering price is at least $1,000,000. The rights to demand any piggyback registration rights terminate, with respect to each holder, on the earlier of (1) the date five years after the closing date of the Company’s initial public offering, and (2) after the Company’s initial public offering upon such holder holding less than 1% of the outstanding common stock of the Company if such holder could sell all his stock under Rule 144 within any 90-day period without volume limitations, or under Rule 144(k).

The registration rights agreement provides that it may be amended by the Company and the holders of at least 66 2/3% of the registrable securities. In September 2005, the Company and the holders of more than 66 2/3% of the registrable shares under the registration rights agreement consented to amend the agreement such that piggyback rights would not apply with respect to the initial public offering, provided the initial public offering closed on or

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

11.    Redeemable, Convertible Preferred Stock (continued)

    Registration Rights (continued)

before June 30, 2006. In January 2006, the Company and the holders of more than 66 2/3% of the registrable shares amended the above to cover an initial public offering which closes by September 30, 2006.

    Shareholders’ Agreement

Substantially all of the holders of the currently outstanding shares of common and Preferred Stock also are party to a shareholders’ agreement. The shareholders’ agreement provides certain rights related to (1) restrictions on transfer of stock, (2) rights of first refusal by the Company and other stockholders, (3) rights of co-sale in certain situations, (4) voting agreement with respect to the election of the Board of Directors, (5) right of first refusal of new securities offered by the Company, (6) drag along rights and (7) agreement with respect to market standoff. Waiver, modification, or termination of the shareholders’ agreement or any provisions of the agreement requires the consent of the Company, the holders of 66 2/3% of the Preferred Stock, and holders of a majority of the common stock. In September 2005, the Company and the holders of the required percentages of Preferred Stock and common stock consented to the waiver of the provisions in the shareholders’ agreement related to the election of the Board of Directors. The shareholder’s agreement terminates upon the closing of an initial public offering that results in the conversion of all outstanding shares of Preferred Stock.

12.    Stockholders’ Deficit

In May 2006, through its Restated Certificate of Incorporation, the Company approved a total of 26,478,639 capital shares of $0.001 par stock, designated 16,906,500 shares as common stock with $0.001 par value, and 9,572,139 shares as preferred stock with $0.001 par value. Further, the Company designated 3,246,408 shares of its preferred shares as Series A Preferred Stock, 1,147,427 shares of its preferred shares as Series B Preferred Stock, and 5,178,305 shares of its preferred shares as Series C Preferred Stock. The accompanying consolidated financial statements have been retroactively adjusted for the change in the par value of the Company’s common stock from $0.00 to $0.001 for all periods presented.

    Common Stock

As of December 31, 2001, the Company issued 1,500,000 shares of common stock to the Company’s founder and certain employees for proceeds of $500. In March 2001, the Company issued 79,155 shares of its common stock to the President and Fellows of Harvard College for patent licenses. In 2005, the Company issued 30,375 shares to a board member, a consultant and a former employee upon the exercise of stock options.

    Stock Option Plan

During 2001, the Company’s Board of Directors approved the adoption of the 2001 Long-Term Stock Incentive Plan (the ‘‘Option Plan’’). The Option Plan provides that stock options, other equity interests or equity-based incentives in the Company may be granted to key personnel and consultants of the Company at an amount determined by a committee, comprised of elected board members, at the time the option is granted, taking into account the fair value of the common stock at the date of grant. The exercise price is reviewed and modified as significant events occur. The maximum term of any option granted pursuant to the Option Plan is ten years from the date of grant. The vesting of options for 44,250 shares may be accelerated if the Company’s initial public offering results in a change of control.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

12.    Stockholders’ Deficit (continued)

    Stock Option Plan (continued)

In making its determinations regarding fair value of common stock, the Company’s Board of Directors considered a number of company and industry specific factors, including sales of preferred stock, the liquidation preference attributable to the preferred stock, achievement of milestones relating to the Company’s product and product candidates, and the Company’s expectation to continue incurring operating losses for the next several years as it continues to fund its research and development programs. In addition to considering all of the factors described above, the Board of Directors used an income approach with a discounted cash flow methodology. The income approach involves appropriate discount rates to estimated cash flows that are based on forecasts of revenues and costs. The Board’s significant assumptions included its estimates of future cash flows and the discount rate. The Board estimated future cash flows based on a combination of the contractual minimum purchases required of Luitpold, sales estimates received by the Company from Luitpold and the Company’s own internal estimates of product sales. The resulting estimated cash flow, projected over a seven year period, was then discounted to present value using a 30% discount rate. The Board allocated value between the Company’s preferred stock and its common stock based on the economic and control rights of the Company’s preferred stock over its common stock, including liquidation preferences, dividends, conversion rights, redemption rights and specific preemptive rights. Given the substantial control rights and economic benefits associated with the Company’s preferred stock, in making its fair value assessments, the Board has allocated significant value to the Company’s preferred stock. During all periods in question, the liquidation value per share of the Company’s common stock has been negative, given the significant liquidation preference associated with its preferred stock.

In contemplation of a future initial public offering (see Note 17), the Board of Directors reassessed the fair value of the Company’s common stock for 2005. The Board of Directors performed its analysis in accordance with the practice aid issued by the American Institute of Certified Public Accountants titled ‘‘Valuation of Privately Held Company Equity Securities Issued as Compensation’’. The Board used the midpoint of the estimated price range for a potential offering of $18.00 (on a pre-stock split basis) and applied a liquidity discount to reflect the substantial uncertainty involved in pursuing and effectuating an initial public offering, especially for a life sciences company, the fact that the preferred stock only would convert upon the successful completion of the initial public offering, and that conversion was automatic only upon raising a certain amount in the offering, and the fact that even if the initial public offering were completed, substantially all of the presently issued shares of common stock and preferred stock converting into shares of common stock would be subject to lock-up agreements with the underwriters for 180 days. The Board applied an additional discount to that resulting amount in order to reflect the relative value (due to the liquidation preference and other economic and control rights associated with the Company’s preferred stock) of the common stock compared to the preferred stock. The Board then allocated value based on the various economic and control rights associated with the preferred stock (compared to the common stock) as part of an enterprise value allocation method. Based on this retrospective analysis, the Company has determined that certain options issued during 2005 had exercise prices that were below the reassessed fair value of the common stock for 2005.

The Company reassessed the fair value stock price for options issued during the quarters ended March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005. As a result, compensation expense of $177,083, professional fees expense of $46,996, deferred compensation of $975,402, and additional paid-in capital of $1,199,481 were recorded for the

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

12.    Stockholders’ Deficit (continued)

    Stock Option Plan (continued)

year ended December 31, 2005. The deferred compensation is a contra equity balance to the extent the reassessed fair value exceeded the exercise price of the options and will be amortized over the next four years.

Under the Option Plan, 2,250,000, 1,012,500 and 712,500 shares of common stock at December 31, 2005, 2004 and 2003, respectively, have been reserved for issuance under the Option Plan. As of December 31, 2005, 2004 and 2003, options for 1,381,458, 909,600 and 524,663 shares, respectively, were outstanding. The options vest over one to five years and remain exercisable for five or ten years from the date of grant. At December 31, 2005, 2004 and 2003, 838,167, 102,900 and 187,838 shares, respectively, were available for grant pursuant to the Option Plan.

The Company accounts for options granted to employees under APB Opinion No. 25. As discussed above, some of the options have been granted at an exercise price less than the market value of the Company’s common stock.

Stock Options Granted to Employees

The Company granted options of 439,773, 307,500 and 113,400, respectively, to employees, in 2005, 2004 and 2003. The Company has recorded $133,116, $37,280 and $64,414, respectively, of compensation expense related to the issuance of the options for the years ended December 31, 2005, 2004 and 2003, respectively.

    Stock Options Granted to Board Members (Non-Employees)

The Company granted options of 38,385, 26,438 and 19,575, respectively, to members of the board of directors, in 2005, 2004 and 2003. The Company has recorded $43,967, $7,625 and $7,625, respectively, of compensation expense related to the issuance of the options for the years ended December 31, 2005, 2004 and 2003, respectively.

    Stock Options Granted to Consultants

The Company granted options of 25,200, 51,000 and 0, respectively, to consultants in 2005, 2004 and 2003. The Company has recorded $46,996, $6,745 and $0 respectively, of professional services expense related to the issuance of the options for the years ended December 31, 2005, 2004 and 2003, respectively.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

12.    Stockholders’ Deficit (continued)

    Stock Options Granted

Information with respect to the Option Plan through December 31, 2005 is as follows:

	Options	Exercise Price	Weighted- Average Exercise Price
Outstanding at December 31, 2002	391,688	$0.25-2.53	$0.72
Granted below market value	—	$—	$—
Granted at market value	14,700	$2.53	$2.53
Granted above market value	118,275	$2.87	$2.87
Exercised	—	—	—
Outstanding at December 31, 2003	524,663	$0.25-2.87	$1.26
Granted below market value	—	$—	$—
Granted at market value	30,000	$2.53	$2.53
Granted above market value	354,937	$2.87-3.47	$3.26
Exercised	—	—	—
Outstanding at December 31, 2004	909,600	$0.25-3.47	$2.08
Granted below market value	503,358	$1.33-3.63	$3.63
Granted at market value	—	$—	$—
Granted above market value	—	$—	$—
Exercised	(30,375)	$0.38–5.20	$1.27
Forfeitures	(1,125)	$5.20	$5.20
Outstanding at December 31, 2005	1,381,458	$0.25-3.63	$2.67
Exercisable at December 31, 2005	631,395		$1.82
Available for grant at December 31, 2005	838,167

The weighted average fair value of options granted during the year are as follows:

For the year ended December 31, 2005	$2.90
For the year ended December 31, 2004	$—
For the year ended December 31, 2003	$0.10

Exercise prices for options outstanding at December 31, 2005 are as follows:

Exercise Price	Number of Options	Weighted- Average Remaining Contractual Life	Outstanding Options Vested and Exerciseable
$0.28	135,000	0.24	135,000
$0.67	117,750	4.43	112,125
$1.33	112,313	1.48	87,563
$2.53	43,575	2.33	36,075
$2.87	241,650	2.94	117,300
$3.47	231,187	3.84	110,062
$3.63	499,983	4.47	33,270
	1,381,458		631,395

The Company accounts for options granted to non-employees in accordance with SFAS No. 123 as amended. During 2001, the Company issued 97,500 options for common stock to

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

12.    Stockholders’ Deficit (continued)

    Stock Options Granted (continued)

its Scientific Advisory Board members and an additional 3,750 options for common stock to other non-employees at an exercise price less than the market value of the Company’s common stock. The Company valued these options using the Black-Scholes option-pricing model based on the assumptions listed below. The Company recorded professional services expense of $202,094 during 2001 related to the issuance of these options.

The Company did not issue any options to Scientific Advisory Board members or non-employees in 2002 and 2003. During 2004, the Company issued 51,000 options to Scientific Advisory Board members at an exercise price less than the market value of the Company’s common stock. The Company valued these options using the Black-Scholes option-pricing model based on the assumptions listed below. The Company recorded professional services expense of $6,745 during 2004 related to the issuance of these options.

The weighted average remaining contractual life of outstanding options was 5.2, 5.5 and 6.1 years for the years ended December 31, 2005, 2004 and 2003, respectively.

The fair value of each option on its grant date has been estimated using the Black-Scholes option-pricing model based on the following weighted average assumptions: 1) risk-free interest rate of 4.01%, 3.43% and 3.01%, respectively in 2005, 2004 and 2003, 2) expected life of 4 years, 4 years and 5 years, respectively in 2005, 2004 and 2003, 3) expected dividends of zero, and 4) volatility factor of zero. For options issued to non-employees (board members and consultants), the Company used a ‘‘near zero’’ volatility, as permitted by SFAS No. 123.

The Company has reserved shares of common stock for future issuance as follows:

	2005	2004
Convertible, redeemable preferred stock	9,221,340	7,659,730
Options	1,381,458	909,600
	10,602,798	8,569,330

13.    Income Taxes

The provision for income taxes consists of the following amounts:

	Years Ended December 31,
	2005	2004	2003
Current:
Federal	$—	$—	$69,392
State	—	—	8,039
Total current	—	—	77,431
Deferred:
Federal	(3,969,329)	(279,712)	(1,369,501)
State	(278,669)	(19,638)	(274,950)
Total deferred	(4,247,998)	(299,350)	(1,644,451)
Total provision, before valuation allowance	(4,247,998)	(299,350)	(1,567,020)
Change in valuation allowance	4,247,998	299,350	1,644,451
Total provision, after valuation allowance	$—	$—	$77,431

The net deferred income taxes as of December 31 include the following amounts of deferred income tax assets and liabilities:

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

13.    Income Taxes (continued)

	2005	2004
Deferred tax assets – current:
Inventory reserve	$178,235	$—
Deferred revenue	101,260	—
Total deferred tax assets – current	279,495	—
Deferred tax assets – noncurrent:
Net operating loss carryforwards	1,890,646	2,046,846
Fixed assets (tax basis difference)	21,139	—
Intangibles (tax basis difference)	103,025	61,436
Deferred revenue	5,717,447	1,661,420
Accrued rent holiday	61,312	—
Accrued tenant buildout allowance	38,023	—
Deferred compensation on stock options	24,946	183,891
Charitable contribution carryforwards	20,287	7,162
AMT credit carryforwards	69,392	69,392
Total deferred tax assets – noncurrent	7,946,217	4,030,147
Total gross deferred tax assets	8,225,712	4,030,147
Deferred tax liabilities	(1,749)	(54,182)
Valuation allowance	(8,223,963)	(3,975,965)
Net deferred tax assets	$—	$—

The Company’s deferred income taxes relate principally to deferred revenue, deferred compensation and federal and state net operating loss and credit carryforwards.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before the provision for income taxes. The sources and tax effects of the differences are as follows:

	2005	2004
Federal income tax benefit at US statutory rates	$(3,969,902)	$(354,658)
State income taxes, net of federal benefit	(493,189)	(44,104)
Permanent differences	61,177	5,116
Change in valuation allowance	4,247,998	299,350
Other	153,916	94,296
Total income tax expense on continuing operations	$—	$—

At December 31, 2005, the Company had federal net operating loss carryforwards of $5,019,896 that will begin to expire in 2024. State net operating loss carryforwards at December 31, 2005 totaled $4,286,274 and will expire between 2009 and 2019. The use of deferred tax assets including federal net operating losses and credits are limited to the future taxable earnings. Based on the required analysis of future taxable income under the provisions of SFAS No. 109, management believes that there is not sufficient evidence at December 31, 2005 indicating that the results of operations will generate sufficient taxable income to realize the net deferred tax asset in years beyond 2005. As a result, a valuation allowance was provided for the entire net deferred tax asset related to future years, including loss and credit carryforwards.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

13.    Income Taxes (continued)

The valuation allowance was $8,223,963 and $3,975,965 at December 31, 2005 and 2004, respectively. The valuation allowance increased by $4,247,998 and $299,350 in 2005 and 2004, respectively.

The Company’s ability to use its net operating loss (‘‘NOL’’) carryforwards is limited and subject to annual limitations. In connection with this offering, the Company may realize a ‘‘more than fifty percent change in ownership’’ which could further limit its ability to use its NOL and tax credit carryforwards accumulated as of the date of this offering to reduce future taxable income and tax liabilities. Additionally, because United States tax laws limit the time during which NOL and tax credit carryforwards may be applied against future taxable income and tax liabilities, the Company may not be able to take advantage of its NOLs and tax credits for federal income tax purposes.

14.    Employee Benefits

401(k) Plan

Effective January 1, 2004, the Company began sponsoring a defined contribution plan covering substantially all its employees fulfilling minimum age and service requirements. Participation in the plan is optional. The expenses associated with this plan were $2,400 and $2,690 in 2005 and 2004, respectively. No contributions were made by the Company for the years ended December 31, 2004 and 2005.

    Section 125 Cafeteria Plan

Effective May 10, 2004, the Company began offering employees the benefit of participating in a Section 125 Cafeteria Plan. Participation in the plan is optional. The expenses associated with this plan were $1,389 and $1,412 in 2005 and 2004, respectively. The Company made contributions of $228,214, $159,286 and $68,928 for years ended December 31, 2005, 2004, and 2003.

15.    Related Party Transactions

    Intellectual Property

The Company’s President and Chief Executive Officer (‘‘CEO’’), was a professor at Harvard University and in such position was the co-inventor of certain intellectual property. As part of his employment arrangement with Harvard, he assigned all of his rights to the intellectual property to Harvard. The Company currently has a license agreement with Harvard with respect to some of this intellectual property. As is customary, Harvard often shares some of the royalties they receive from successful intellectual property licenses with the faculty members that invented such intellectual property. To date, Harvard has paid to the Company’s CEO a total of $41,563 with respect to the intellectual property licensed to the Company as compensation to the Company’s CEO as the co-inventor of the intellectual property that the Company licenses from Harvard, and additional payments may be due in the future. Subsequent to December 31, 2005, Harvard has paid the Company’s CEO an additional $378,080 related to the Company’s payment of milestone and royalties to Harvard (see Notes 7 and 9).

Consulting Agreement with Spouse of the Company’s President and CEO

The Company employs, on a contract basis, the spouse of the Company’s President and CEO. The Company has paid her $109,168, $104,388, and $116,108, respectively, for consulting services during the years ended December 31, 2005, 2004 and 2003. In 2006, the spouse

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

15.    Related Party Transactions (continued)

became a part-time employee of the Company and her consulting agreement was terminated. Her employment is at will and the terms of her employment are reviewed at least annually by the nominating and governance committee of the Board of Directors.

Consulting Agreement with Member of the Board of Directors

In February 2002, the Company entered into a consulting agreement with a member of the Company’s board of directors, under which the board member provides consulting services to the Company relating to the non-clinical development of the Company’s products and interactions and filings with the FDA. The consulting agreement terminates on February 18, 2007. Under the terms of the agreement, the board member provides consulting services to the Company at the rate of $350 per hour, up to a maximum of $2,800 per day. During 2004, the Company paid the board member $26,875 under this consulting agreement. Under the agreement, the board member is subject to an obligation (1) not to disclose non-public information relating to the Company during the term of his consultancy and for 60 days thereafter, (2) not to engage in competitive activities during the term of his consultancy and for 12 months thereafter and (3) not to solicit any employee of the Company for a period of 12 months following the termination of his consultancy for any reason.

    Consulting Agreement with Case Western Reserve University

In September 2003, the Company entered into an agreement with Case Western Reserve University (‘‘Case Western’’), to conduct certain research in bone cell growth to be directed by the same board member of the Company’s board of directors discussed above and who is also a Professor of Biology and Pathology at Case Western. The total amount for this project was $83,500, of which $41,750 was paid in 2003 to start the project. An additional $5,000 was paid in October 2005. The Company and Case Western agree not to disclose the confidential information of the other party for a period of three years from the date of the written disclosure of such confidential information. Either party may terminate the agreement for any reason with 30 days written notice.

    Lease Agreement

As discussed in Note 10, the Company has signed a lease agreement for new office space with a total lease commitment of $2,901,316 and an initial lease term through 2012. The lessor is a local real estate development company, in which the Company’s President and CEO has a fifty percent ownership interest. The Company has agreed to indemnify the lessor under specific circumstances. During 2002 and 2003, the Company capitalized certain costs pursuant to this office facility development and leasing arrangement. The Company moved into the new facility in July 2005. At December 31, 2005, the capitalized amounts relative to the development were $3,001,638. The Company paid the lessor $271,967 during the year ended December 31, 2005. The Company has an outstanding long term receivable in the amount of $106,831 from the lessor as of December 31, 2005.

Note Payable

Prior to issuing the initial shares of Series A Preferred Stock, the Company entered into a short-term note with the Company’s President and CEO under which the Company’s liability to the officer was $53,268. The note was repaid during 2003.

16.    Unaudited Information

The following table presents unaudited quarterly financial data of the Company. The Company’s quarterly results of operations for these periods are not necessarily indicative of future results.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

16.    Unaudited Information (continued)

	Revenue	Income (Loss) From Operations	Net Income (Loss)	Net Income (Loss) Attributable to Common Stockholders	Net Income (Loss) Attributable to Common Stockholders Per Share – Basic	Net Income (Loss) Attributable to Common Stockholders Per Share – Diluted
Year ended December 31, 2005

1st Quarter	$1,283,244	$(193,920)	$(32,026)	$(100,041)	$(0.06)	$(0.06)
2nd Quarter	1,297,503	(1,543,097)	(1,319,045)	(1,411,208)	(0.89)	(0.89)
3rd Quarter	1,311,761	(1,459,241)	(1,196,415)	(1,299,273)	(0.82)	(0.82)
4th Quarter	624,009	(9,396,884)	(9,128,696)	(9,231,732)	(5.82)	(5.82)

Significant events in the fourth quarter are as follows: (a) FDA approval of the Company’s product, which triggered milestone payments of $4,875,000, (b) increase in payroll costs due to the hiring of 14 new employees, (c) capitalized patent costs resulting in an increase in amortization expense, and (d) the Company purchased lab equipment, resulting in an increase in depreciation expense.

Year ended December 31, 2004

1st Quarter	$1,301,067	$377,007	$404,770	$386,687	$0.25	$0.06
2nd Quarter	1,301,067	(440,266)	(414,350)	(432,474)	(0.27)	(0.27)
3rd Quarter	1,697,359	(153,858)	(126,442)	(144,566)	(0.09)	(0.09)
4th Quarter	1,301,068	(1,022,040)	(907,090)	(964,029)	(0.62)	(0.62)

17.    Subsequent Event — Initial Public Offering

The Company filed a registration statement on Form S-1 with the Securities and Exchange Commission (‘‘SEC’’) relating to the initial public offering of shares of its common stock. In connection with its initial public offering, the Company’s board of directors approved a 1.5 to one stock split that occurred on May 4, 2006.

18.    Stock Split

On May 4, 2006, the Company’s board of directors approved a stock split for all of the Company’s issued and outstanding common stock and Preferred Stock on a 1.5 for one basis, which was effective on May 4, 2006. In addition, the Company’s board of directors approved the conversion of Preferred Stock to common stock on a one to one basis, effective immediately upon completion of the initial public offering. The accompanying consolidated financial statements have been retroactively adjusted for the change in all authorized and issued or outstanding common stock, Preferred Stock, common stock options and related per share amounts, but does not include the conversion of Preferred Stock to common stock.

We have not, and the underwriters and selling stockholders have not, authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any amendment. You must not rely on any unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is current as of the date of this prospectus. You should not assume that this prospectus is accurate as of any other date.

2,410,000 Shares

Common Stock

Deutsche Bank Securities
Pacific Growth Equities, LLC
First Albany Capital
A.G. Edwards

Prospectus

                            , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses, to be paid solely by us, in connection with the securities being registered hereby:

Securities and Exchange Commission registration fee	$4,426
NASD filing fee	4,636
Blue Sky fees and expenses	5,000
Printing expenses	50,000
Accounting fees and expenses	50,000
Transfer agent’s fees and expenses	20,000
Legal fees and expenses	100,000
Miscellaneous expenses	103,367
Total	$337,429

*	To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

General Corporation Law

We are incorporated under the laws of the State of Delaware. Section 145 (‘‘Section 145’’) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the ‘‘General Corporation Law’’), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Section 102 of the General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws that will be in effect upon completion of this offering provide for the indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law.

Liability Insurance

Our directors and officers are covered under directors’ and officers’ liability insurance policies maintained by us with coverage up to $5 million.

Item 15.    Recent Sales of Unregistered Securities.

During the last three years, we have issued the following securities without registration under the Securities Act:

(a)	Issuances of Capital Stock.

(1)	In March 2004, we issued 24,495 shares of Series A redeemable, convertible preferred stock to Forest Street Capital, LLC upon exercise and redemption of a warrant for an aggregate of $0.06 million.

(2)	In October 2004, we sold an aggregate of 3,265,895 shares of Series C redeemable, convertible preferred stock to Burrill Biotechnology Capital Fund, L.P., Novo A/S, Denmark, Holden Ventures III W, L.P., Holden Ventures III C, L.P., Holden Ventures III D, L.P., Memphis Biomed Ventures I, L.P., InterWest Partners VIII, L.P., InterWest Investors VIII, L.P., InterWest Investors Q VIII, L.P., CMEA Ventures Life Sciences 2000, L.P., CMEA Ventures Life Sciences 200, Civil Law Partnership, CMEA Ventures VI, L.P. and individual investors for an aggregate of $25.7 million.

(3)	In April 2005, we sold an aggregate of 1,498,105 shares of Series C redeemable, convertible preferred stock to Novo A/S, Denmark, Noro-Moseley Partners V, L.P., Pinto Technology Ventures, LLP, Axiom Ventures Partners III, L.P. and HSS Ventures, Inc. for an aggregate of $11.8 million.

(4)	In June 2005, we issued 63,505 shares of Series C redeemable, convertible preferred stock to ZymoGenetics, Inc. in lieu of a $500,000 payment of a milestone under our license agreement.

We believe that the securities sold in these transactions were exempt from registration under Section 4(2) of the Securities Act.

(b)	Stock Option Grants.

As of September 30, 2006, 229,950 shares of common stock were issued upon exercise of stock options granted to employees, directors and consultants. In addition, options to purchase 1,503,902 shares of common stock were outstanding under our 2001 long-term stock incentive plan.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Reference is made to the attached Exhibit Index.

(b)	Financial Statement Schedules.

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement; and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)    The undersigned registrant hereby undertakes that:

(i)    For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fie offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Franklin, Tennessee on February 2, 2007.

BIOMIMETIC THERAPEUTICS, INC.
By: /s/ Samuel E. Lynch Samuel E. Lynch, D.M.D., D.M.Sc. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Capacity	Dates

/s/ Samuel E. Lynch	President and Chief Executive Officer, Director (Principal Executive Officer)	February 2, 2007

Samuel E. Lynch, D.M.D., D.M.Sc.

/s/ Larry Bullock	Chief Financial Officer (Principal Financial and Accounting Officer)	February 2, 2007

Larry Bullock

*	Chairman of the Board of Directors	February 2, 2007

Larry W. Papasan

*	Director	February 2, 2007

Thomas Dyrberg, M.D.

*	Director	February 2, 2007

Chris Ehrlich

*	Director	February 2, 2007

Gary Friedlaender, M.D.

*	Director	February 2, 2007

James G. Murphy

*	Director	February 2, 2007

Douglas Watson

*	By: /s/ Larry Bullock Larry Bullock Attorney-in-fact

 EXHIBIT INDEX

Exhibit No.		Description
1.1		Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation (Incorporated by reference from the registrant’s Form 10-Q for the quarter ended June 30, 2006)
3.2		Form of Amended and Restated Bylaws (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on March 31, 2006)
4.1		Form of certificate representing shares of common stock (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on April 26, 2006)
5.1		Opinion of Morrison & Foerster LLP
10.1	**	License Agreement between the registrant and President and Fellows of Harvard College, dated as of April 10, 2001 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on May 8, 2006)
10.2	**	Exclusive Patent License Agreement between the registrant and ZymoGenetics, Inc., dated as of March 28, 2001 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on May 10, 2006)
10.3	**	Second Exclusive Patent License Agreement between the registrant and ZymoGenetics, Inc., dated as of January 21, 2003 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on May 10, 2006)
10.4	**	Letter Agreement between the registrant and ZymoGenetics, Inc., dated October 17, 2005 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on May 8, 2006)
10.5	**	Manufacturing and Supply Agreement between the registrant and Chiron Corporation (now Novartis), dated as of July 28, 2004 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on May 8, 2006)
10.6	**	Supply Agreement between the registrant and Orthovita, Inc. dated as of August 2, 2002 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.7	**	Exclusive Sublicense Agreement between the registrant and Luitpold Pharmaceuticals, Inc., dated as of December 9, 2003 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on May 10, 2006)
10.8		Research, Development and Marketing Agreement between the registrant and Luitpold Pharmaceuticals, Inc., dated as of December 9, 2003 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on May 8, 2006)

Exhibit No.		Description
10.9	**	Manufacturing and Supply Agreement between the registrant and Luitpold Pharmaceuticals, Inc., dated as of December 9, 2003 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on May 8, 2006)
10.10	**	Development, Manufacturing and Supply Agreement between the registrant and Kensey Nash Corporation, dated as of June 28, 2005 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.11		Lease Agreement between the registrant and Noblegene Development LLC, dated April 22, 2004 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.12		First Amendment to Lease Agreement between the registrant and Noblegene Development LLC, dated July 22, 2005 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.13		2001 Long-Term Stock Incentive Plan (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.14		2005 Employee Stock Purchase Plan (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.15		Employment Agreement, effective as of November 30, 2004, by and between the registrant and Dr. Samuel E. Lynch (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.16		Amendment to Employment Agreement, effective as of December 1, 2004, by and between the registrant and Dr. Samuel E. Lynch (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.17		Employment Agreement, effective as of December 18, 2003, by and between the registrant and Larry Bullock (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.18		Employment Agreement, effective as of December 8, 2003, by and between the registrant and Charles E. Hart, Ph.D. (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.19		Employment Agreement, effective as of June 6, 2002, by and between the registrant and Mark Citron (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.20		Employment Agreement, effective as of September 1, 2002, by and between the registrant and James Monsor (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)

Exhibit No.		Description
10.21		Employment Agreement, effective as of July 5, 2005, by and between the registrant and Steven N. Hirsch (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.22		Employment Agreement, effective as of May 31, 2005, by and between the registrant and Earl Douglas (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.23	**	Patent Purchase Agreement by and among the registrant and Institute of Molecular Biology, Inc dated November 16, 2005 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.24		Amendment No. 1 to Exclusive Sublicense Agreement between the registrant and Luitpold Pharmaceuticals, Inc. dated as of December 21, 2005 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.25		Amendment No. 1 to Manufacturing and Supply Agreement between the registrant and Luitpold Pharmaceuticals, Inc. dated as of December 21, 2005 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.26	**	Letter Agreement between the registrant and Luitpold Pharmaceuticals, Inc. dated as of December 21, 2005 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.27		Form of indemnification agreement by and between the registrant and each executive officer and director (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on February 10, 2006)
10.28		Amended and Restated Information and Registration Rights Agreement dated October 21, 2004 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on March 31, 2006)
10.29		Amendment to the Amended and Restated Information and Registration Rights Agreement dated April 29, 2005 (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on March 31, 2006)
10.30		Amendment to 2001 Long-Term Stock Incentive Plan (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on April 26, 2006)
10.31		Second Amendment to 2001 Long-Term Stock Incentive Plan (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on April 26, 2006)
10.32		Third Amendment to 2001 Long-Term Stock Incentive Plan (Incorporated by reference from the registrant’s Registration Statement on Form S-1 (SEC File No. 333-131718) filed on May 5, 2006)
10.33	†	Amendment to 2005 Employee Stock Purchase Plan

Exhibit No.		Description
21.1	†	Subsidiaries of the registrant
23.1		Consent of Ernst & Young LLP
23.2		Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
24.1	†	Powers of Attorney (included in Part II to the Registration Statement)

**	Confidential treatment was granted for portions of this exhibit.

†	Previously filed.